SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S PROPOSAL AND MANUAL FOR PARTICIPATION IN GENERAL MEETINGS 71st Annual General Meeting 213th Extraordinary General Meeting April 23, 2026 Manual for participation in General Meetings 2/26 TABLE OF CONTENTS I. Message from the Management .............................................................................................. 3 II. Guidance for Participation in the General Meeting ................................................................ 4 Participation via Ballot Paper .................................................................................................. 4 Participation via Digital Platform ............................................................................................. 6 Holders of ADRs…………………………………………………………………………………………9 Convening of the General Meeting …………………………………………………………… .. ……9 Voting Rights …….……………………………………………………………………………………. 10 Approval of the Matters on the Agenda …..…………………………………………………….…10 Final guidelines……………………………………………………………………………….………..10 III. Call Notice ............................................................................................................................... 11 IV. Management's Proposal ....................................................................................................... 14 V. Annex ..................................................................................................................................... 27 Manual for participation in General Meetings 3/26 I. MESSAGE FROM THE MANAGEMENT Dear Shareholder: It is with immense pleasure that I present to you this document containing the Management's Proposal and Manual for participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote. This document has been prepared based on Copel's Corporate Governance policy, last updated in 2025, which is founded on integrity, transparency, fairness, accountability, and sustainability. The Proposal aims to present, in a clear and brief way, information related to the Company’s Shareholders’ Meeting, offering contributions that help the understanding of the proposals for resolution, encouraging the participation of shareholders in the events on the Company's corporate agenda. The matters to be presented for resolution of shareholders are described in the Call Notice and in the Management’s Proposal. Copel’s 71st AGM and 213rd Extraordinary General Meeting - EGM will be called to take place, on first call, on April 23, 2026, at 2pm, and will be held exclusively digitally, with the participation of its shareholders virtually, through the Ten Meetings digital platform, without prejudice to the possibility of exercising the vote by means of a Distance Voting Ballot. It is also important to mention that the Meeting will be attended, among others, by members of the Executive Board and representatives of the Supervisory Board, the Statutory Audit Committee and the independent auditor, who will be in a position to provide additional clarifications on the matters on the agenda, in accordance with their respective duties. Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in this Meeting. Yours sincerely, Marcel Martins Malczewski Chairman of the Board of Directors Manual for participation in General Meetings 4/26 II. GUIDANCE FOR PARTICIPATION IN THE GENERAL MEETING Copel’s shareholders may take part in the General Meeting: (i) via Ballot Paper, made available to shareholders on the following websites: the Company’s (ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission - CVM; or (ii) via Digital Platform, which may be accessed personally or by a duly appointed proxy, pursuant to CVM Resolution no. 81/2022 - RCVM 81, as described below. Participation via Ballot Paper In order to facilitate and encourage the participation of its shareholders, Copel will adopt the remote voting system under the terms of RCVM 81, allowing its Shareholders to send distance voting ballots through their respective custody agents, the Bookkeeping Agent (Itaú Corretora de Valores S.A.) or directly to the Company, in accordance with the following guidelines: Distance voting ballots regarding the AGM and the EGM have been made available on Copel’s website (ri.copel.com) and on CVM's (gov.br/cvm) and B3's (b3.com.br) websites, in printable and manually fillable versions. Shareholders who choose to exercise their right to vote at a distance may (a) fill out and send the voting form directly to the Company, or (b) transmit the filling out instructions to qualified service providers, according to the guidelines below: • Exercise of voting rights through service providers - Remote voting system Shareholders who choose to exercise their voting rights remotely through service providers must transmit their voting instructions to their respective custody agents or through B3's Central Depository or, if the shares are in a book-entry environment, through the bookkeeper, in compliance with the rules determined by the latter. To this end, shareholders must contact their custody agents, access B3's Central Depository or contact the bookkeeping agent and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so. The Ballot Papers must be sent to the custody agent, to the Central Depositary of B3 or to the bookkeeping agent, as applicable, in accordance with the procedures established by them, by April 19, 2026 (inclusive) or another specific date indicated by them. Manual for participation in General Meetings 5/26 • Shareholder sending the ballot directly to the Company The shareholder who chooses to exercise his/her voting right at a distance directly to the Company may choose from the following options: 1) Send a digitalized copy of the ballot and the pertinent documentation to the following email address: ri@copel.com 2) Send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Office, at Investor Relations Executive Management. 3) Submit the report via the digital platform by following these steps: (i) access the Assembly's website using the link https://assembleia.ten.com.br/008148610; (ii) create an account with a unique username and password, selecting “Voting” as “Distance Voting Ballot (BVD)” (iii) attach the required documents as described below; (iv) proceed to the “Assembly” tab; and (v) cast and confirm your votes. For the ballot to be considered valid, it is essential that: (i) all of its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a copy of the following documents: (a) for natural person shareholders: identity document with photo of the shareholder and/or his representative, as case may be; (b) for legal entity shareholders: • last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and • identity document with a photo of the legal representative; and (c) for investment funds: • last consolidated regulation of the fund; • bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund; • corporate documents that prove the powers of representation; and Manual for participation in General Meetings 6/26 • identity document with a photo of the legal representative. The documents must be received by the Company, in full order, within four days prior to the date of the General Meeting, that is, by April 19, 2026 (inclusive), pursuant to article 27 of RCVM 81. Ballots received by the Company after this date will not be considered. Within three days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or or whether corrections or additional information are required, under the terms of RCVM 81. Exceptional situations In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company or by the Central Depositary and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant RCVM 81; (ii) in the event of receipt of divergent ballot papers for the same CPF or CNPJ number, received directly by the Company or by the Central Depositary, the ballots from the Central Depositary shall prevail, pursuant to RCVM 81; (iii) when the Central Depositary receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to RCVM 81; (iv) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; and (v) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to RCVM 81. Participation via Digital Platform The Annual General Meeting shall be held exclusively in digital mode, with the shareholders taking part virtually through the Ten Meetings digital platform (“Digital Platform”). Therefore, shareholders cannot attend the meeting in person. For participation via digital platform, up to 2 days prior to the event, that is, April 21, 2026, the shareholder must necessarily acess https://assembleia.ten.com.br/008148610, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Meeting. Natural person shareholder (a) valid identification with photo of the shareholder or proxy, if applicable; (b) instrument granting powers to a third party, in case the shareholder participates represented by proxy; and Manual for participation in General Meetings 7/26 (c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. Legal entity shareholder (a) valid identification with photo of the legal representative; (b) documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney; and (c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. Investment Fund Shareholder (a) valid identification document with photo of the legal representative; (b) the fund's current regulations; (c) the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy; (d) documents proving representation, including a copy of the minutes of the election of the administrator(s) of the manager or administrator who will attend the Meeting or who, as the case may be, will grant the power of attorney to attend the Meeting, and the power of attorney; and (e) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. For participation through a proxy, the power of attorney must have been granted less than one year ago, pursuant to Article 126, paragraph 1, of Law No. 6,404/1976 (“Corporation Law”). Additionally, in compliance with the provisions of art. 654, §1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted, and the signature of the grantor. The formalities of signature confirmation, authentication, notarization, consularization, apostille or sworn translation are exceptionally waived with in relation to the above documents. It should be noted that documents in Portuguese, English and Spanish are also exempt from free translation. In such cases, the shareholder is responsible for the veracity and integrity of the documents submitted. Copel’s natural person shareholders can only be represented at the Meeting by a proxy who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of the Brazilian Corporation Law. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such Manual for participation in General Meetings 8/26 person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM RJ2014/3578; j. 4.11.2014). Copel will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation. The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company. It should be noted that the registration confirmation e-mail, as well as the reminder for the Meeting, will be sent exclusively to the e-mail address informed in the participation registration. Under the terms of article 6, §3 of RCVM 81, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the link https://assembleia.ten.com.br/008148610 and/or fail to attach the necessary participation documents within the term provided herein (until April 21, 2026, without delay). Failure to receive registration If the shareholder (or his/her proxy, as the case may be) has not received the confirmation of his/her registration, he/she should contact the Company, through the e-mail ri@copel.com or by telephone +55 (41) 3331- 4011 within 2 (two) hours before the start time of the Meeting, so that the guidelines can be forwarded to him/her. In the event of the need for documentary supplementation and/or additional clarifications regarding the documents sent for the purposes of registration of participation, the Company will contact the shareholder (or their respective proxy, as the case may be) to request such documentary supplementation and/or additional clarifications in a timely manner, allowing the confirmation of the registration within the period referred to above. Login information and guidelines to access the Digital Platform • Login information: After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines to log into the Digital Platform. • Confidentiality: The information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by Copel under the terms of this Proposal. Manual for participation in General Meetings 9/26 • Shareholders’ responsibilities: While using the Digital Platform, shareholders commit to: (i) use the logins and passwords registered solely and exclusively for the remote monitoring and/or voting on the Meeting, (ii) not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting. • Technological requirements: To access the Digital Platform, the following are required: (i) computer or smartphones with camera and audio that can be enabled; and (ii) internet access connection of at least 10mb. • Compatible browsers: Google Chrome, Edge or Safari • Incompatible browsers: Mozilla Firefox is not compatible with the Digital Platform. • VPN and cameras: It is recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform. • Smartphone: Although the platform is compatible with all operating systems, and can also be accessed via smartphone, it is recommended that the shareholder use a computer, to have a better view of the event, giving preference to a Wi-Fi network for a more stable connection. • Recording: There will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 28, of RCVM 81. • Attendance and signing: The duly registered shareholder who participates in the Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant RCVM 81. • Connectivity issues: The Company is not responsible for any operational or connectivity problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means. Holders of ADRs The financial depositary institution of American Depositary Receipts - ADRs in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting. The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil. Convening of the General Meetings Under the terms of article 135, caput, of the Corporation Law, for the General Meetings to be Manual for participation in General Meetings 10/26 convened, on first call, it will be necessary for shareholders and/or their legal representatives holding an interest corresponding to at least 1/4 of the Company's voting capital to be in a position to attend. If the aforementioned percentage is not reached, a new call will be made at least eight days in advance, after which the Annual Meeting will be held if any number of shareholders is present. Voting Rights Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital. Approval of the Matters on the Agenda Pursuant to article 129 of the Brazilian Corporation Law, the resolutions of the General Shareholders' Meetings, subject to the exceptions provided for by law, shall be taken by absolute majority of votes, disregarding abstentions. Final Guidelines Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Investor Relations Executive Management at (+55) (41) 3331- 4011 or through the e-mail address ri@copel.com. Manual for participation in General Meetings 11/26 III. CALL NOTICE The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual General Meeting to be held exclusively in digital mode, pursuant to art. 124 of Law no. 6404/76 - Brazilian Corporation Law and CVM Resolution no. 81/2022 - RCVM 81, on April 23, 2026, at 2 p.m., on first call, and will therefore be considered to be held at the Company's headquarters, via Ten Meetings digital platform (https://assembleia.ten.com.br/008148610), to decide on the following agenda: ANNUAL GENERAL MEETING 1. Annual Management Report, Management Statements and Financial Statements for fiscal year 2025; 2. Management's proposal for the Capital Budget for fiscal year 2026; 3. Management's proposal for the allocation of net profit for 2025 and distribution of dividends; 4. Setting up of the Supervisory Board, considering the nomination of candidates by shareholders, in accordance with the applicable law; 5. If the Supervisory Board is set up, election of three regular members and their respective alternates; and 6. Establishment of the global compensation for Management, Supervisory Board members (if elected), and members of Statutory Committees for the fiscal year 2026. EXTRAORDINARY GENERAL MEETING 1. Election of a member of the Board of Directors to serve the unified term ending at the ordinary general meeting that reviews the management’s accounts and the Company’s financial statements for the fiscal year ending December 31, 2026; and 2. Resolution on the compliance of the elected member of the Board of Directors with the independence criteria established in CVM and Novo Mercado regulations. Documents referring to the matters to be discussed at the Annual General Meeting, including the Management’s Proposal and the Manual for Participation in General Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com). The Meeting will be held exclusively online, in order to promote greater accessibility for shareholders and increase efficiency in the organization and execution of the proceedings. Accordingly, shareholders may participate by: (a) through a ballot paper, the template for which is available to shareholders on the following websites: the Company’s (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or (b) via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to RCVM 81. Shareholders may participate in the Meeting whether or not they have sent in the ballot paper. If they have sent it and choose to also participate in the Meeting, they may change the votes cast via Ballot by expressing this decision at the beginning of the Meeting. Manual for participation in General Meetings 12/26 The Ballots may be sent, under the terms of RCVM 81, through the shareholders' custody agents, to the Central Depositary of B3 or, if the shares are in a book-entry environment, to the bookkeeper (Itaú Corretora de Valores S.A.) or, also, directly to the Company, in accordance with the guidelines set out in the Proposal, by April 19, 2026 or, in the case of service providers, within the period respectively set by them. To participate in the Meeting via Digital Platform, up to 2 days before the Meeting is held, that is, until April 21, 2026, the shareholder must access the Ten Meetings platform (https://assembleia.ten.com.br/008148610), fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meeting: • Natural Person Shareholder: a) valid identification document with photo of the shareholder and the proxy, if applicable; b) instrument granting powers to a third party, if the shareholder participates through a proxy; and c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. • Legal Entity Shareholder or Investment Fund: a) valid identification document with photo of the legal representative; b) documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney; c) in the case of an investment fund, copies of: i. regulations of the fund in effect; ii. the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy; and d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. For participation by proxy, the granting of powers of representation must have taken place less than one year previously, pursuant to article 126, paragraph 1 of the Corporate Law. In addition, in compliance with the provisions of article 654, paragraph 1 and paragraph 2 of the Civil Code, the power of attorney must contain an indication of the place where it was given, the full qualifications of the grantor and the grantee, the date and purpose of the grant with the designation and extent of the powers conferred, containing the signature of the grantor. Natural persons who are shareholders of Copel may only be represented at the Meeting by a proxy who is a shareholder, officer of the Company, lawyer or financial institution, as provided for in art. 126, §1 of the Brazilian Corporation Law. Legal entities that are shareholders of the Company may be represented by a proxy appointed in accordance with their articles of association or bylaws and in accordance with the rules of the Civil Code, without the need for such person to be an officer of the Company, a shareholder or a lawyer (Proc. CVM RJ2014/3578, j. 4.11.2014) Manual for participation in General Meetings 13/26 Shareholders who fail to register and/or report the absence of receipt of access instructions in the manner and within the time limits set out above and in the Proposal will not be able to participate in the Meeting. On the date of the Meeting, the shareholder's attendance will only be recorded by accessing the electronic system, in accordance with the instructions and within the times and deadlines published by the Company. In addition, as provided for in article 161, paragraph 2, of the Brazilian Corporation Law, along with RCVM 70, shareholders who jointly represent 2% of the Company's voting shares are entitled to set up the Supervisory Board. Under the terms of RCVM 81, additional information and instructions for accessing the Digital Platform and/or sending the Ballots can be found in the Proposal. Curitiba, March 23, 2026 Marcel Martins Malczewski Chairman of the Board of Directors Publication This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the newspaper Valor Econômico as from March 23, 2026, being also available on the Company’s website (ir.copel.com). Manual for participation in General Meetings 14/26 IV. MANAGEMENT’S PROPOSAL In order to facilitate the understanding and the attendance of the Shareholders to the Meetings called herein, the Company’s Management provides the following clarifications regarding the matters to be voted on, to assist in the exercise of informed voting. ****** Matters to be deliberated about at the 71st AGM 1. ANNUAL MANAGEMENT REPORT, MANAGEMENT STATEMENTS AND FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2025 Clarifications The Management financial statements are presented through the Annual Management Report and the Financial Statements for the fiscal year ended December 31, 2025 (“2025 Financial Statements”) prepared by Copel’s Executive Board. The Annual Management Report contains information on the macroeconomic environment and the Company’s financial and operational performance, with comments on the main accounts of the income statement for the fiscal year, as well as information related to employees, social responsibility, capital markets, and corporate governance, among others. The 2025 Financial Statements, on the other hand, present the Company’s financial position and changes in equity for the fiscal year ended December 31, 2025. An analysis of the 2025 Financial Statements allows for an assessment of the Company’s financial position, liquidity ratios, profitability, and level of indebtedness for that fiscal year. The Annual Management Report was prepared in accordance with CVM guidelines and contains, where applicable, the following minimum information required by the Brazilian Corporation Law, notably: (1) information on the acquisition of debentures issued by the Company itself (Article 55, § 3, I, of the Brazilian Corporation Law); (2) information on the policy for reinvestment of profits and distribution of dividends set forth in the shareholders’ agreement (Article 118, § 5, of the Brazilian Corporation Law); (3) a description of the Company’s business activities and major administrative events that occurred during the fiscal year (Article 133, I, of the Brazilian Corporation Law); (4) a list of investments in affiliated and/or controlled companies, highlighting changes that occurred during the fiscal year (Article 243 of the Brazilian Corporation Law); and (5) information regarding the Company’s equity policy (Article 133, §6 of the Brazilian Corporation Law). Additionally, in accordance with applicable CVM regulations, information regarding the independent audit (including aspects related to the provision of services) is presented, as required by specific regulations. It is important to note that the Company’s 2025 Financial Statements were prepared in accordance with accounting practices adopted in Brazil, which include those set forth in Brazilian corporate law, the pronouncements, guidelines, and interpretations issued by the Accounting Manual for participation in General Meetings 15/26 Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and the Federal Accounting Council (CFC), and the International Financial Reporting Standards (IFRS). Copel’s 2025 Financial Statements primarily consolidate electric power companies and, therefore, are presented in accordance with the recommendations of the specific legislation applicable to public utility concessionaires. The Annual Management Report and the 2025 Financial Statements were prepared by the Executive Board, submitted for review by the Statutory Audit Committee, consideration by the Board of Directors and opinion of the Supervisory Board, and their submission to the shareholders was approved. In addition, Copel’s 2025 Financial Statements were audited and received a favorable opinion from the Company’s independent auditors, PricewaterhouseCoopers Auditores Independentes Ltda. - PwC. The analysis by the Statutory Audit Committee, the opinion of the Supervisory Board, and the Independent Audit Report, as well as the other documents listed in the following paragraph, are attached to the 2025 Financial Statements, in accordance with applicable regulations. To deliberate on this item, we hereby notify that the following documents have been made available to shareholders at the Company’s headquarters and on the websites of the Company (ri.copel.com), B3, and the CVM: i. Management Report; ii. Financial Statements (FS); iii. Independent Auditors’ Report; iv. statement in which the Executive Board agreed a) to the final version of the 2025 Financial Statements, already incorporating the revisions made by the independent audit, and b) to the Independent Auditors’ Report; v. summarised annual report and opinion of the Statutory Audit Committee; vi. capital budget proposal; and vii. minutes of the meeting at which the Supervisory Board issued its opinion on the Financial Statements, accompanied by the respective opinion, for the fiscal year 2025. In this regard, this proposal presents the Management’s Comments on the Company’s financial position, in accordance with Section 2 of the Reference Form, as provided for in Article 10, III, of RCVM 81 (Annex I). Thus, based on the documents and information provided, the Management proposes to the General Meeting the full approval of the management accounts and the Annual Management Report for the fiscal year ended December 31, 2025, as well as the Company’s 2025 Financial Statements. Voting Rights Pursuant to Article 6 of the Company’s Bylaws, no shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in excess of the equivalent of 10% (ten percent) of the total number of shares into which Copel’s voting capital is divided, regardless of their equity interest. Manual for participation in General Meetings 16/26 Approvals This matter was reviewed by the Board of Directors at its 271st Ordinary Meeting, on February 26, 2026. 2. MANAGEMENT'S PROPOSAL FOR THE CAPITAL BUDGET FOR FISCAL YEAR 2026 Clarifications Pursuant to Article 196 of the Brazilian Corporation Law, the general meeting may resolve to retain a portion of the net income for the fiscal year to fund a capital budget previously approved by it; such approval may be granted by the ordinary general meeting that reviews the financial statements for the prior fiscal year. Accordingly, the Company’s Management proposes to the Meeting the approval of the capital budget for the fiscal year 2026, in the total amount of R$3,021,288,866.00 (three billion, twentyone million, two hundred eighty-eight thousand, eight hundred and sixty-six reais). Among other sources, the capital budget provides for the retention of a portion of the net income for the fiscal year in the amount of R$1,496,820,064.63 (one billion, four hundred ninety-six million, eight hundred twenty thousand, sixty-four reais and sixty-three cents) as part of the funds for executing the capital budget. A copy of the proposed capital budget, comprising all sources of funds and applications of the Company’s fixed or working capital for the fiscal year 2026, is included in Annex II to this Proposal. Accordingly, Management proposes the full approval of the proposed capital budget for the 2026 fiscal year. Voting Rights Pursuant to Article 6 of the Company’s Bylaws, no shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding 10% (ten percent) of the total number of shares into which Copel’s voting capital is divided, regardless of their equity interest. Approvals This matter was reviewed by the Board of Directors at its 271st Ordinary Meeting, on February 26, 2026. Manual for participation in General Meetings 17/26 3. MANAGEMENT'S PROPOSAL FOR THE ALLOCATION OF NET PROFIT FOR 2025 AND DISTRIBUTION OF DIVIDENDS Clarifications The allocation of net income consists of determining the portions of net income that will be appropriated to legal and statutory profit reserves, or that will be distributed as dividends, in accordance with the Brazilian Corporation Law. Pursuant to Article 196 of the Brazilian Corporation Law, the general meeting may resolve to retain a portion of the net income for the fiscal year to execute a capital budget previously approved by it, with such approval being possible at the ordinary general meeting that deliberates on the financial statements for the prior fiscal year. Of the net income for the 2025 fiscal year, calculated in accordance with corporate law, in the amount of R$2,688,613,402.80 (two billion, six hundred eighty-eight million, six hundred thirteen thousand, four hundred two reais and eighty cents), the Executive Board proposes the following allocations: a) R$134,430,670.14 (one hundred thirty-four million, four hundred thirty thousand, six hundred seventy reais and fourteen cents), equivalent to 5% of the net income for the 2025 fiscal year, for the establishment of the legal reserve, as provided for in Article 193 of the Brazilian Corporation Law and in the Bylaws; b) R$42,637,331.97 (forty-two million, six hundred thirty-seven thousand, three hundred thirtyone reais and ninety-seven cents) added to adjusted net income due to the realization of the asset revaluation reserve, resulting from the application of deemed cost to fixed assets upon the initial adoption of Technical Pronouncement CPC 27; c) R$1,100,000,000.00 (one billion and one hundred million reais) already approved at the 264th Extraordinary Meeting of the Board of Directors on November 18, 2025, which approved, in accordance with the Bylaws and the Dividend Policy, the distribution of earnings allocated to the mandatory dividend, in the form of interest on equity (JCP), which was paid on January 19, 2026; d) R$1,496,820,064.63 (one billion, four hundred ninety-six million, eight hundred twenty thousand, sixty-four reais and sixty-three cents) for the establishment of the retained earnings reserve, the purpose of which is to secure the Company’s investment program, in accordance with the capital budget proposal, pursuant to Article 196 of the Brazilian Corporation Law. The financial statements for the 2025 fiscal year reflect the effects of the accounting entries for the allocations specified above, based on the assumption of their approval by the Annual General Meeting, as established in paragraph 3 of Article 176 of the Brazilian Corporation Law. DIVIDEND DISTRIBUTION As detailed in item “c” above, the 264th Extraordinary Meeting of the Board of Directors held on November 18, 2025, approved the distribution of earnings in the form of interest on equity (JCP) in the total gross amount of R$1,100,000,000.00 (one billion one hundred million reais) based on Manual for participation in General Meetings 18/26 the Company’s results for 2025, with payment made on January 19, 2026, totaling R$0.37036160091 per common share (ON). For reference, the total net amount of interest on capital approved on November 18, 2025, and allocated to the mandatory dividend amounted to R$996,973,795.90 (nine hundred ninety-six million, nine hundred seventy-three thousand, seven hundred ninety-five reais and ninety cents). Additionally, the 269th Ordinary Meeting of the Board of Directors on December 10, 2025, still considering the tax regime then in effect, resolved to distribute earnings in the form of dividends in the total net amount of R$1,350,000,000.00 (one billion, three hundred and fifty million reais) from the reserve of uncapitalized retained earnings from prior fiscal years, with payment to be made on June 30, 2026, totaling R$0.45453469202 per common share (ON). Thus, the amounts of net earnings allocated to the dividend for the 2025 fiscal year, in accordance with the criteria established in the Company’s Bylaws and Dividend Policy, totaled R$2,346,973,795.90 (two billion, three hundred forty-six million, nine hundred seventy-three thousand, seven hundred ninety-five reais and ninety cents), consisting of the net amount of Interest on Equity, of R$996,973,795.90, (nine hundred ninety-six million, nine hundred seventythree thousand, seven hundred ninety-five reais and ninety cents), and Dividends, of R$1,350,000,000.00 (one billion, three hundred fifty million reais). In accordance with current legal and statutory provisions, as well as a resolution by Management, the basis for calculating dividends corresponds to adjusted net income, determined by deducting the amount allocated to the legal reserve and adding the amount related to the realization of equity valuation adjustments for the fiscal year. The Bylaws establish that the minimum mandatory dividend is 25% of adjusted net income, while the Company’s Dividend Policy sets the minimum dividend at 75% of adjusted net income, as provided in items 1.7.1 and 1.7.2. Considering the sum of the amounts already distributed and allocated to the mandatory dividend for the fiscal year, it is found that the total amount exceeds: (a) the minimum threshold provided for in Article 84 of the Bylaws (25% of adjusted net income, as provided by the Brazilian Corporation Law), which would result in R$649,205,016.16 (six hundred forty-nine million, two hundred five thousand, sixteen reais and sixteen cents); and (b) the minimum threshold provided for in the Dividend Policy (75% of adjusted net income), which would amount to R$1,947,615,048.48 (one billion, nine hundred forty-seven million, six hundred fifteen thousand, forty-eight reais and forty-eight cents). The financial statements for the 2025 fiscal year reflect the effects of the accounting entries for the allocations specified above, based on the assumption of their approval by the Shareholders’ Meeting, as established in paragraph 3 of Article 176 of the Brazilian Corporation Law. For a better understanding of the proposed allocation of the Company’s net income, Annex II contains the minimum information required by Annex A of RCVM 81. Voting Rights Pursuant to Article 6 of the Company’s bylaws, no shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in excess of the equivalent of Manual for participation in General Meetings 19/26 10% (ten percent) of the total number of shares into which Copel’s voting capital is divided, regardless of their equity interest. Approvals This matter was reviewed by the Board of Directors at its 271st Ordinary Meeting, on February 26, 2026. 4. SETTING UP OF THE SUPERVISORY BOARD, CONSIDERING THE NOMINATION OF CANDIDATES BY SHAREHOLDERS, IN ACCORDANCE WITH THE APPLICABLE LAW Clarifications In accordance with the Company’s Bylaws (Art. 67), the Supervisory Board is a non-permanent body, whose powers and duties are fully provided for in the Brazilian Corporation Law and other applicable legal and regulatory provisions. In this regard, considering that the Company’s Supervisory Board does not operate on a permanent basis, the body must necessarily be established only in fiscal years in which its establishment is requested by the shareholders, in accordance with applicable laws and regulations. In this regard, it should be noted that, in accordance with Article 161, Paragraph 2, of the Brazilian Corporation Law and Article 4 of CVM Resolution No. 70/2022, in the Company’s case, the percentage required to request the establishment of the Supervisory Board is at least 2% (two percent) of the Company’s total voting capital. Given that the Company’s Management has already received nominations for the Supervisory Board from shareholders who, collectively, represent more than 2% (two percent) of the Company’s total voting capital, Management will submit the appointment of the Supervisory Board and the election of its members for approval by the Shareholders at the Meeting. Thus, the Management submits the establishment of the Supervisory Board for the consideration of the Shareholders. Voting Rights Pursuant to Article 6 of the Company’s Bylaws, no shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding 10% (ten percent) of the total number of shares into which Copel’s voting capital is divided, regardless of their equity interest. Manual for participation in General Meetings 20/26 5. IF THE SUPERVISORY BOARD IS SET UP, ELECTION OF THREE REGULAR MEMBERS AND THEIR RESPECTIVE ALTERNATES Clarifications As highlighted in item 4 above, the Company’s Supervisory Board is not a permanent body. If established, the Supervisory Board shall consist of 3 (three) regular members and an equal number of alternates, elected by the General Meeting, with a term of office until the first Ordinary General Meeting to be held after its establishment, as provided for in the Brazilian Corporation Law (Art. 161, §2), the Company’s Bylaws (Art. 69), and the Internal Rules of the Supervisory Board (Art. 3). Pursuant to the Brazilian Corporation Law, all elected members must, as a condition for taking office, submit a declaration stating that they are not barred from engaging in commercial activities due to a conviction for crimes provided for in applicable legislation, as well as sign the Term of Office. They must also adhere to the Policy on Disclosure of Material Acts or Facts and Securities Trading, in accordance with RCVM 44/21, and to the Term of Adherence to the Policy on Related- Party Transactions, in line with the Company’s governance practices. If the Supervisory Board is established at this Meeting, the election of its members is necessary due to the expiration of the term of the members elected for the 2025/2026 period, requiring the renewal of the body’s composition, if established, for the subsequent fiscal year. Therefore, the election now submitted for deliberation aims to fill the three vacancies for regular members of the body, as well as the vacancies for their alternates, ensuring the full composition of the Supervisory Board for the 2026/2027 term. As highlighted in item 4 above, the Company’s Management received the nomination of the following candidates (whose information is included in Annex IV): Regular Members: • Demétrius Nichele Macei - Nominated by the shareholder State of Paraná • José Luiz de Araújo Rolim - Nominated by the shareholder Radar Gestora de Recursos Ltda. • Sérgio Henrique da Fonseca - Nominated by the shareholder SPX Gestão de Recursos Ltda. Respective Alternates: • José Paulo da Silva Filho - Nominated by the shareholder State of Paraná • Ricardo Bertucci - Nominated by shareholder Radar Gestora de Recursos Ltda. • Paulo Roberto Franceschi - Nominated by shareholder SPX Gestão de Recursos Ltda. The Company’s Management further clarifies that shareholders, if they so desire, may submit other candidates to run for the positions on the Supervisory Board, providing in writing their full name and qualifications, professional résumés, and the information set forth in items 7.3 through 7.6 of the Reference Form, in addition to the provisions below. Manual for participation in General Meetings 21/26 Considering the CVM’s understanding that the election of an alternate member of the Supervisory Board is mandatory to ensure the body’s effectiveness, the Company recommends that shareholders who submit candidates also nominate their respective alternates. In this regard, the Management emphasizes that nominees must demonstrate compliance with the requirements and the absence of any disqualifications for holding the position, in accordance with applicable law, in addition to the additional requirements established in NPC 0315 - Nomination, Compensation, and Annual Performance Evaluation Policy, by completing the Registration Form. To this end, the following documents must be submitted at the time of application, including by those who qualify on the day of the Meeting: ACADEMIC BACKGROUND • Copy of undergraduate degree (front and back); • Copy of the graduate degree certificate (front and back), if applicable; and • Copy of professional ID card. PROFESSIONAL EXPERIENCE • Letter of appointment and letter of dismissal, if applicable; • Statement of employment or letter of appointment, if applicable; • Copy of the employment record book (with a record of the work performed), if applicable; • Updated resume (signed), with a description of proven experience in the duties specified by law; and • Other documents proving professional experience. OTHER • Copy of a photo ID containing the ID number, CPF, and Voter Registration Card; • Copy of proof of residence in the nominee’s name, issued within the last 90 (ninety) days; and • Completed and signed Registration Form. The Company will verify the eligibility of the nominees through a background check. It should be noted that, should the Company receive nominations for new candidates to the Supervisory Board who meet the requirements and submit complete documentation, the Company will issue a Notice to Shareholders informing of such nominations — and, provided the minimum requirements and deadlines set forth in RCVM 81 are met, will arrange for the resubmission of the remote voting ballot. Furthermore, for clarification purposes, Management notes that candidates may also be nominated at the Meeting itself, provided that the documents and information required herein are submitted. Manual for participation in General Meetings 22/26 Management further notes that, should the Supervisory Board be established, the term of office of the members elected in accordance with this Item 5 will end at the next Ordinary General Meeting, to be held in 2027, which will deliberate on the management’s financial statements for the 2026 fiscal year. Finally, considering that the Company’s capital stock currently consists solely of common shares and that, at present, no shareholder or group of shareholders exercises control over the Company, separate voting shall not apply to the election of the Company’s Supervisory Board. Annexes Annex IV - Items 7.3 through 7.6 of the Reference Form regarding the candidates Voting Rights Pursuant to Article 6 of the Company’s bylaws, no shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding the equivalent of 10% (ten percent) of the total number of shares into which Copel’s voting capital is divided, regardless of their ownership interest in the share capital. 6. ESTABLISHMENT OF THE GLOBAL COMPENSATION FOR MANAGEMENT, SUPERVISORY BOARD MEMBERS (IF ELECTED), AND MEMBERS OF STATUTORY COMMITTEES FOR THE FISCAL YEAR 2026 Clarifications The General Meeting, in accordance with Article 152 of the Brazilian Corporation Law, sets the annual compensation for Copel’s Executive Officers, Audit Committee Members, and members of Statutory Committees. In 2024, Management proposed to the General Meeting a revision of the compensation strategy for Copel’s executives, with a phased implementation of the new structure, including an update to fixed compensation, short-term variable compensation, and the implementation of a long-term incentive (LTI) plan, consisting of a Restricted Stock Grant Plan and a Performance-Based Restricted Stock Plan, approved at the 210th Extraordinary General Meeting. The review aimed to align compensation with the Company’s long-term strategy, strengthen the link to sustainable value creation, promote meritocracy, and ensure competitiveness in attracting and retaining executives. For this work, Copel relied on the technical support of Korn Ferry, a specialized consulting firm with experience working with companies of similar size and complexity. The new strategy was implemented between 2024 and 2025, as approved at the 69th Annual General Meeting (AGO) and the 210th Extraordinary General Meeting (AGE), with adjustments to the composition of compensation, including a greater emphasis on variable compensation and long-term incentives. Manual for participation in General Meetings 23/26 For the 2026 fiscal year, the Management proposes to the Meeting the approval of the total amount of executive compensation, reflecting the continuation of the aforementioned strategy. As per Annex III to this Proposal, further information on the annual compensation of Directors is available in accordance with applicable regulations, including the information set forth in Item 8 of the Reference Form. Management Proposal For 2026, in accordance with RCVM 81, we hereby inform that the proposed annual global limit is up to R$65,458,216.46 (sixty-five million, four hundred fifty-eight thousand, two hundred sixteen reais and forty-six cents). This amount represents an increase of 7% compared to the limit proposed in the previous year and reflects the continuation of the compensation strategy for Executive Officers, Supervisory Board members, and members of the Statutory Committees, with this amount constituting the global compensation limit for Executive Officers, Supervisory Board members, and members of the Statutory Committees, to be allocated individually by the Board of Directors. The proposed total amount covers the period from January 1 to December 31, 2026. It should be noted that the total amount proposed herein already takes into account the amounts to be borne by the Company as a result of the Restricted Stock and Performance Stock Grant Plan(s) and does not include taxes and contributions for which the employer is liable. Annex III also provides comparisons regarding the compensation proposal presented herein, the proposal presented for fiscal year 2025, the amounts reported in the Reference Form, and the amounts realized in fiscal year 2025. Voting Rights Pursuant to Article 6 of the Company’s Bylaws, no shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding 10% (ten percent) of the total number of shares into which Copel’s voting capital is divided, regardless of their equity interest. Approvals This matter was reviewed by the Board of Directors at its 272nd Ordinary Meeting, on March 19, 2026. Manual for participation in General Meetings 24/26 Matters to be deliberated about at the 213th Extraordinary General Meeting 1. ELECTION OF A MEMBER OF THE BOARD OF DIRECTORS TO SERVE THE UNIFIED TERM ENDING AT THE ORDINARY GENERAL MEETING THAT REVIEWS THE MANAGEMENT’S ACCOUNTS AND THE COMPANY’S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026 Clarifications Pursuant to Article 20 of the Bylaws, Copel’s Board of Directors consists of a minimum of 7 (seven) and a maximum of 9 (nine) members. At the 70th Annual General Meeting held on April 24, 2025, the Board was set at nine (9) members, and the respective election of its members was approved. However, as disclosed in the Market Announcement dated January 8, 2026, Mr. Augusto Cezar Tavares Baião, who had been elected as an independent member of the Board of Directors, resigned from his position. Accordingly, in order to restore the Board’s composition, the election now submitted for the shareholders’ consideration is intended solely to fill this remaining vacancy, ensuring the Board’s full composition until the end of the unified term, which will conclude at the Annual General Meeting to be held in 2027, which will review the financial statements for the fiscal year ending December 31, 2026. The Company’s management proposes the nomination of the following candidate to complete the Board of Directors’ unified term of office: • HARRY SCHMELZER JUNIOR The nominee must demonstrate compliance with the legal and regulatory requirements applicable to the position, as well as the absence of any disqualifying factors, while also meeting the requirements set forth in NPC 0315 - Policy on Nomination, Compensation, and Annual Performance Evaluation, by completing and submitting the corresponding Registration Form. To this end, the following documents must be submitted at the time of application, including by those who qualify on the day of the Meeting: ACADEMIC BACKGROUND • Copy of undergraduate degree (front and back); • Copy of the graduate degree certificate (front and back), if applicable; and • Copy of professional ID card. PROFESSIONAL EXPERIENCE • Letter of appointment and letter of dismissal, if applicable; • Statement of employment or letter of appointment, if applicable; • Copy of the employment record book (with a record of the work performed), if applicable; Manual for participation in General Meetings 25/26 • Updated resume (signed), with a description of proven experience in the duties specified by law; and • Other documents proving professional experience. OTHER • Copy of a photo ID containing the ID number, CPF, and Voter Registration Card; • Copy of proof of residence in the nominee’s name, issued within the last 90 (ninety) days; and • Completed and signed Registration Form. The eligibility of nominees will be verified by the Company through a background check. Accordingly, Management proposes the election of Mr. Harry Schmelzer Junior to complete the unified term 2025-2027. The Company emphasizes that, since this is an election to fill a vacancy on the Board of Directors due to a resignation, and considering the Company’s current shareholding structure — composed exclusively of common shares and with no controlling shareholders — neither separate election procedures nor multiple voting will apply to this election. Annexes Annex IV - Items 7.3 through 7.6 of the Reference Form regarding the candidate nominated by the Company’s management Voting Rights Pursuant to Article 6 of the Company’s bylaws, no shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in excess of the equivalent of 10% (ten percent) of the total number of shares into which Copel’s voting capital is divided, regardless of their equity interest. Approvals This matter was reviewed by the Board of Directors at its 272nd Ordinary Meeting, on March 19, 2026. 2. RESOLUTION ON THE COMPLIANCE OF THE ELECTED MEMBER OF THE BOARD OF DIRECTORS WITH THE INDEPENDENCE CRITERIA ESTABLISHED IN CVM AND NOVO MERCADO REGULATIONS Clarifications Pursuant to Annex K to CVM Resolution No. 80/2022 (“RCVM 80”), in its Article 7, and the Novo Mercado Regulations, in its Article 17, the designation of a nominee to the Board of Directors as an independent director must be approved by the General Meeting. Manual for participation in General Meetings 26/26 The Company’s Board of Directors (CAD), following a preliminary review, resolved at its 272nd Ordinary Meeting on March 19, 2026, that Mr. Harry Schmelzer Junior, nominated to complete the current term, meets the independence criteria, pursuant to Article 140, Paragraph 2, of the Brazilian Corporation Law, Annex K to RCVM 80 and the Novo Mercado Regulations. At that same Board of Directors meeting, it was noted that i. the nominee submitted the information regarding items 7.3 through 7.6 of the Company’s Reference Form, ii. the nominee submitted a Declaration of Independence stating that he meets the regulatory criteria for independence, and iii. the Company conducted a background check on the nominee. Accordingly, it is proposed that the shareholders vote in favor of designating Mr. Harry Schmelzer Junior, a candidate for the Board of Directors, as an independent member, in accordance with applicable laws and regulations. Voting Rights Pursuant to Article 6 of the Company’s Bylaws, no shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding 10% (ten percent) of the total number of shares into which Copel’s voting capital is divided, regardless of their equity interest. Approvals This matter was reviewed by the Board of Directors at its 272nd Ordinary Meeting, on March 19, 2026. Additional Information All information and documents referred to in this Proposal and provided for in Articles 10 through 13 of RCVM 81 are available to shareholders on the Company’s website (ri.copel.com) and on the CVM website (gov.br/cvm), and are also included in the Annexes to this Proposal. Anexo I Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais a) condições financeiras e patrimoniais gerais O ano de 2025 foi encerrado com um marco histórico para a Copel: a migração para o Novo Mercado - o mais elevado padrão de governança corporativa do mercado de capitais brasileiro. Essa conquista está na categoria de legado e vai além de uma mudança de segmento de listagem, ela reafirma nosso compromisso estratégico com a transparência, a equidade e a geração de valor sustentável. Fortalece ainda, nossas práticas de gestão e o alinhamento aos rigorosos princípios exigidos por investidores no Brasil e no mundo. A adesão ao Novo Mercado reforça nossa credibilidade e amplia a atratividade da Copel entre investidores que valorizam empresas com práticas de governança robustas. Essa evolução também simplifica nossa estrutura societária, tornando-a mais clara e eficiente, e seus benefícios serão percebidos ao longo dos próximos anos e décadas. Este movimento está diretamente conectado ao planejamento estratégico, delineado pela Companhia e apresentado no último Copel Day. Com visão proprietária clara de longo prazo e oportunidades de crescimento orgânico e inorgânico no setor elétrico, a Copel se destaca com diferencial competitivo de ser uma companhia integrada no setor elétrico brasileiro. Esse posicionamento é reforçado pela busca incansável da excelência na experiência do cliente e pela força do nosso capital humano, com equipes qualificadas, lideranças transformadoras e talentos de alta performance que impulsionam nossa evolução. Atender bem seus clientes é o objetivo central de qualquer empresa. Nosso compromisso com a geração de valor sustentável contempla investimentos de R$ 17,8 bilhões nos próximos cinco anos, com alocação estratégica voltada ao fortalecimento da qualidade do serviço, à ampliação da eficiência operacional e ao estímulo à inovação. Esse planejamento de longo prazo, aliado ao equilíbrio financeiro e à disciplina na alocação de capital nos permite avançar de forma consistente em nossos projetos prioritários. Buscando maior eficiência operacional e otimização do portfólio, concluímos as operações de desinvestimentos na Usina Hidrelétrica Baixo Iguaçu, com equity value de R$ 1,7 bilhão, bem como a desmobilização de pequenas centrais hidrelétricas e de usinas de fontes solar ao equity value de R$ 450 5 milhões. Além disso, consolidamos a UHE Mauá e a transmissora Mata de Santa Genebra, dois ativos importantes na performance da Companhia. Esse descruzamento de ativos com a Axia (anteriormente Eletrobras) conclui um ciclo de simplificação do portfólio e revisão contínua dos ativos operacionais. Em 2025, a Copel registrou EBITDA recorrente de R$ 5,5 bilhões, crescimento de 10,2% em relação ao ano anterior, e um Lucro Líquido recorrente de R$ 2,1 bilhões. Esse desempenho reflete a força do nosso modelo integrado, no qual geradora, distribuidora, transmissora e comercializadora contribuíram de forma decisiva para um resultado sólido e consistente. Seguimos com nossa forte disciplina de alocação de capital, apresentando a estrutura ótima de capital da Companhia e a nova Política de Dividendos, reconhecida como uma das mais robustas do setor elétrico. Estruturada para garantir previsibilidade e retorno, somada ao desempenho positivo da Companhia, permitiu a declaração de proventos no valor de R$ 2,5 bilhões, além do prêmio de R$ 1,3 bilhão referente à migração ao Novo Mercado, totalizando R$ 3,8 bilhões distribuídos aos acionistas, simultaneamente à execução de um programa de investimento de R$ 3,6 bilhões e à aquisição de R$ 70,0 milhões de ações, realizada em janeiro de 2025 como parte do programa de recompra lançado em novembro de 2024. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais Na Copel Distribuição, alcançamos um Ebitda recorrente de R$ 2,6 bilhões (+5,4%), um Lucro Líquido recorrente de R$ 1,1 bilhão e realizamos investimentos recordes de R$ 3,0 bilhões, direcionados à modernização, ampliação e automação da infraestrutura elétrica. Concluímos o maior programa de investimento em rede trifásica do Brasil, com 25.000 km de linhas, reforçando a qualidade do serviço e a capacidade de atendimento ao meio rural. Além disso, atingimos a marca de 2 milhões de medidores inteligentes instalados, consolidando o maior programa nacional de Smart Grid - o Rede Elétrica Inteligente - ampliando eficiência e aprimorando a experiência do cliente. A Copel Geração e Transmissão manteve desempenho robusto, aproveitando as oportunidades do portfólio hídrico e a elevada disponibilidade do segmento de transmissão, registrando um Ebitda recorrente de R$ 2,9 bilhões e R$ 626,7 milhões em investimentos, aplicados principalmente, em reforços e melhorias em transmissão, garantindo confiabilidade e segurança do sistema elétrico, permitindo que a Copel fosse indicada pela Aneel como a melhor transmissora de energia do país. A Copel Comercialização apresentou boa performance, sustentada pela modulação eficiente dos recursos do portfólio de geração e pela captura de oportunidades em mercados com preços atrativos. Mesmo diante de um cenário desafiador no mercado livre, nossa comercializadora reafirmou sua posição entre as maiores comercializadoras do país, consolidando-se como um diferencial competitivo na gestão integrada de portfólio. O ano de 2025 evidencia a evolução da Copel como uma empresa moderna, preparada para os desafios do futuro e comprometida com o desenvolvimento sustentável para a sociedade, clientes, empregados e acionistas. A Companhia orienta seus processos e iniciativas para promover a cultura de sustentabilidade e a geração de valor compartilhado. Nosso objetivo é tornar o debate ESG sistêmico, reforçando o compromisso com o desenvolvimento sustentável e a perenidade da organização. Destacamos nossos principais pilares e frentes de atuação: matriz 100% renovável, frota e instalações sustentáveis; Programa Rede Elétrica Inteligente (o maior da América Latina); operações ambientalmente corretas, socialmente justas e economicamente viáveis, respeitando a legislação e gerando valor às partes interessadas. Em 2025, revisitamos os elementos da Cultura Copel, sustentada pela nossa Ambição que nos move e pelos Valores que orientam nossas atitudes, sendo eles: (i) Nossa força é nossa gente; (ii) Cada cliente importa; (iii) Entregamos resultados extraordinários; (iv) Movidos a futuro; e (v) Segurança e ética são inegociáveis. Acreditamos que estimularmos a cultura de dono em cada colaborador é essencial para concretizarmos a nossa Razão de Ser "Iluminar vidas com pura energia". Isso que nos conecta diariamente com a sociedade. O ano de 2025 evidencia a evolução da Copel como uma empresa moderna, preparada para os desafios do futuro e comprometida com a eficiência operacional e a geração de valor sustentável para a sociedade, clientes, empregados e acionistas. Entramos em um novo ciclo com responsabilidade, disciplina e visão de longo prazo, determinados a alcançar nossa ambição de “ser a empresa que mais gera valor no setor elétrico brasileiro”. As informações financeiras contidas nos itens 2.1 a 2.11 deste Formulário de Referência devem ser lidas em conjunto com as demonstrações financeiras individuais e consolidadas da Companhia auditadas para os exercícios sociais encerrados em 31 de dezembro de 2025 e suas notas explicativas. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais Os termos “AH” e “AV” constantes das colunas de determinadas tabelas desta Seção 2 em geral significam “Análise Horizontal” e “Análise Vertical”, respectivamente. A Análise Horizontal compara valores do exercício atual em relação ao anterior para uma mesma rubrica, enquanto a Análise Vertical representa o percentual da rubrica em relação à outra (receita operacional líquida, ativo/passivo total, patrimônio líquido ou à conta devidamente indicada) dentro do mesmo exercício. Os investimentos realizados nos exercícios encerrados em 31 de dezembro de 2025, em comparação com aqueles realizados em 31 de dezembro de 2024, estão demonstrados na tabela abaixo: Em R$ milhões 31.12.2025 31.12.2024 Copel Geração e Transmissão 626,7 263,0 Copel Distribuição 2.959,0 2.196,9 Copel Comercialização 2,0 1,3 Copel Serviços 1,1 40,6 Holding 3,7 2,0 Total 3.592,5 2.503,8 As tabelas a seguir apresentam as principais informações contábeis da Companhia para o exercício encerrado em 31 de dezembro de 2025, em comparação com o exercício social encerrado em 31 de dezembro de 2024: Dados da Demonstração de Resultado (em R$ mil) 31.12.2025 31.12.2024 Receitas operacionais 26.116.856 22.651.036 Custo de vendas e serviços (20.455.357) (17.759.792) Lucro operacional bruto 5.661.499 4.891.244 Receitas/despesas operacionais (616.488) (826.996) Lucro antes do resultado financeiro e impostos 5.045.011 4.064.248 Resultado financeiro (1.798.352) (1.157.014) Lucro antes de imposto de renda e contribuição social 3.246.659 2.907.234 Imposto de renda e contribuição social sobre o lucro (577.618) (599.435) Lucro líquido proveniente de operações em continuidade 2.669.041 2.307.799 Lucro líquido proveniente de operações descontinuadas 18.898 491.571 Lucro líquido do exercício 2.687.939 2.799.370 Dados do Balanço Patrimonial (em R$ mil) 31.12.2025 31.12.2024 Ativo circulante 10.881.654 13.041.808 Ativo não circulante 49.532.802 44.342.348 Investimentos 2.849.002 3.577.937 Ativo Intangível (líquido) 19.206.609 16.623.610 Ativo imobilizado (líquido) 8.145.552 8.516.697 Ativo total 60.414.456 57.384.156 Empréstimos, financiamentos e debêntures (curto prazo) 2.068.365 3.256.315 Passivo circulante 11.062.317 10.342.380 Empréstimos, financiamentos e debêntures (longo prazo) 17.946.978 13.989.844 Passivo não circulante 26.260.161 21.404.841 Patrimônio líquido 23.091.978 25.636.935 Atribuível aos acionistas controladores 23.091.978 25.636.935 Atribuível a participações não controladoras (38.041) (37.783) Capital social 12.821.758 12.821.758 Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais A tabela abaixo demonstra o percentual de imobilização do Patrimônio Líquido da Companhia, indicador que demonstra quanto do Patrimônio Líquido está aplicado no Ativo (Investimentos, Imobilizado, Intangível e Direito de uso de ativos) Em R$ mil 31.12.2025 31.12.2024 Ativo Permanente (Investimentos, Imobilizado, Intangível e Direito de uso de ativos) 30.467.463 29.027.227 Patrimônio Líquido 23.091.978 25.636.935 132% 113 % A Companhia financia a liquidez e necessidades de capital principalmente com recursos propiciados por operações e mediante financiamento externo, visando a ampliação e a modernização dos negócios ligados a geração, transmissão, comercialização e distribuição de energia. A tabela abaixo apresenta o índice de retorno sobre o Patrimônio Líquido, calculado pela divisão do lucro líquido pelo patrimônio líquido. Em R$ mil 31.12.2025 31.12.2024 Lucro Líquido 2.687.939 2.799.370 Patrimônio Líquido 23.091.978 25.636.935 11,6% 10,9 % Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais b. estrutura de capital Em R$ mil 31.12.2025% 31.12.2024 % Capital de terceiros (PC+PNC) 37.322.478 62% 31.747.221 55% Capital próprio (PL) 23.091.978 38% 25.636.935 45% Total 60.414.456 100% 57.384.156 100% A administração entende que a Companhia possui uma estrutura de capital adequada à natureza dos negócios da Companhia e ao cumprimento das suas obrigações na condução de suas operações, não havendo variação significativa nos percentuais representativos de capital de terceiros e capital próprio entre os exercícios encerrados em 31 de dezembro de 2025 e 31 de dezembro de 2024. Considerando todas as dívidas da Copel (Passivo Circulante e Passivo Não Circulante), conforme tabela a seguir, verifica-se que o endividamento se mantém concentrado no Passivo Não Circulante, com um aumento absoluta e percentual em comparação com o exercício anterior, devido principalmente captação de novos empréstimos e debentures: Em R$ mil 31.12.2025% 31.12.2024 % Passivo Circulante 11.062.317 30% 10.342.380 33% Passivo Não Circulante 26.260.161 70% 21.404.841 67% Total 37.322.478 100% 31.747.221 100% Por fim, a tabela a seguir apresenta a análise da Dívida Líquida Ajustada em relação ao Patrimônio Líquido: Em R$ mil 31.12.2025 31.12.2024 Dívida líquida ajustada 16.300.052 13.157.422 Patrimônio Líquido 23.091.978 25.636.935 Dívida líquida ajustada/Patrimônio Líquido 70,6% 51,3 % Observa-se um aumento no indicador após emissão de novas dívidas e a redução do patrimônio líquido tendo em vista a distribuição de dividendos e pagamento do prêmio aos acionistas pela conversão de ações no âmbito do processo de migração para o Novo Mercado. Os valores estão aderentes ao resultado esperado conforme planejamento do endividamento e do retorno dos investimentos realizados. De acordo com os índices apresentados, a administração entende que a situação atual da Companhia está adequada ao setor de energia, não comprometendo a capacidade de pagamento de suas dívidas. É importante ressaltar que a Companhia busca investir em projetos e, para tanto, utiliza linhas de financiamento disponíveis no mercado que façam sentido na sua estrutura de capital, especialmente no que tange à alavancagem financeira frente ao retorno dos projetos. Salienta-se que as perspectivas de financiamentos, bem como as disponibilidades de caixa, serão suficientes para atendimento ao plano de investimentos do exercício social corrente. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais c. capacidade de pagamento em relação aos compromissos financeiros assumidos A tabela a seguir apresenta a evolução da dívida líquida ajustada: Em R$ mil 31.12.2025 31.12.2024 Empréstimos e Financiamentos (Circulante e Não circulante) 3.368.419 5.126.470 Debêntures (Circulante e Não circulante) (a) 16.670.459 12.627.365 Dívida bruta 20.038.878 17.753.835 (-) Caixa e equivalentes de caixa (3.130.363) (4.161.939) (-) Títulos e valores mobiliários (608.463) (434.474) Dívida líquida ajustada 16.300.052 13.157.422 (a) Contempla o valor das debêntures e do Swap registrado na rubrica de Outras contas a pagar. Embora o valor da dívida bruta tenha aumentado, conforme demonstrado também no item 2.5 deste Formulário de Referência, a Companhia conta com prazos alongados de pagamento, compatíveis com os investimentos realizados. A tabela a seguir apresenta o cronograma de vencimentos da dívida do longo prazo: Em R$ mil 2027 2028 2029 2030 2031 Após 2031 Total Dívida Bruta 1.671.583 2.044.960 2.451.722 2.474.260 2.288.210 7.036.121 17.966.856 Essa condição de alongamento da dívida, somada ao Ebitda da Companhia apurado para o exercício de 2025 (que é resultado, principalmente, dos investimentos realizados que agora já geram retorno à Copel), indica que a Companhia possui sólido perfil de negócios, cujos importantes e rentáveis ativos de geração, transmissão e distribuição de energia contribuem para diluir riscos operacionais e regulatórios, e se beneficia de uma robusta capacidade de geração de caixa e com uma alavancagem financeira conservadora, situação corroborada pela última classificação de crédito, em seu maior grau ‘AAA(bra)’, atribuída pela agência Fitch Ratings. A seguir está apresentada a variação do EBITDA apurado para os exercícios sociais encerrados em 2024 e 2025, sendo o seu cálculo demonstrado no item 2.5 deste Formulário de Referência. O aumento de 15,28% no EBITDA reportado no exercício social encerrado em 31 de dezembro de 2025 em relação ao exercício social encerrado em 31 de dezembro de 2024 se deu, principalmente, em função das variações da receita operacional líquida e dos custos e despesas, conforme detalhado no item 2.2 deste Formulário de Referência. Observa-se que há consistência nos indicadores de liquidez da Companhia, que mensuram a capacidade de pagamento para os compromissos assumidos no curto e longo prazo, conforme a tabela abaixo: Em R$ mil 31.12.2025 31.12.2024 Liquidez Corrente (AC/PC) 1,0 1,3 Liquidez Geral (AC + RLP) / (PC +PNC) 0,8 0,9 Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais O risco de liquidez da Companhia é representado pela possibilidade de insuficiência de recursos, caixa ou outro ativo financeiro, para liquidar as obrigações nas datas previstas. A Companhia faz a administração desse risco com um conjunto de metodologias, procedimentos e instrumentos, aplicados ao controle permanente dos processos financeiros, a fim de garantir o adequado gerenciamento dos riscos. Os investimentos são financiados por meio de dívidas de médio e longo prazos junto a instituições financeiras e ao mercado de capitais. São desenvolvidas projeções econômico-financeiras de curto, médio e longo prazos, as quais são submetidas à apreciação pelos órgãos da Administração. A projeção de curto prazo considera períodos diários cobrindo os próximos 90 dias, enquanto as de médio e longo prazos abrangem períodos mensais cobrindo os próximos cinco anos. Anualmente ocorre a aprovação do orçamento empresarial para o próximo exercício. A Companhia monitora permanentemente o volume de recursos a serem liquidados por meio de controle do fluxo de caixa, objetivando reduzir o custo de captação, o risco de renovação dos empréstimos e a aderência à política de aplicações financeiras, mantendo um nível de caixa mínimo. A tabela a seguir demonstra valores esperados de liquidação, não descontados, em cada faixa de tempo. As projeções foram efetuadas com base em indicadores financeiros vinculados aos respectivos instrumentos financeiros, previstos nas medianas das expectativas de mercado do Relatório Focus, do Banco Central do Brasil – Bacen, que fornece a expectativa média de analistas de mercado para tais indicadores para o ano corrente e para os próximos 4 anos. A partir de 2030, repetem-se os indicadores de 2029 até o horizonte da projeção. Em R$ mil Menos de 1 mês 1 a 3 meses 3 meses a 1 ano 1 a 5 anos Mais de 5 anos Total 31.12.2025 Empréstimos e financiamentos 29.938 93.284 352.377 3.194.727 2.503.324 6.173.650 Debêntures 295.537 126.206 3.225.832 10.240.541 12.277.243 26.165.359 Contas a pagar vinculadas à concessão 14.139 28.277 128.447 736.929 1.542.744 2.450.536 Fornecedores 2.757.752 286.965 14.950 133.544 — 3.193.211 Pert 6.085 12.295 57.254 262.235 — 337.869 Parcelamento ICMS 6.358 714 3.323 3.093 — 13.488 Passivos financeiros setoriais 74.529 151.687 726.138 — — 952.354 Passivo de arrendamentos 8.578 16.969 75.852 135.724 405.075 642.198 3.192.916 716.397 4.584.173 14.706.793 16.728.386 39.928.665 Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais d. fontes de financiamento para capital de giro e para investimentos em ativos não circulantes utilizadas As necessidades de capital da Companhia são financiadas por meio de recursos provenientes das suas operações e mediante financiamento externo, tais como operações no mercado de capitais, como debêntures simples, debêntures incentivadas e notas promissórias; obtenção de recursos e rolagem de dívidas em contratos de financiamentos com instituições financeiras comerciais, como o Banco do Brasil S.A. (“Banco do Brasil”); e instituições financeiras de fomento, como o BNDES e o Banco do Nordeste (“BNB”). No exercício social encerrado em 31 de dezembro de 2025, as atividades operacionais da Companhia foram a principal fonte de recursos. Para mais informações sobre os empréstimos e financiamentos da Companhia, vide item 2.1(f) deste Formulário de Referência. e. fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes que pretende utilizar para cobertura de deficiências de liquidez As necessidades de financiamento de capital da Companhia são supridas por meio de recursos provenientes dos instrumentos já descritos, porém, caso seja identificada deficiência de liquidez nestas operações, considerando nossas premissas de captação de recursos, podermos ajustar nossas restrições ou desenvolver novas alternativas em operações bilaterais disponíveis. A Companhia poderá captar recursos financeiros por Programas de Financiamento Setorial, quando disponíveis para investimentos específicos. Da mesma forma, pode utilizar operações com benefícios legais de taxas, prazos e incentivos tributários, conforme critérios da legislação pertinente, tornando maior o interesse dos investidores, buscando a liquidez no mercado. Podemos acessar o mercado de capitais internacionais e os organismos internacionais de desenvolvimento, dependendo das condições econômicas e das negociações desenvolvidas, para buscar vantajosidade ou disponibilidade financeira em relação ao mercado local. f. níveis de endividamento e as características de tais dívidas, descrevendo ainda: Os Diretores entendem que os níveis de endividamento e as características dos contratos de empréstimos e financiamentos relevantes são compatíveis com os resultados das atividades da Companhia, com a natureza de seus negócios e com a sua geração de caixa. Desta forma, a Companhia cumpre com as obrigações assumidas nesses contratos e atende aos covenants e demais compromissos neles previstos. As informações prestadas nesta letra “f” podem também ser encontradas nos itens “19” e “20” (Empréstimos, Financiamentos e Debêntures) das Demonstrações Financeiras da Companhia relativas ao exercício social encerrado em 31 de dezembro de 2025. O nível de endividamento da Copel foi de 86,8% em 31 de dezembro de 2025. Esse índice reflete a divisão da dívida total pelo patrimônio líquido da Companhia. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais i. contratos de empréstimo e financiamento relevantes Ao longo do exercício social findo em 31 de dezembro de 2025, as principais contratações foram: • Em 15 de fevereiro de 2025, a Copel Geração e Transmissão realizou a 10ª emissão de debêntures não conversíveis em ações, de espécie quirografária, com garantia adicional fidejussória, em 3 séries, para distribuição pública no valor de R$ 2 bilhões, sendo R$ 500 milhões referente a primeira série, que será paga em 2 parcelas em 2028, 2029 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 0,59% a.a. que serão pagos semestralmente, segunda série, que será paga em 2 parcelas no valor de R$ 500 milhões, em 2031 e 2032 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 0,79% a.a. que serão pagos semestralmente e a terceira Série, no valor de R$ 1 bilhão, que serão pagas em 7 parcelas nos anos de 15/02/31 a 15/02/37 com juros pagos semestralmente com variação acumulada do IPCA , com sobretaxa de 7,4820% a.a. O saldo em 31/12/2025 é de R$ 2,11 bilhões. • Em 15 de julho de 2025, a Copel Distribuição realizou a 10ª emissão de debêntures não conversíveis em ações, de espécie quirografária, com garantia adicional fidejussória, em 3 séries, para distribuição pública no valor de R$ 3 bilhões, sendo R$ 1,3 bilhão referente a primeira série, que será paga em 3 parcelas em 2028, 2029,, 2030 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 0,43% a.a. que serão pagos semestralmente, segunda série, que será paga em 2 parcelas no valor de R$ 500 milhões, em 2031 e 2032 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 0,58% a.a. que serão pagos semestralmente e a terceira Série, no valor de R$ 1,2 bilhão, que serão pagas em 7 parcelas nos anos de 15/07/31 a 15/07/37 com juros pagos semestralmente com variação acumulada do IPCA , com sobretaxa de 6,9543% a.a. O saldo em 31/12/2025 é de R$ 3,17 bilhões. ii. outras relações de longo prazo com instituições financeiras • Banco do Brasil: a) 1) Contrato com a Copel Geração e Transmissão, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implementar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. O saldo em 31 de dezembro de 2025 é de R$ 25,9 milhões. 2) Contrato com a Eletrobrás, assinado em 2009, com o objetivo de implementar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. Transferido para a Copel em Maio de 2025. O saldo em 31 de dezembro de 2025 é de R$ 27,9 milhões b) Cédula de Crédito Bancário no valor de R$ 750,0 milhões, emitida no âmbito de contrato firmado com a Copel Distribuição em 29 de junho de 2022, destinado ao financiamento de capital de giro. O saldo em 31 de dezembro de 2025 é de R$ 751,7 milhões. • BNB: a) Contrato com a Jandaíra Energias Renováveis, assinado em 2021, no valor de R$ 208,7 milhões, com o objetivo de implantação do Complexo Eólico de Jandaíra. O saldo em 31 de dezembro de 2025 é de R$ 165 milhões. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais b) Contrato com a Eólica Potiguar SPE S.A., assinado em 2021, no valor de R$ 532,5 milhões, como parte da estratégia da Companhia de crescimento sustentável em energia renovável. O empreendimento é formado por cinco parques eólicos com 186,7 MW de capacidade instalada, localizados no município de Serra do Mel (Rio Grande do Norte). O saldo em 31 de dezembro de 2025 é de R$ 486,4 milhões. c) Contrato com a Eólica Aventura SPE S.A., assinado em 2018, no valor de R$ 348,4 milhões, com o objetivo de implantação do Complexo Eólico Aventura. O saldo em 31 de dezembro de 2025 é de R$ 299 milhões. d) Contrato com a Eólica SRMN SPE S.A., assinado em 2019, no valor de R$ 513,0 milhões, com o objetivo de implantação do Complexo Eólico Santa Rosa e Mundo Novo (SRMN). O saldo em 31 de dezembro de 2025 é de R$ 516,8 milhões. • Centrais Elétricas Brasileiras S.A. - Eletrobras: a) Eletrobras - Programa Luz para Todos, 5ª tranche, no valor de R$ 17,0 milhões com recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal, firmado em 2015. O saldo em 31 de dezembro de 2025 é de R$ 1,9 milhões. • BNDES: a) Contrato com a Copel Geração e Transmissão, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implantar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. Em maio de 2015, foi transferido para Copel o valor da Eletrobrás como saldo do subcrédito, ficando o saldo em 31 de dezembro de 2025 no valor total de R$ 56,8 milhões. b) Dois contratos com a Copel Geração e Transmissão, assinado em 2011, no montante de R$ 44,7 milhões, com o objetivo de implementar a Linha de Transmissão Foz do Iguaçu — Cascavel Oeste e a aquisição de máquinas e equipamentos para implantação dessa linha de transmissão. Possuem saldo em 31 de dezembro de 2025 de R$ 1,2 milhões. c) Contrato com GE Boa Vista S.A., GE Farol S.A., GE Olho Dágua S.A. e GE São Bento S.A., assinado em março de 2012, totalizando R$ 282,0 milhões destinados à construção e implantação de centrais geradoras eólicas. Possuem saldo em 31 de dezembro de 2025 de R$ 98,2 milhões. d) Contrato com a Copel Geração e Transmissão, assinado em 2013, no montante de R$ 17,6 milhões, para implantação da Subestação Cerquilho III. Possui saldo em 31 de dezembro de 2025 de R$ 3,7 milhões. e) Contrato com a empresa Costa Oeste, assinado em 2013, no montante de R$ 36,7 milhões, para implantação de Linha de Transmissão 230 kV entre a SE Cascavel Oeste e a SE Umuarama Sul e implantação da SE. Possui saldo em 31 de dezembro de 2025 de R$ 6,6 milhões. f) Contrato com a empresa Marumbi, assinado em 2014, no montante de R$ 55 milhões, para implantação de Linha de Transmissão 525 kV entre a SE Curitiba e a SE Curitiba Leste e implantação da SE Curitiba. Possui saldo em 31 de dezembro de 2025 de R$ 9,5 milhões. g) Contrato com a Santa Maria Energias Renováveis S.A, assinado em 2015, no montante de R$ 71,6 milhões para construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2025 de R$ 24 milhões. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais h) Contrato com a Santa Helena Energias Renováveis S.A., assinado em 2015, no montante de R$ 83,0 milhões, para construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2025 de R$ 25,2 milhões. i) Contrato com a Copel Geração e Transmissão, assinado em 2015, no montante de R$ 34,3 milhões, para implantação de linha de transmissão Assis - Paraguaçu Paulista II. Possui saldo em 31 de dezembro de 2025 de R$ 10,1 milhões. j) Contrato com a Copel Geração e Transmissão, assinado em 2015, no montante de R$ 21,6 milhões, para implantação de linhas de transmissão Londrina - Figueira e Salto Osório - Foz do Chopim C2. Possui saldo em 31 de dezembro de 2025 de R$ 5,7 milhões. k) Contrato com a Cutia Empreendimentos Eólicos S.A., assinado em 2018, no montante de R$ 619,4 milhões, para a construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2025 de R$ 477,5 milhões. l) Contrato com a Copel Geração e Transmissão, Lote E assinado em 2020, no montante de R$ 432,1 milhões, para implantação de: SE Andirá Leste, Linha de Transmissão Baixo Iguaçu – Realeza, SE Curitiba Centro e Linha de Transmissão Curitiba Centro – Uberaba, SE Medianeira e Linha de Transmissão Curitiba Leste – Blumenau. Possui saldo em 31 de dezembro de 2025 de R$ 395 milhões. • Emissão de debêntures e notas promissórias: a) Instrumento particular de escritura da 2ª emissão de debêntures, assinado em 24 março de 2016, entre a Nova Asa Branca I, II e III, Eurus IV, Ventos de Santo Uriel e o BNDES Participações S.A., cujos recursos foram destinados à implantação dos parques eólicos. O saldo em 31 de dezembro de 2025 é de R$ 65,6 milhões. b) Instrumento particular de escritura da 1ª emissão de debêntures, assinado em 20 de março de 2019 entre a Cutia Empreendimentos Eólicos e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados à construção e implantação dos Complexos Eólicos Cutia e Bento Miguel. O saldo em 31 de dezembro de 2025 é de R$ 316 milhões. c) Instrumento particular de escritura da 5ª emissão de debêntures, assinado em 15 de novembro de 2019 entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados ao investimento para expansão, renovação ou melhoria, reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição vinculada ao contrato de concessão nº 46/1999 da ANEEL e reforço do capital de giro e recomposição de caixa pela amortização final da 2ª emissão de debêntures. O saldo em 31 de dezembro de 2025 é de R$472,3 milhões. d) Instrumento particular de escritura da 6ª emissão de debêntures, assinado em 16 de junho de 2021 entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados a investimento para expansão, renovação ou melhoria, reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição vinculada ao Contrato de Concessão nº 46/1999 da ANEEL e reforço do capital de giro e recomposição de caixa pela amortização da primeira parcela de principal das debêntures de cada uma das seguintes emissões da Copel Distribuição: 3ª, 4ª e 5ª Emissão. O saldo em 31 de dezembro de 2025 é de R$ 641,9 milhões. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais e) Instrumento particular de escritura da 7ª emissão de debêntures, assinado em 15 de outubro de 2021 entre a Copel Geração e Transmissão e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados a reforço do capital de giro da Emissora, amortização e/ou o reembolso de caixa, de parcela de principal das debêntures de cada uma das seguintes emissões da Emissora: (a) 3ª emissão da Emissora e (b) 4ª emissão da Emissora e investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas no âmbito dos seguintes projetos: melhorias da Usina Gov. Bento Munhoz da Rocha Netto; implantação dos ativos do Lote “E”, do Leilão Aneel nº 05/2015; aportes da SPE Mata de Santa Genebra S.A; e aportes na SPE PCH Bela Vista S.A. O saldo em 31 de dezembro de 2025 é de R$ 1,04 milhões. f) Instrumento particular de escritura da 7ª emissão de debêntures, assinado em 15 de maio de 2022, entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados da seguinte forma: com relação às debêntures da primeira e segunda série, os recursos foram destinados para (i) o reforço do capital de giro da Copel Distribuição; e (ii) a amortização da primeira parcela de principal das debêntures da 3ª e 4ª, e 5ª emissão da Copel Distribuição; e (ii) com relação às debêntures da terceira série, os recursos foram destinados exclusivamente para investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição, vinculada ao “Contrato de Concessão n°46/1999-ANEEL”, de 24 de junho de 1999, conforme aditado (“Contrato de Concessão”), bem como a construção, implantação e exploração da rede de distribuição de energia elétrica da Copel Distribuição, vinculada ao Contrato de Concessão. O saldo em 31 de dezembro de 2025 é de R$ 1.245,6 milhões. g) Instrumento particular de escritura da 8ª emissão das debêntures, assinado em 15 de janeiro de 2023 com a Copel Geração e Transmissão, destinados a aquisição dos Complexos Eólicos Santa Rosa & Mundo Novo (SRMN) e Aventura (Complexos Eólicos e aquisição complexos eólicos, respectivamente), localizados no estado do Rio Grande do Norte, nos munícipios de Touros e São Tomé, que totalizam 260,4 MW de capacidade instalada. Reembolso de despesas de investimentos e/ou de aportes no âmbito dos Projetos das Centrais Geradoras Eólicas denominadas Jandaíras I, II, III e IV. O saldo em 31 de dezembro de 2025 é de R$ 1,4 milhões. h) Instrumento particular de escritura da 8ª Emissão de debêntures, assinado em 15 de junho de 2023 com a Copel Distribuição, destinados a: (i) primeira e terceira série exclusivamente para reforço de caixa para atendimento dos compromissos da Emissora e a segunda série é exclusivo para amortização do principal e dos juros devidos no âmbito da “Escritura Particular da 4ª (quarta) Emissão de Debêntures, e o valor remanescente, se houver, para reforço de caixa para atendimento dos compromissos da Emissora. O saldo em 31 de dezembro de 2025 é de R$ 402,8 milhões. i) Instrumento particular de escritura da 9º Emissão de debentures, assinado em 15 de maio de 2024, entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, sendo destinados os recursos na sua totalidade para refinanciamento de compromissos financeiros vincendos em 2024, inclusive reembolso de pagamentos já feitos ao longo do ano e a recomposição e reforço de caixa da emissora. O saldo em 31 de dezembro de 2025 é de R$ 2,4 milhões. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais j) Instrumento particular de escritura da 1ª Emissão de debêntures, assinado em 05 de maio de 2024, entre a Copel Serviços e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, sendo destinados os recursos exclusivamente para reforço de caixa para atendimento dos compromissos da Emissora. O saldo em 31 de dezembro de 2025 é de R$ 71,6 milhões. k) Instrumento particular de escritura da 9ª Emissão de debêntures, assinado em 10 de outubro de 2024, entre a Copel Geração e Transmissão e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, sendo a totalidade dos recursos destinados ao refinanciamento de compromissos financeiros vincendos em 2024, inclusive reembolso de pagamentos já feitos ao longo do ano, e à recomposição e reforço de caixa da Emissora. O saldo em 31 de dezembro de 2025 é de R$ 1,65 milhões. l) No ano de 2025, Mata de Santa Genebra, 2ª emissão, com recursos destinados ao pagamento futuro ou reembolso de gastos, despesas ou dívidas relacionadas a implantação do projeto, que tenha, ocorrido em prazo igual ou inferior a 24 meses contados da data de encerramento da Oferta Restrita, passou a pertencer a Copel. O saldo em 31 de dezembro de 2025 é de R$ 185,5 milhões m) Ainda no ano de 2025, Mata de Santa Genebra, 3ª Emissão, séries 1 a 3, passou a pertencer à Copel, objetivando reforçar o caixa da Emissora e reperfilar seu endividamento. O saldo em 31 de dezembro de 2025 é de R$ 1.819,9 milhões. iii. grau de subordinação entre as dívidas Não há grau de subordinação contratual entre as dívidas da Companhia. Assim, caso tenha alguma exigência quanto ao passivo exigível, a Companhia seguirá a ordem de precedência universal de credores, incluindo a Lei nº 11.101, de 9 de fevereiro de 2005, e a Lei nº 6.024, de 13 de março de 1974. iv. eventuais restrições impostas ao emissor, em especial, em relação a limites de endividamento e contratação de novas dívidas, à distribuição de dividendos, à alienação de ativos, à emissão de novos valores mobiliários e à alienação de controle societário, bem como se o emissor vem cumprindo essas restrições A Companhia e suas controladas contrataram empréstimos e emitiram debêntures com cláusulas que requerem a manutenção de determinados índices econômico-financeiros dentro de parâmetros préestabelecidos, bem como outras condições a ser observadas, como não alterar a participação acionária da Companhia no capital social das controladas que represente alteração de controle sem a prévia anuência. O descumprimento das condições mencionadas poderá implicar vencimento antecipado das dívidas e/ou multas. Os principais indicadores econômico-financeiros que devem ser observados no âmbito dessas dívidas estão descritos no quadro abaixo: Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais Empresa Instrumento Contratual Indicador Financeiros Limite Copel Geração e Transmissão 5ª Emissão de Debêntures Dívida líquida consolidada/ Ebitda consolidado Índice de cobertura do serviço da dívida ≤ 3,5 Copel Geração e Transmissão 6ª Emissão de Debêntures Copel Geração e Transmissão 7ª Emissão de Debêntures Copel Geração e Transmissão 8ª Emissão de Debêntures Copel Geração e Transmissão 9ª Emissão de Debêntures Copel Distribuição 5ª Emissão de Debêntures ≥ 1,5 Copel Distribuição 6ª Emissão de Debêntures Copel Distribuição 7ª Emissão de Debêntures Copel Distribuição 8ª Emissão de Debêntures Copel Distribuição 9ª Emissão de Debêntures Copel Distribuição 10ª Emissão de Debêntures Copel Serviços 1ª Emissão de Debêntures Mata de Santa Genebra Transmissão S.A 2ª Emissão de Debêntures Índice de cobertura do serviço da dívida ≥ 1,2 Mata de Santa Genebra Transmissão S.A 3ª Emissão de Debêntures Cutia 1ª Emissão de Debêntures Índice de cobertura do serviço da dívida ≥ 1,2 Copel Geração e Transmissão 10ª Emissão de Debêntures Dívida líquida consolidada / Ebitda consolidado ≤ 3,5 ≥ 1,5 Nova Asa Branca I 2ª Emissão de Debêntures Índice de cobertura do serviço da dívida ≥ 1,3 Nova Asa Branca II 2ª Emissão de Debêntures Nova Asa Branca III 2ª Emissão de Debêntures Nova Eurus IV 2ª Emissão de Debêntures Ventos de Santo Uriel 2ª Emissão de Debêntures Copel Geração e Transmissão BNDES Finem nº 820989.1 – Mauá Ebitda/ Resultado Financeiro Líquido ≥ 1,3 Copel Geração e Transmissão Banco do Brasil nº 21/02000-0 – Mauá Copel Geração e Transmissão Nota Comercial Índice de cobertura do serviço da dívida Dívida líquida consolidada / Ebitda consolidado ≥ 1,5 Cutia (a) BNDES Finem nº 18204611 ≤≥ 13,,25 Santa Maria BNDES Finem nº 14212711 Índice de cobertura do serviço da dívida ≥ 1,3 Santa Helena BNDES Finem nº 14212721 São Bento Energia, Investimento e Participações Contrato de Cessão BNDES Índice de cobertura do serviço da dívida ≥ 1,3 GE Boa Vista S.A. BNDES Finem nº 11211531 GE Farol S.A. BNDES Finem nº 11211521 GE Olho D´Água S.A. BNDES Finem nº 11211551 GE São Bento do Norte S.A. BNDES Finem nº 11211541 Costa Oeste BNDES Finem nº 13212221 Índice de cobertura do serviço da dívida ≥ 1,3 Marumbi BNDES Finem nº 14205851 Índice de cobertura do serviço da dívida ≥ 1,3 Em 31.12.2025, todos os indicadores financeiros medidos anualmente foram integralmente atendidos, exceto na controlada Ventos de Santo Uriel, dispensada do cumprimento do ICSD no exercício de 2025, conforme carta do BNDES AEC/DEENE2 nº 53/2025. Em 31.12.2025, todos os demais indicadores e condições acordados foram integralmente atendidos. No âmbito do 1ª Emissão de Debêntures do Complexo Eólico de Cutia, a Companhia recebeu em 23.12.2024, conforme Ata da Assembleia Geral de Debenturistas - AGD, autorização para substituição temporária, até o exercício de 2029, do procedimento de cálculo do ICSD atual pelo cálculo com base nas demonstrações financeiras consolidadas da garantidora Companhia Paranaense de Energia - Copel. Ainda no âmbito do contrato de financiamento do Complexo Eólico de Cutia, a Companhia recebeu, em 23.12.2024, conforme carta do BNDES AEC/DEENE2 nº 49/2024, autorização para substituição temporária, até o exercício de 2029, do procedimento de cálculo do ICSD atual pelo cálculo do ICSD e de Índice de Alavancagem com base nas demonstrações financeiras consolidadas da garantidora Companhia Paranaense de Energia - Copel. Em 31.12.2025, todos os demais indicadores e condições acordados foram integralmente atendidos. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.1 Condições financeiras e patrimoniais g. limites dos financiamentos contratados e percentuais já utilizados Atualmente em fase de utilização, a Copel tem contratado os seguintes financiamentos: a) Eletrobrás - Programa Luz para Todos, 5ª tranche, no valor de R$ 17,0 milhões com recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal, sendo que, deste valor, R$ 15,9 milhões já foram liberados. b) BNDES, para implantação da Linha de Transmissão Londrina Figueira C2, e da linha de transmissão Salto Osorio - Foz do Chopim C2, no valor total de R$ 21,6 milhões, sendo que, deste valor, R$ 18,2 milhões já foram liberados. c) BNDES, para implantação da Linha de Transmissão Assis – Paraguaçu Paulista II, bem como a subestação “SE” Paraguaçu Paulista II, no valor total de R$ 34,3 milhões, sendo que, deste valor, R$ 28,8 milhões já foram liberados. d) BNDES, para implantação do parque eólico de Santa Maria, no valor total de R$ 71,6 milhões, sendo que, deste valor, R$ 60,3 milhões já foram liberados. e) BNDES, para implantação do parque eólico de Santa Helena no valor total de R$ 83,0 milhões, sendo que, deste valor, R$ 64,5 milhões já foram liberados. f) BNDES, Construção e implantação de centrais geradoras eólicas do Complexo Cutia, no valor total de R$ 619,4 milhões, sendo que, deste valor, R$ 589,2 milhões já foram liberados. g) BNDES, implantação de: SE Andirá Leste, Linha de Transmissão Baixo Iguaçu – Realeza, SE Curitiba Centro e Linha de Transmissão Curitiba Centro – Uberaba, SE Medianeira e Linha de Transmissão Curitiba Leste – Blumenau no valor total de R$ 432,1 milhões, sendo que, deste valor, R$ 347,6 milhões, já foram liberados. h) BNB, Implantação do Complexo Eólico de Jandaíra, no valor total de R$ 208,7 milhões, sendo que, deste valor, R$ 208,7 milhões já foram liberados. i) BNB, contrato com a Eólica Potiguar SPE S.A, no valor de R$ 532,5 milhões, como parte da Estratégia da Companhia de crescimento sustentável em energia renovável. O empreendimento é formado por 5 parques eólicos com 186,7 MW de capacidade instalada, localizados no município de Serra do Mel – RN. O complexo foi adquirido com o montante já liberado na totalidade. j) BNB, Contrato com a Central Eólica Aventura, com o objetivo da Implantação do Complexo Eólico de Aventura. No valor de R$ 348,4 milhões, já liberados R$ 348,4 milhões. k) BNB, Contrato com a Central Eólica SRMN, com o objetivo da Implantação do Complexo Eólico de SRMN. No valor de R$ 513,0 milhões, já liberados R$ 513,0 milhões. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPE 2.1 Condições financeiras e patrimoniais h. alterações significativas em itens das demonstrações de resultado e de fluxo de caixa DEMONSTRAÇÕES DE RESULTADOS (Em Reais mil) 31.12.2025 Análise vertical Análise horizontal 31.12.2024 31.12.2025 2025-2024 OPERAÇÕES EM CONTINUIDADE RECEITA OPERACIONAL LÍQUIDA 26.116.856 100,0% 15,3% 22.651.036 Custos Operacionais (20.455.357) -78,3% 15,2% (17.759.792) LUCRO OPERACIONAL BRUTO 5.661.499 21,7% 15,7% 4.891.244 Outras receitas (despesas) operacionais Despesas com vendas (133.601) -0,5% -2,6% (137.121) Despesas gerais e administrativas (876.873) -3,4% 6,2% (825.350) Outras receitas (despesas) operacionais, líquidas 153.989 0,6% -205,7% (145.727) Resultado da equivalência patrimonial 239.997 0,9% -14,7% 281.202 (616.488) -2,4% -25,5% (826.996) Lucro antes do resultado financeiro e tributos 5.045.011 19,3% 24,1% 4.064.248 Resultado Financeiro Receitas financeiras 1.343.658 5,1% 13,4% 1.184.779 Despesas financeiras (3.142.010) -12,0% 34,2% (2.341.793) (1.798.352) -6,9% 55,4% (1.157.014) LUCRO OPERACIONAL 3.246.659 12,4% 11,7% 2.907.234 IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL Imposto de renda e contribuição social (196.186) -0,8% 10,2% (177.999) Imposto de renda e contribuição social diferidos (381.432) -1,5% -9,5% (421.436) (577.618) -2,2% -3,6% (599.435) Lucro líquido e de operações em continuidade 2.669.041 10,2% 15,7% 2.307.799 OPERAÇÕES DESCONTINUADAS Lucro líquido proveniente de operações descontinuadas 18.898 0,1% -99,2% 2.307.799 LUCRO LÍQUIDO DO PERÍODO 2.687.939 10,3% -41,8% 4.615.598 Atribuído aos acionistas empresa controladora - operações em continuidade 2.669.716 10,2% 13,8% 2.345.941 Atribuído aos acionistas emp. controladora - operações descontinuadas 18.898 0,1% -95,9% 463.690 Atribuído aos acionistas não controladores - operações em continuidade (675) 0,0% -97,5% (26.800) Atribuído aos acionistas não controladores - operações em continuidade — 0,0% -100,0% 16.539 O item 2.2 deste Formulário de Referência detalha as variações significativas ocorridas na demonstração do resultado. DEMONSTRAÇÕES DOS FLUXOS DE CAIXA (Em Reais mil) 31.12.2025 Análise horizontal 2025-2024 31.12.2024 Saldo inicial de caixa e equivalentes de caixa 4.161.939 -26,1% 5.634.623 Saldo final de caixa e equivalentes de caixa 3.130.363 -24,8% 4.161.939 Variação de caixa e equivalentes de caixa proveniente de operações descontinuadas (13) -100,0% (69.338) Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPE 2.1 Condições financeiras e patrimoniais VARIAÇÃO NO CAIXA E EQUIVALENTES DE CAIXA (1.031.589) -33,1% (1.542.022) Conforme demonstrado no quadro acima, houve uma variação negativa no saldo de caixa e equivalentes de caixa no exercício social encerrado em 31 de dezembro de 2025 e uma redução de - 33,1% em relação ao exercício anterior. A seguir estão apresentados os detalhamentos das variações nos fluxos de caixa decorrentes das atividades operacionais, atividades de investimento e atividades de financiamento. Atividades Operacionais - O Fluxo de Caixa das atividades operacionais apresentou geração de R$ 3.028,4 milhões em 2025, ante R$ 3.393,5 milhões em 2024, refletindo principalmente o valor maior de pagamento de encargos da dívida. 31.12.2025 Análise horizontal 2025-2024 31.12.2024 FLUXO DE CAIXA DAS ATIVIDADES OPERACIONAIS Lucro líquido do período proveniente de operações em continuidade 2.669.041 15,7% 2.307.799 Ajustes para a reconciliação do lucro líquido do exercício com a geração de caixa das atividades operacionais: Encargos, variações monetárias e cambiais não realizadas – líquidas 2.650.447 28,0% 2.071.041 Juros efetivos - bonificação pela outorga de contrato de concessão em regime (119.557) -1,0% (120.800) Remuneração de contratos de concessão de transmissão (867.817) 4,1% (833.630) Imposto de renda e contribuição social 196.186 10,2% 177.999 Imposto de renda e contribuição social diferidos 381.432 -9,5% 421.436 Resultado da equivalência patrimonial (239.997) -14,7% (281.202) Apropriação de obrigações de benefícios pós emprego 234.835 -8,9% 257.711 Constituição para programas de pesquisa e desenvolvimento e eficiência 204.301 12,5% 181.675 Reconhecimento do valor justo do ativo indenizável da concessão (161.244) 95,6% (82.424) Resultado de ativos e passivos financeiros setoriais (2.587.485) 180,1% (923.724) Depreciação e amortização 1.481.886 1,1% 1.465.478 Provisão decorrente do programa de demissão voluntária 21.489 17,4% 18.306 Incentivos de longo prazo 24.972 346,3% 5.595 Perdas estimadas, provisões e reversões operacionais líquidas 270.787 -21,5% 345.102 Realização de mais/menos valia em combinações de negócios (2.134) 195,6% (722) Valor justo nas operações de compra e venda de energia no mercado ativo (18.563) -150,7% 36.604 Baixas de contas a receber vinculadas à concessão 6.089 86,5% 3.265 Baixas de ativos de contrato 20.453 41,1% 14.496 Resultado das baixas de imobilizado 42.783 32,7% 32.234 Resultado das baixas de intangíveis 148.017 94,3% 76.183 Resultado das baixas de direito de uso de ativos e passivo de arrendamentos – 225 -104,7% (4.774) Resultado na alienação de imóveis (335.595) 26,9% (264.434) Resultado de combinação de negócios (141.661) — % — Outros (34.624) — % — 3.883.779 -20,8% 4.903.214 Redução (aumento) dos ativos Clientes 583.133 -3,2% 602.196 Dividendos e juros sobre o capital próprio recebidos 218.472 -2,5% 223.985 Depósitos judiciais 61.233 232,3% 18.427 Ativos financeiros setoriais 705.732 99,1% 354.421 Outros créditos (124.395) 69,2% (73.515) Estoques (37.074) -196,5% 38.402 Imposto de renda e contribuição social a recuperar (169.338) -42,7% (295.650) Outros tributos a recuperar (168.880) 232,9% (50.731) Despesas antecipadas 1.705 -598,5% (342) Partes relacionadas 621 -13,1% 715 Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPE 2.1 Condições financeiras e patrimoniais 1.071.209 31,0% 817.908 Aumento (redução) dos passivos Obrigações sociais e trabalhistas 161 -100,1% (313.552) Fornecedores 441.154 506,6% 72.730 Outras obrigações fiscais 1.151.954 30,5% 882.575 Benefícios pós-emprego (200.116) -8,9% (219.780) Encargos setoriais a recolher 15.283 -191,8% (16.641) Pesquisa e desenvolvimento e eficiência energética (232.611) -31,0% (336.956) Contas a pagar vinculadas à concessão (117.607) 6,5% (110.385) Outras contas a pagar (435.763) 232,0% (131.259) Provisões para litígios quitadas (344.547) -0,2% (345.138) 277.908 -153,6% (518.406) CAIXA GERADO PELAS ATIVIDADES OPERACIONAIS 5.232.896 0,6% 5.202.716 Imposto de renda e contribuição social pagos (197.793) -9,8% (219.219) Encargos de empréstimos e financiamentos pagos (425.192) -9,8% (471.276) Encargos de debêntures pagos (1.549.452) 42,3% (1.089.013) Encargos de passivo de arrendamentos pagos (32.013) -3,8% (33.292) CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE 3.028.446 -10,7% 3.389.916 CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS PROVENIENTES DE OPERAÇÕES DESCONTINUADAS — -100,0% 3.620 CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS 3.028.446 -10,8% 3.393.536 Atividades de Investimento - O Fluxo de Caixa das atividades de investimentos registrou consumo de R$ (1.759,4) milhões em 2025, inferior ao consumo de R$ (5.739,4) milhões em 2024, reflexo principalmente do pagamento do bônus de outorga pela renovação das concessões em 2024, não recorrente em 2025. Adicionalmente, em 2025 a Companhia teve o efeito das alienações de investimentos, líquido das aquisições realizadas no ano, compensado também pelos investimentos estratégicos na expansão e modernização dos ativos. 31.12.2025 Análise horizontal 2025-2024 31.12.2024 FLUXO DE CAIXA DAS ATIVIDADES DE INVESTIMENTO Aplicações financeiras 64.707 -296,4% (32.939) Aquisições de ativos de contrato (2.903.661) 33,5% (2.174.902) Aquisições de controladas - efeito no caixa (190.433) 0,0% — Alienação de investimentos - adiantamento 2.536.421 5289,1% 47.066 Aportes em investimentos (1.060.804) #DIV/0! — Redução de capital em investidas 294 — 37.129 Aquisições de imobilizado (162.100) 17,8% (137.635) Alienações de imobilizado — — 11.440 Aquisições de intangível (43.788) -98,9% (4.098.286) CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE (1.759.364) -72,3% (6.348.127) CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO PROVENIENTES DE OPERAÇÕES DESCONTINUADAS — -100,0% 608.713 CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO (1.759.364) -69,3% (5.739.414) Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPE 2.1 Condições financeiras e patrimoniais Atividades de Financiamento - O Fluxo de Caixa das atividades de financiamento apresentou consumo de R$ (2.300,7) milhões em 2025, frente à geração de R$ 803,9 milhões em 2024, resultado impactado, sobretudo, pela maior amortização de dívidas e pelo pagamento do prêmio pago aos acionistas no processo de migração para o Novo Mercado, compensado por um maior valor de captações realizadas em 2025 pela Copel Distribuição e Copel Geração e Transmissão. 31.12.2025 Análise horizontal 2025-2024 31.12.2024 FLUXO DE CAIXA DAS ATIVIDADES DE FINANCIAMENTO Ingressos de empréstimos e financiamentos — -100,0% 5.051 Custos de transação na captação de empréstimos e financiamentos — -100,0% (1.693) Ingressos de debêntures emitidas 5.000.000 27,6% 3.920.000 Custos de transação na emissão de debêntures (66.366) 9,5% (60.623) Amortizações de principal de empréstimos e financiamentos (1.254.405) 379,2% (261.753) Amortizações de principal de debêntures (3.317.499) 207,2% (1.079.912) Amortizações de principal de passivo de arrendamentos (69.583) -1,9% (70.949) Recompra de ações próprias (70.046) — (50.044) Prêmio pago aos acionistas (1.273.727) — Dividendos e juros sobre o capital próprio pagos (1.249.045) -21,3% (1.586.565) CAIXA LÍQUIDO GERADO PELAS ATIVIDADES DE FINANCIAMENTO PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE (2.300.671) -382,8% 813.512 CAIXA LÍQUIDO GERADO (UTILIZADO) PELAS ATIVIDADES DE FINANCIAMENTO PROVENIENTES DE OPERAÇÕES DESCONTINUADAS — -100,0% (9.656) CAIXA LÍQUIDO GERADO PELAS ATIVIDADES DE FINANCIAMENTO (2.300.671) -386,2% 803.856 Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.2 Resultados operacional e financeiro a) Resultados das operações do emissor, em especial: i. Descrição de quaisquer componentes importantes da receita Receita Operacional Líquida (em R$ mil) O quadro a seguir apresenta o detalhamento da receita operacional líquida: 31.12.2025 Análise vertical Análise horizontal 31.12.2024 2025-2024 31.12.2024 Fornecimento de energia elétrica 7.932.853 30,4% (6,2%) 8.454.990 Suprimento de energia elétrica 4.784.669 18,3% 53,3% 3.120.628 Disponibilidade da rede elétrica 6.974.666 26,7% (1,0%) 7.048.036 Receita de construção 3.303.150 12,6% 29,5% 2.550.809 Valor justo do ativo indenizável da concessão 161.244 0,6% 95,6% 82.424 Resultado de ativos e passivos financeiros setoriais 2.348.143 9,0% 180,1% 838.280 Outras receitas operacionais 612.131 2,3% 10,1% 555.869 RECEITA OPERACIONAL LÍQUIDA 26.116.856 100,0% 15,3% 22.651.036 A variação na Receita Operacional Líquida é reflexo da: 1. queda de 6,2% da Receita de Fornecimento de Energia Elétrica em 2025 associada à: (i) redução de volume comercializado para consumidores livres pela Copel COM; (ii) redução de 5,7% no consumo do mercado cativo da Copel DIS, além dos efeitos dos Reajustes Tarifários Periódicos que reduziram a tarifa de energia, compensados pelo crescimento da receita de subvenções para descontos tarifários. 2. aumento de 53,3% no Suprimento de Energia Elétrica, refletindo, principalmente, o crescimento das vendas no Ambiente de Contratação Livre (ACL ou mercado livre) na Copel COM, bem como o melhor desempenho da Copel GeT no Mercado de Curto Prazo (MCP), em especial, com a modulação do portfólio de geração hidrelétrica diante do comportamento do PLD do submercado Sul, e do maior volume de energia vendida para contratos bilaterais. Contribuíram ainda para esse resultado o aumento das vendas de energia no MCP e no Mecanismo de Compensação de Sobras e Déficits (MSCD) pela Copel DIS. No segmento de geração eólica, houve redução da provisão para desvio de geração para os contratos ACR, decorrente do ressarcimento de curtailment, conforme Lei nº 15.269/2025. 3. queda de 1,0% na Receita de Disponibilidade da Rede Elétrica em 2025 decorrente, principalmente, do aumento de encargos da CDE na Copel DIS e do impacto negativo de R$ 115,1 milhões, em função da revisão dos valores do componente financeiro da RAP na Rede Básica do Sistema Existente (RBSE), conforme Resolução Homologatória nº 3.467/2025 da Aneel. Estes resultados foram parcialmente compensados pelo crescimento de 1,1% do Mercado Fio na Copel DIS e da consolidação da transmissora Mata de Santa Genebra na Copel GeT, como resultado da combinação de negócio estratégico. 4. aumento de 29,5% da Receita de Construção em 2025 refletindo o forte aumento dos investimentos no segmento de distribuição, com destaque para os projetos Paraná Trifásico e Rede Elétrica Inteligente (REI), orientados para modernização, automação e renovação da rede de distribuição, por meio da adoção de tecnologias padronizadas voltadas ao atendimento dos sistemas de automação. Adicionalmente, contribuíram para esse desempenho os reforços e melhorias realizados no segmento de transmissão. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.2 Resultados operacional e financeiro 5. aumento de 180,1% no Resultado de Ativos e Passivos Financeiros Setoriais, decorrente principalmente dos efeitos dos reajustes tarifários. ii. fatores que afetaram materialmente os resultados operacionais Além das variações de receita detalhadas acima, os itens a seguir apresentam outros fatores que afetaram materialmente os resultados operacionais e o lucro do exercício social encerrado em 31 de dezembro de 2025. Custos e Despesas Operacionais (em R$ mil) 31.12.2025 Análise vertical Análise horizontal 31.12.2024 2025-2024 31.12.2024 Energia elétrica comprada para revenda (11.110.778) 52,1% 24,5% (8.924.895) Encargos de uso da rede elétrica (2.755.534) 12,9% -3,8% (2.865.490) Pessoal e administradores (960.788) 4,5% -11,2% (1.081.797) Planos previdenciário e assistencial (234.547) 1,1% -9,6% (259.352) Material (108.061) 0,5% 24,4% (86.882) Matéria-prima e insumos para produção de energia — 0,0% -100,0% (936) Serviços de terceiros (1.192.282) 5,6% 11,0% (1.074.308) Depreciação e amortização (1.481.886) 7,0% 1,1% (1.465.478) Perdas de créditos, provisões e reversões (270.787) 1,3% -21,5% (345.102) Custo de construção (3.272.763) 15,4% 29,7% (2.522.908) Outros custos e despesas operacionais 75.584 -0,4% -131,4% (240.842) CUSTOS E DESPESAS OPERACIONAIS (21.311.842) 100,0% 13,0% (18.867.990) Os principais fatores que levaram ao aumento custos e despesas operacionais, subdivididos em custos e despesas não gerenciáveis e gerenciáveis e outros fatores, encontram-se descritos a seguir: Custos e Despesas com Energia Elétrica 1) crescimento de 24,5% nos custos com energia elétrica comprada para revenda, devido ao maior volume de energia proveniente do sistema de compensação de MMGD e aumento dos custos na CCEE na Copel DIS e ao aumento de compra de energia na Copel COM para fazer frente aos maiores volumes vendidos; Custos e Despesas Gerenciáveis 1) redução 11,2% de despesas com pessoal e administradores em razão, principalmente, da redução do quadro de empregados que impactou na queda do total dos custos com remuneração, encargos e auxílios, e do menor valor de provisões por desempenho e participação nos lucros de empregados e administradores. Estes eventos foram compensados pelo acréscimo dos honorários de administradores e Incentivos a Longo Prazo (ILP) e pela atualização salarial decorrente do acordo coletivo de trabalho; e 2) elevação de 11,0% com serviços de terceiros impulsionada pela maior volume de manutenção da rede elétrica e de consultorias especializadas, principalmente serviços jurídicos e suportes sistêmicos, e pelo atendimento aos consumidores com maior volume de religações e atendimentos do call center; 3) queda de 21,5% em perdas de créditos, provisões e reversões, decorrente principalmente de menores valores de provisões para litígios cíveis além da reversão de impairment registrada em 2024, não recorrente em 2025. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.2 Resultados operacional e financeiro 4) redução expressiva em outros custos e despesas operacionais, decorrente dos ganhos com a alienação de usinas e com o descruzamento de ativos efetuados pela Copel GeT em 2025 (NE nº 37) e pelo ressarcimento do curtailment para os contratos ACL em decorrência da Lei 15.269/2025, compensados pelas perdas relacionadas à desativação de ativos associadas ao programa de investimento da Copel DIS; Outros Custos e Despesas 1) aumento 1,1% da Depreciação e amortização decorrente da entrada em operação de novos ativos de distribuição compensada pela cessação de depreciação de ativos que estiveram na condição de mantidos para venda durante o ano de 2025, além da mudança de estimativa da depreciação e amortização de ativos da GET em função da renovação das concessões ocorridas em 2024; 2) elevação de 29,7% dos custo de construção, em linha com o ciclo robusto de investimentos da Companhia, especialmente no Programa Transformação da Copel DIS e nos reforços de transmissão; Resultado de Equivalência Patrimonial O Resultado da Equivalência Patrimonial totalizou R$ 240,0 milhões em 2025, demonstrando uma queda de 14,7% ou R$ 41,2 milhões, consequência principalmente da consolidação de 100% da transmissora Mata de Santa Genebra S.A. - MSG, a partir de 1º.06.2025. Resultado financeiro O Resultado Financeiro totalizou R$ 1.798,4 milhões de despesas financeiras líquidas em 2025 comparado a R$ 1.157,0 milhões de despesas financeiras líquidas em 2024, devido ao aumento de 34,2% na rubrica de Despesas Financeiras em função principalmente da atualização monetária e encargos sobre a dívida, tendo em vista, principalmente a variação do CDI que constitui o indexador de 57,5% das dívidas da Companhia, além da consolidação das despesas financeiras da MSG e de Mauá a partir de junho de 2025, após descruzamento de ativos com a Axia. Esses efeitos foram parcialmente compensados pelo crescimento de 13,4% das receitas financeiras no período, principalmente decorrente de aumento de juros e acréscimo moratórios sobre contas a receber. Imposto de Renda e Contribuição Social Em 2025, o imposto de renda e a contribuição social totalizaram R$ 577,6 milhões, frente a R$ 599,4 milhões em 2024, redução de R$ 21,8 milhões. Essa variação é reflexo do maior benefício fiscal decorrente da distribuição de juros sobre capital próprio, compensado pelo aumento de tributos em função do maior lucro apurado neste exercício.. Operações Descontinuadas As operações descontinuadas que totalizaram R$ 18,9 milhões positivos em 2025 são decorrentes dos resultados da Geração Céu Azul, empresa adquirida e vendida em 2025 (NE nº 37.3). Os R$ 491,6 milhões registrados em 2024 são reflexo da venda da Compagas e da UEGA concluídos em julho e setembro de 2024, respectivamente. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.2 Resultados operacional e financeiro Lucro Líquido Em 2025, o lucro líquido consolidado da Copel, considerando operações descontinuadas, foi de R$ 2.687,9 milhões, sendo -4,0% que no ano anterior, ou R$ 111,5 milhões, ao obtido no exercício anterior, de R$ 2.799,4 milhões. A Margem Líquida ficou em 10,0% em 2025 ante 10,2% em 2024, 2,1 pp inferior, impulsionado principalmente pela elevação de 34,2% nas despesas financeiras. Ao mesmo tempo, a redução de R$ 20,9 milhões de imposto de renda e contribuição social contribuiu positivamente para o resultado. Esses movimentos, combinados ao menor resultado de operações descontinuadas (R$ 18,9 milhões em 2025 vs. R$ 491,6 milhões em 2024), explicam a queda moderada do lucro líquido consolidado no exercício de 2025. O lucro líquido recorrente, que desconsidera os itens não recorrentes e os ganhos de capital com operações descontinuadas, totalizou R$ 2.104,6 milhões, uma redução de 1,6% em relação ao ano anterior. Essa queda decorre, principalmente, do menor resultado financeiro, parcialmente compensados pelo melhor desempenho operacional e menor pagamento de tributos, em função do maior pagamento de Juros sobre Capital Próprio. b) variações relevantes das receitas atribuíveis a introdução de novos produtos e serviços, alterações de volumes e modificações de preços, taxas de câmbio e inflação As principais variações das receitas da Companhia estão explicadas no item 2.2.a (i) acima. A seguir apresentamos o detalhamento das informações a respeito de itens que impactaram na receita. Reajuste Tarifário Anual/Revisão Tarifária da Copel Distribuição O resultado do Reajuste Tarifário Anual de 2025 da Copel Distribuição foi homologado pela Aneel por meio da Resolução Homologatória nº 3.472 de 17.06.2025, com reajuste médio de 2,02% percebido pelos consumidores, cuja aplicação ocorreu integralmente às tarifas a partir de 24.06.2025 (nulo em junho/2024 pela Resolução Homologatória nº 3.336 de 18.06.2024) Geração e Comercialização de Energia A receita desses segmentos é proveniente da venda de energia para consumidores livres, concessionárias, permissionárias e outras comercializadoras, por meio de contratos bilaterais e no ambiente regulado os quais são corrigidos anualmente. Além disso, a receita é afetada também por mudanças na metodologia usada para calcular preços de energia no curto prazo (Preço de Liquidação de Diferenças, ou PLD), bem como pelo Fator de Geração em Escala (GSF), utilizado para ajustar a produção de energia garantida e representa o índice entre o total de energia produzida pelas usinas hidroelétricas que integram o Mecanismo de Realocação de Energia (ou MRE) e sua potência garantida. Isto representa, em média, a quantidade de energia comprometida nos contratos de geração de energia. Se houver taxas de fluxo excessivamente baixas, o GSF será igual ou inferior a 1. Variação do PLD e GSF: PLD1 GSF2 Mês 2025 2024 Variação 2025x2024 2025 2024 Variação 2025x2024 Janeiro 59,2 61,1 (3) % 113% 87% 30 % Fevereiro 93,8 61,2 53% 111% 89% 25 % Março 332,6 61,1 445% 99% 95% 4 % Abril 203,0 61,1 232% 102% 104% (2) % Maio 233,4 61,1 282% 97% 104% (7) % Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.2 Resultados operacional e financeiro Junho 236,1 66,4 256% 88% 89% (2) % Julho 211,7 87,1 143% 69% 85% (18) % Agosto 287,2 118,8 142% 63% 79% (21) % Setembro 260,3 307,8 (15) % 63% 73% (14) % Outubro 250,2 480,8 (48) % 63% 74% (15) % Novembro 278,0 103,5 169% 66% 80% (18) % Dezembro 265,9 64,8 310% 74% 86% (15) % Média anual 225,9 127,9 77% 84% 87% (4) % 1 PLD médio da região Sul - R$/MWh 2 Relação entre o volume de energia efetivamente gerado pelo MRE e a Garantia Física total do mecanismo (c) impactos relevantes da inflação, da variação de preços dos principais insumos e produtos, do câmbio e da taxa de juros no resultado operacional e no resultado financeiro do emissor Os principais indicadores e índices macroeconômicos que influenciam o resultado operacional e financeiro da Companhia são: 1) PIB: o desempenho geral da economia brasileira afeta a demanda de energia elétrica. 2) Inflação (IPCA e IGP-M): afetam a receita e os custos e despesas operacionais, além de alguns contratos de dívida. 3) Taxa de Câmbio: tem reflexo no custo de energia comprada de Itaipu. 4) Taxa de juros (SELIC/CDI e TJLP): o CDI é o indicador ao qual as dívidas e as aplicações financeiras estão vinculadas e a SELIC e TJLP indexam parcela da dívida da Companhia. Os impactos mais relevantes destes índices se deram na Receita de Disponibilidade da Rede Elétrica, em função da remuneração dos ativos de contrato pelo IPCA, e no resultado financeiro, pelo impacto da SELIC/CDI, TJLP e IPCA sobre os contratos de empréstimos, financiamentos e debêntures e pelo impacto do dólar na compra de energia de Itaipu. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.3 Mudanças nas práticas contábeis/Opiniões modificadas e ênfases (a) Mudanças nas práticas contábeis que tenham resultado em efeitos significativos sobre as informações previstas nos campos 2.1 e 2.2 Não foram registradas mudanças nas práticas contábeis da Companhia que tenham resultado em efeitos significativos sobre as informações previstas nos itens 2.1 e 2.2 deste Formulário de Referência no último exercício social e no exercício social corrente. (b) Opiniões modificadas e ênfases presentes no relatório do auditor. O relatório do auditor independente sobre as demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025 foi emitido sem opiniões modificadas e ênfases. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.4 Efeitos relevantes nas demonstrações financeiras (a) Introdução ou alienação de segmento operacional Não houve introdução ou alienação de segmento operacional no exercício social encerrado em 31 de dezembro de 2025. (b) Constituição, aquisição ou alienação de participação societária Em atendimento às diretrizes do Planejamento Estratégico Empresarial da Copel - Visão 2030 quanto à descarbonização do seu portfólio de ativos, priorização de investimentos, ações diretamente ligadas ao seu core business (energia elétrica), concentração em ativos de maior porte e melhoria na eficiência operacional, a Copel vem efetuando desinvestimentos e reciclagem de ativos e participações, conforme disposto a seguir. • Ativos de Geração de Pequeno Porte Em 2024 foi iniciado o desinvestimento de 13 ativos de geração de pequeno porte da subsidiária integral Copel GeT. Em 25.11.2024 foi celebrado o Contrato de Compra e Venda de Ações e Outras Avenças - CCVA com a Electra Hydra/Intrepid, no valor total de R$ 450.492, correspondente ao equity value dos 13 ativos, a ser corrigido conforme previsão contratual. Em atendimento ao disposto no CCVA, foram criadas 13 SPEs, subsidiárias da Copel GeT, para alocação dos ativos e passivos associados e posterior transferência das ações das SPEs para a compradora. Em 31.03.2025, 30.04.2025 e 10.07.2025 foram concluídos os desinvestimentos de 12 SPEs, no valor contratual de R$ 425.315, integralmente recebidos em 2025. Em decorrência destes três fechamentos a Copel GeT apurou um ganho de R$ 205.238, registrado na rubrica de outras receitas, custos e despesas líquidos. Estes desinvestimentos ocorreram após o cumprimento de todas as condições precedentes relacionadas aos ativos envolvidos em cada fechamento e nas datas de conclusão a Copel GeT transferiu a titularidade das ações das 12 SPEs para a adquirente. A conclusão do desinvestimento do último ativo (UTE Figueira) está condicionada à satisfação de condições precedentes, entre elas a extinção da concessão que está em avaliação pelo MME. • Descruzamento de Ativos Em 2025 a Copel efetuou a troca de ativos com a Eletrobras (atualmente denominada AXIA Energia) detalhada a seguir. Antes da operação, essa era a participação da Copel GET nos ativos envolvidos na transação: • proprietária de 100% da Usina Hidrelétrica Colíder (UHE Colíder), que estava registrada no ativo imobilizado da Copel GET. • participação no consórcio Cruzeiro do Sul, por meio do qual possuía 51% da Usina Hidrelétrica Mauá (UHE Mauá). • participação de 50,1% na controlada em conjunto Mata de Santa Genebra Transmissão S.A. (MSG). Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.4 Efeitos relevantes nas demonstrações financeiras Em 12.12.2024, conforme Fato Relevante 12/24, a Copel GeT celebrou o Contrato de Trespasse de Estabelecimento, de Compra e Venda de Participação Societária, de Cessão Onerosa de Participação em Consórcio com Compra e Venda de Ativos e Outras Avenças com a Eletrobras (AXIA Energia) e sua subsidiária integral Eletrobras CGT Eletrosul. Em 30.05.2025, com a conclusão da operação, a Copel GeT recebeu a totalidade da participação da AXIA Energia de 49% na UHE Mauá e de 49,9% na MSG, passando a deter participação integral destes ativos. Como contraprestação a Copel GeT transferiu para a AXIA Energia a integralidade da UHE Colíder (que teve seu valor justo calculado com base no valor justo dos ativos adquiridos), contraprestação contingente e recursos financeiros. A tabela abaixo demonstra o valor justo dos ativos adquiridos da AXIA Energia que equivale ao valor total da contraprestação paga pela Copel de modo que, portanto, não houve ágio ou compra vantajosa nesta combinação de negócios. Em maio de 2025 a Companhia reconheceu ganho de R$ 190.070 pelo efeito de mensuração a valor justo da participação existente antes da combinação de negócios na UHE Mauá e na MSG, registrado na rubrica de “Outras receitas (despesas), líquidas”. Este valor, somado aos demais efeitos da combinação de negócios, gerou um ganho líquido de R$ 141.661 no resultado operacional (R$ 93.496 no lucro líquido, após impostos). • UHE Baixo Iguaçu Em 21.02.2025, conforme Fato Relevante 01/25, a Copel GeT exerceu o direito de preferência para aquisição da totalidade das ações da Geração Céu Azul S.A. (Céu Azul), detentora de 70% do Consórcio Empreendedor Baixo Iguaçu - CEBI, que explora a UHE Baixo Iguaçu, pelo equity value de R$ 984.000. O compromisso de aquisição foi contratado por adesão ao Contrato de Compra e Venda de Ações e Outras Avenças (CCVA 1) que já havia sido negociado entre Neoenergia, antiga proprietária da Céu Azul, e o potencial comprador original desta participação. Após o exercício do direito de preferência, na mesma data a Copel GeT celebrou Contrato de Compra e Venda de Ações e Outras Avenças junto à DK Holding Investments, S.R.O. (CCVA 2), por meio do qual a Copel GeT se comprometeu a alienar à compradora: (i) a totalidade da referida participação acionária na Céu Azul, da qual a Copel GeT passou a ser titular no fechamento da operação prevista no CCVA 1, e (ii) sua participação minoritária de 30% no CEBI, pelo equity value de R$ 570.000. Em 30.06.2025, conforme Fato Relevante 05/25, após cumpridas todas as condições precedentes, Copel GeT e Neoenergia concluíram a operação acordada no CCVA 1, de modo que a Copel GeT passou a deter a totalidade das ações do capital social da Céu Azul pelo valor de R$ 1.060.804. Deste modo, a Copel GeT pode prosseguir com o fechamento do CCVA 2 junto à ENERGO-PRO PARTICIPAÇÕES S.A., sucessora da DK Holding Investments, S.R.O. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.4 Efeitos relevantes nas demonstrações financeiras Em 22.10.2025, conforme Fato Relevante 10/25, após o cumprimento de todas as condições precedentes e a obtenção das aprovações pelos órgãos competentes, a Copel GeT concluiu a operação de desinvestimento na UHE Baixo Iguaçu. O equity value da operação totalizou R$ 1.683.334, dos quais R$ 155.400 foram adiantados em fevereiro de 2025, R$ 1.517.934 foram creditados na data do fechamento e os R$ 10.000 restantes foram quitados em 30.12.2025. O ganho decorrente desse desinvestimento foi de R$ 143.409, registrado no quarto trimestre na rubrica de outras receitas, custos e despesas líquidos. Nesta data de conclusão da operação a Copel GeT transferiu para a adquirente a titularidade das ações da Céu Azul bem como a sua participação de 30% no CEBI. • Empreendimentos fotovoltaicos Em 14.08.2025, o Conselho de Administração da Copel Serviços aprovou o início da fase vinculante para o potencial desinvestimento das usinas solares fotovoltaicas - UFVs registradas na Companhia. O projeto contemplava a venda das UFVs da Copel Serviços (Copel SER) em conjunto com a participação societária da Copel na controlada em conjunto Solar Paraná GD Participações S.A. (Solar Paraná). Em 31.10.2025 foi assinado o Contrato de Compra e Venda de Ações e Outras Avenças (CCVA) pelas vendedoras Copel, Copel Serviços e Sistechne Participações Societárias Ltda. (sociedade que detinha 51% da Solar Paraná) e pela compradora Usina Solar Thopen 89 SPE Ltda. no valor total de R$ 78.008 na data base de 31.12.2024. Em 12.12.2025, após o cumprimento das condições precedentes para esta operação, foi concluído o desinvestimento com a transferência para a adquirente das UFVs da Copel SER e da titularidade das ações que a Copel tinha na Solar Paraná. Nesta mesma data a Copel e a Copel SER receberam os montantes de R$ 5.354 e R$ 74.488, respectivamente. O resultado da operação foi negativo em R$ 13.052, registrado na rubrica de outras receitas, custos e despesas líquidos. (c) Eventos ou operações não usuais Os principais eventos e operações não usuais relevantes no exercício social encerrado em 31 de dezembro de 2025, foram: 1. Alienação de Ativos de Pequeno Porte, descruzamento de ativos com AXIA Energia, alienação da UHE Baixo Iguaçu e alienação de empreendimentos fotovoltaicos, já detalhados na letra “b” deste item 2.4 do Formulário de Referência; 2. Migração da Copel para o segmento do Novo Mercado da B3 Em 23.06.2025, o Conselho de Administração aprovou o início do processo de migração da Companhia para o Novo Mercado, segmento especial do mercado de ações da [B]³ para companhias com as mais elevadas práticas de governança corporativa. Em Assembleia Geral Extraordinária realizada em 22.08.2025 os acionistas da Companhia aprovaram a totalidade das matérias referentes ao processo de migração para o Novo Mercado. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.4 Efeitos relevantes nas demonstrações financeiras Em 04.11.2025 foi concluída a obtenção de anuências de todos os credores e em 17.11.2025 foi realizada assembleia especial de acionistas preferencialistas que aprovou a ratificação da conversão mandatória da totalidade das ações preferenciais na proporção de uma nova ação ordinária e uma nova ação preferencial (“PNC”) compulsoriamente resgatável. De 19.11 a 18.12.2025 decorreu o período para exercício do direito de recesso pelos acionistas titulares de ações preferenciais dissidentes. Para os acionistas que exerceram esse direito, a Companhia efetuou a recompra das ações. Em 22.12.2025 foi concluído o processo de migração para o Novo Mercado, ocasião em que as ações preferenciais então existentes foram extintas e, em sua substituição, foram emitidas 1 ação ordinária e 1 ação preferencial classe especial resgatável (“PNC”) para cada ação preferencial, não havendo, portanto, impacto no número total de ações da Companhia. Em 30.12.2025, a Companhia realizou o pagamento do prêmio de R$ 1.298.041 (R$ 1.273.727, líquido de tributos) aos acionistas que aderiram a migração. 3. Reconhecimento do ressarcimento do curtailment (Lei 15.269/2025) Em 25.11.2025 foi publicada a Lei nº 15.269/2025 que modernizou o marco regulatório do setor elétrico brasileiro e que dispõe, dentre outros dispositivos, que os titulares de usinas com outorga de geração de energia eólica ou solar fotovoltaica conectadas ao SIN passam a ter prerrogativa de celebrar termo de compromisso com o poder concedente, com vistas a compensar os custos decorrentes de cortes de geração (curtailment) relativos à indisponibilidade externa e ao atendimento a requisitos de confiabilidade elétrica da operação, no período compreendido entre 01.09.2023 e a data de publicação da nova lei, qual seja, 25.11.2025. Como contrapartida pela assinatura do termo de compromisso, os agentes signatários devem renunciar formalmente à eventuais ações judiciais em curso que tratem de compensações ligadas ao mesmo tema, garantindo ainda, às partes, a isenção do pagamento de honorários de sucumbência das referidas ações. Por fim, a nova lei disciplina que o pagamento das compensações pelo poder concedente será destinado primordialmente à quitação de eventuais ressarcimentos, passados ou futuros, devidos pelo agente e que ainda não tenham sido liquidados, no âmbito da CCEE. A Copel GeT está monitorando a regulamentação do novo dispositivo legal, em especial a Consulta Pública MME nº 210/2025, aberta em 31.12.2025 e com prazo limite para contribuições finalizado em 16.01.2026. Em dezembro de 2025, em Reunião de Diretoria da Copel GET, a Companhia deliberou pela adesão ao Termo de Compromisso pelas Sociedades de Propósito Específicos - SPEs eólicas sob controle da Copel GeT, renunciando à ação judicial, respeitadas as condições basilares do acordo previstas Lei 15.269/2025. Deste modo, com base nas premissas disponíveis, a Companhia apurou os valores do direito à compensação financeira de restrições de geração sofridas por indisponibilidade externa e por atendimento a requisitos de confiabilidade elétrica da operação ocorridas no período compreendido entre 01.09.2023 e 25.11.2025 e efetuou o registro do ganho de R$ 273.382 no resultado de 2025, dos quais R$ 170.125 foram registrados na receita operacional líquida, R$ 95.599 na rubrica de Outras receitas (despesas) operacionais, líquidas e R$ 7.658 na receita financeira. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.5 Medições não contábeis (a) informar o valor das medições não contábeis i. Ebit, Ebitda e Margem Ebitda O Ebit (sigla em inglês para LAJIR – Lucro antes dos Juros e Impostos sobre a Renda incluindo Contribuição Social sobre o Lucro Líquido) é uma medição que consiste no lucro líquido das operações continuadas ajustado pela despesa de imposto de renda e contribuição social corrente e diferida e pelo resultado financeiro líquido, conciliada com as demonstrações financeiras consolidadas da Companhia. O Ebitda (sigla em inglês para LAJIDA – Lucro antes dos Juros, Impostos sobre Renda incluindo Contribuição Social sobre o Lucro Líquido, Depreciação e Amortização) é uma medição não contábil que consiste no Ebit ajustado pelas despesas com depreciação e amortização, conciliada com as demonstrações financeiras consolidadas da Companhia. O Ebit e o Ebitda não são medidas reconhecidas pelas Práticas Contábeis Adotadas no Brasil nem pelas Normas Internacionais de Relatório Financeiro (“IFRS”), não possuem significado padrão e podem não ser comparáveis a medidas de títulos semelhantes divulgadas por outras companhias. Além disso, não devem ser considerados isoladamente ou como um substituto de lucro líquido ou lucro operacional, nem como um indicador de desempenho operacional ou fluxo de caixa ou para medir a liquidez ou a capacidade de pagamento da dívida. A Companhia utiliza o Ebit e o Ebitda como indicadores de performance para efeito gerencial. A tabela abaixo apresenta o Ebitda, o Ebit e a Margem Ebitda (calculada pela divisão do Ebitda pela Receita Operacional Líquida): Exercício social Exercício social (Reais Mil) 31.12.2025 31.12.2024 Ebitda Ebit + Depreciação e Amortização 6.526.897 5.529.726 Ebit Resultado das Atividades (incluindo resultado de equivalência patrimonial) 5.045.011 4.064.248 MARGEM Ebitda Ebitda/ROL 24,99% 24,41% Considerando que a Companhia é uma empresa integrada que atua em diversos segmentos, para uma melhor análise e acompanhamento do desempenho econômico operacional, a tabela abaixo apresenta o Ebitda por segmento de atuação da Companhia: Ebitda Geração Transmissão Distribuição Comercialização Gas Holding e Serviços Reclassificações operações descontinuadas Consolidado Exercício social 31.12.2025 2.875.049 979.300 2.790.176 54.722 — (172.350) — 6.526.897 Exercício social 31.12.2024 1.964.909 1.129.454 2.574.517 16.652 85.759 (183.003) (58.562) 5.529.726 Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.5 Medições não contábeis ii. Dívida Líquida Ajustada A Companhia também utiliza a Dívida Liquida Ajustada como medição não contábil, que equivale ao total da Dívida (empréstimos e financiamentos + debêntures) deduzidas as Disponibilidades (caixa e equivalentes de caixa somado aos títulos e valores mobiliários que representam garantias de contratos de dívidas). A Dívida Líquida Ajustada não é uma medida de desempenho financeiro, liquidez ou endividamento reconhecida pelas práticas contábeis adotadas no Brasil (BR GAAP) nem pelo IFRS, emitidas pelo IASB, e não possuem um significado padrão. Neste sentido, outras empresas podem calcular a Dívida Líquida de maneira diferente da utilizada pela Companhia. A tabela abaixo apresenta a Dívida Líquida Ajustada com os valores das demonstrações financeiras consolidadas: Exercício Exercício (Reais Mil) social social 31.12.2025 31.12.2024 Dívida Líquida Ajustada 16.276.517 13.157.422 iii. Ebitda Recorrente e Margem do Ebtida Recorrente O Ebtida Recorrente não é uma medida de desempenho financeiro elaborada segundo as práticas contábeis adotadas no Brasil, nem pelas normas do IFRS, emitidas pelo IASB, e tampouco devem ser considerados como alternativas ao lucro (ou prejuízo) líquido, indicadores do desempenho operacional, alternativas aos fluxos de caixa ou como indicadores de liquidez. O Ebitda Recorrente é calculado pela Companhia a partir do Ebitda contábil, sem considerar as despesas não desembolsáveis, o reflexo de caixa (depreciação e amortização), os eventos exclusivos e não recorrente que podem afetar as receitas ou despesas operacionais, a equivalência patrimonial e ajustado para considerar a receita regulatória das Transmissoras. A Margem do Ebitda Recorrente é calculada pela divisão do Ebitda Recorrente pela Receita Operacional Líquida. A tabela abaixo apresenta o Ebitda Recorrente e a Margem do Ebitda Recorrente para o período dos últimos doze meses findo em 31 de dezembro de 2025 e, para fins comparativos, em 31 de dezembro de 2024: Ebitda (R$ mil) Exercício social 31/12/2025 Exercício social 31/12/2024 Ebitda Recorrente 5.533,8 5.021,7 Receita Operacional Líquida 26.116.856 22.651.036 Margem Ebitda Ajustado 21,6 22,3 iv. Ebitda Ajustado para fins de covenants O EBITDA Ajustado para fins de covenants é uma medida não contábil utilizada para calcular a alavancagem e seu atendimento aos limites estabelecidos nos covenants previstos nas escrituras de emissão de debêntures da Companhia e suas controladas. A tabela abaixo apresenta o Ebitda Ajustado para fins de covenants para os exercícios sociais encerrados em 31 de dezembro de 2025 e, para fins comparativos, 2024: Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.5 Medições não contábeis Ebitda ajustado para fins de covenants R$ Mil Exercício Social 31/12/2025 Exercício Social 31/12/2024 Ebitda ajustado para fins de covenants 5.960.885 5.101.914 v. Dívida Líquida para fins de covenants e Índice de Alavancagem A Dívida Líquida para fins de covenants é uma medida não contábil calculada pela Companhia. Para atendimento dos covenants previstos nos instrumentos de dívida da Companhia e suas controladas, a Companhia utiliza a Dívida Líquida, ajustada pela exclusão dos Títulos e Valores Mobiliários, com exceção das garantias prestadas no âmbito dos referidos instrumentos de dívida. O índice de alavancagem da Companhia é calculado pela divisão da Dívida Líquida para fins de covenants pelo Ebitda Ajustado para fins de covenants. A tabela abaixo apresenta o índice de alavancagem da Companhia, calculado pela divisão da Dívida Líquida para fins de covenants pelo Ebitda Ajustado para fins de covenants, para os exercícios sociais encerrados em 31 de dezembro de 2025 e, para fins comparativos, 2024: Consolidado Exercício Social 31/12/2025 Exercício Social 31/12/2024 Dívida Líquida para fins de covenants 16.299.246 13.157.426 Ebitda ajustado para fins de covenants 5.960.885 5.101.914 Dívida Líquida para fins de covenants/Ebitda ajustado para fins de covenants 2,73 2,58 (b) fazer as conciliações entre os valores divulgados e os valores das demonstrações financeiras auditadas i. Ebit, Ebitda e Margem do Ebitda A tabela abaixo apresenta a conciliação do Ebit, do Ebitda e da Margem Ebitda com os valores das demonstrações financeiras consolidadas: Cálculo do Ebitda (lucro antes dos juros, impostos, depreciação e amortização) Exercício social 31.12.2025 Exercício social 31.12.2024 Lucro líquido do exercício 2.687.939 2.799.370 (-) Lucro líquido do exercício proveniente de operações descontinuadas (18.898) (491.571) Lucro líquido do exercício proveniente de operações em continuidade 2.669.041 2.307.799 (+) IRPJ e CSLL 577.618 599.435 (+) Despesas (receitas) financeiras líquidas 1.798.352 1.157.014 Ebit 5.045.011 4.064.248 (+) Depreciação e amortização 1.481.886 1.465.478 Ebitda 6.526.897 5.529.726 Receita Operacional Líquida - ROL 26.116.856 22.651.036 Margem Ebitda 24,99% 24,41% Para uma melhor compreensão do setor, em linha com as informações apresentadas no item anterior, a tabela a seguir apresenta a conciliação do Ebitda por segmento de atuação da Companhia: Geração R$ mil Exercício social 31.12.2025 Exercício social 31.12.2024 Lucro Líquido 1.382.794 474.102 (-) Lucro líquido do exercício proveniente de operações descontinuadas (18.898) (12.004) Imposto de Renda e Contribuição Social 258.833 197.338 Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.5 Medições não contábeis Resultado Financeiro 511.209 484.215 Ebit 2.133.938 1.143.651 Depreciação e Amortização 741.111 821.258 Ebitda 2.875.049 1.964.909 Transmissão R$ mil Exercício social 31.12.2025 Exercício social 31.12.2024 Lucro Líquido 473.709 807.352 Imposto de Renda e Contribuição Social 37.950 93.925 Resultado Financeiro 448.213 211.108 Ebit 959.872 1.112.385 Depreciação e Amortização 19.428 17.069 Ebitda 979.300 1.129.454 Distribuição R$ mil Exercício social 31.12.2025 Exercício social 31.12.2024 Lucro Líquido 1.072.507 1.134.022 Imposto de Renda e Contribuição Social 219.541 322.349 Resultado Financeiro 785.862 525.920 Ebit 2.077.910 1.982.291 Depreciação e Amortização 712.266 592.226 Ebitda 2.790.176 2.574.517 Comercialização R$ mil Exercício social 31.12.2025 Exercício social 31.12.2024 Lucro Líquido 67.642 44.084 Imposto de Renda e Contribuição Social 22.310 11.310 Resultado Financeiro (37.119) (40.488) Ebit 52.833 14.906 Depreciação e Amortização 1.889 1.746 Ebitda 54.722 16.652 Gas R$ mil Exercício social 31.12.2025 Exercício social 31.12.2024 Lucro Líquido — 30.705 Imposto de Renda e Contribuição Social — 17.301 Resultado Financeiro — 10.607 Ebit — 58.613 Depreciação e Amortização — 27.146 Ebitda — 85.759 Holding e Serviços Exercício social 31.12.2025 Exercício social 31.12.2024 Lucro Líquido (308.713) 309.105 (-) Lucro líquido do exercício proveniente de operações descontinuadas — (458.342) Imposto de Renda e Contribuição Social 38.984 (16.257) Resultado Financeiro 90.187 (23.542) Ebit (179.542) (189.036) Depreciação e Amortização 7.192 6.033 Ebitda (172.350) (183.003) Reclassificações operações descontinuadas Exercício social 31.12.2025 Exercício social 31.12.2024 Lucro Líquido — — (-) Lucro líquido do exercício proveniente de operações descontinuadas — (21.225) Imposto de Renda e Contribuição Social — (26.531) Resultado Financeiro — (10.806) Ebit — (58.562) Depreciação e Amortização — — Ebitda — (58.562) Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.5 Medições não contábeis ii. Dívida Líquida Ajustada A tabela abaixo apresenta a conciliação da Dívida Líquida com os valores das demonstrações financeiras consolidadas: (Reais Mil) Exercício social 31.12.2025 Exercício social 31.12.2024 Empréstimos e Financiamentos (circulante e não circulante) (a) 3.368.419 5.126.470 Debêntures (circulante e não circulante) 16.646.924 12.627.365 Dívida Bruta 20.015.343 17.753.835 (-) Caixa e equivalentes de caixa (3.130.363) (4.161.939) (-) Títulos e valores mobiliários - garantias de contratos de dívidas (608.463) (434.474) (-) Disponibilidades (3.738.826) (4.596.413) Dívida Líquida (Dívida Bruta - Disponibilidades) 16.276.517 13.157.422 (a) Contempla os saldos empréstimos e financiamentos que foram reclassificados para Passivos classificados como mantidos para venda iii. Ebitda Recorrente e Margem do Ebitda Recorrente A tabela abaixo apresenta a conciliação do Ebitda Recorrente para os exercícios sociais encerrados em 31 de dezembro de 2025 e, para fins comparativos, 2024, com o objetivo de torná-lo melhor comparável entre os períodos no sentido de apresentar o resultado recorrente da Companhia: Consolidado (R$ milhões) Exercício social 31/12/2025 Exercício social 31/12/2024 Ebtida 6.526,9 5.529,7 (-/+) Valor justo da compra e venda de energia (18,6) 36,6 (-/+) Provisão/Reversão indenização PDV 21,5 18,3 (-/+) Alienação de ativos (477,3) (264,4) (-/+) Ressarcimento Curtailment (265,7) 58,6 Ajustes não recorrentes (740,1) (150,9) (-/+) Equivalência Patrimonial (240,0) (281,2) (-/+) VNR (161,2) (82,4) (-/+) Diferença Receita Transmissão Societária/Regulatória 148,2 6,5 Ebitda Recorrente 5.533,8 5.021,7 Receita Operacional Líquida 26.116.856 22.651.036 Margem Ebitda Recorrente 21,6% 22,3% * PDV: Programa de Demissão Voluntária VNR: Valor Novo de Reposição (ajuste a valor presente do ativo indenizável da Copel Distribuição) iv. Ebitda Ajustado para fins de covenants A tabela abaixo apresenta a conciliação do Ebitda Ajustado para fins de covenants para os exercícios sociais encerrados em 31 de dezembro de 2025 e, para fins comparativos, 2024, com o objetivo de adequá-lo aos termos e condições previstos nas escrituras de emissão de debêntures da Companhia e suas controladas: Ebitda ajustado para fins de covenants R$ Mil Exercício social 31/12/2025 Exercício social 31/12/2024 Ebitda 6.526.897 5.529.726 (+/-) Perdas (lucros) resultantes de equiv. patrimonial (239.997) (281.202) Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.5 Medições não contábeis (+/-) Outras Receitas/Despesas extraordinárias, não recorrentes, não operacionais e efeitos não caixa (326.015) (146.619) Ebitda Ajustado para fins de covenant 5.960.885 5.101.914 v. Dívida Líquida para fins de covenants e Índice de Alavancagem A tabela abaixo apresenta a conciliação da Dívida Líquida para fins de covenants em 31 de dezembro de 2025 e, para fins comparativos, 2024: Consolidado (R$ Mil) 31/12/2025 31/12/2024 Empréstimos e Financiamentos1 3.391.953 5.126.471 Debêntures2 16.646.924 12.627.365 (-) Caixa e Equivalentes de Caixa3 (3.130.363) (4.161.936) (-) Títulos e Valores Mobiliários (circulante)4 (895) (95) (-) Titulos e Val. Mobiliarios - Disponiveis para Venda e mantidos para Negociação (não circulante)5 (608.373) (434.378) Dívida Líquida para fins de Covenants 16.299.246 13.157.426 1 Recursos financeiros obtidos de capital de terceiros. 2 Recursos financeiros obtidos de capital de terceiros a partir de emissão de debêntures da Companhia. 3 Numerários em espécie, depósitos bancários à vista e aplicações financeiras de curto prazo com alta liquidez, que possam ser resgatadas no prazo de até 90 dias da data de contratação. Essas aplicações financeiras estão demonstradas ao custo, acrescido dos rendimentos líquidos de imposto de renda auferidos até a data de encerramento do período e com risco insignificante de mudança de valor. 4 Títulos e valores mobiliários que rendem taxas de juros variáveis e com prazo de até 12 meses. 5 Títulos e valores mobiliários que rendem taxas de juros variáveis e com prazo superior a 12 meses, vinculados a empréstimos e financiamentos (c) explicar o motivo pelo qual entende que tal medição é mais apropriada para a correta compreensão da sua condição financeira e do resultado de suas operações A Companhia divulga o Ebit e o Ebitda observando as disposições da Resolução CVM 156. O Ebit é utilizado pela Administração para analisar o lucro operacional, ou entender a capacidade da Companhia em gerar lucros a partir de suas operações, excluindo fatores externos, como pagamento de juros e impostos. O Ebitda é utilizado pela Administração para medir o desempenho econômico operacional e a capacidade de satisfazer as obrigações e levantar recursos para investimentos e capital de giro, pois representa o potencial de fluxo de caixa operacional da Companhia. A Margem Ebitda é utilizada pela Administração para medir a capacidade da Companhia de transformar a receita líquida em fluxo de caixa operacional potencial. O Ebitda Recorrente é utilizado pela Companhia para avaliar a capacidade operacional em gerar caixa, sem considerar as despesas não desembolsáveis e sem reflexo de caixa (depreciação e amortização), o resultado financeiro, os efeitos dos tributos e os eventos exclusivos que podem afetar as receitas ou despesas operacionais. O Ebitda Ajustado para fins de covenants é uma medida não contábil utilizada para calcular a alavancagem e seu atendimento aos limites estabelecidos nos covenants previstos nas escrituras de emissão de debêntures da Companhia e suas controladas. A Companhia entende que a medição da Dívida Líquida é a melhor forma de quantificar a dimensão de sua dívida na medida em que subtrai da Dívida o total de caixa, equivalentes de caixa e aplicações financeiras restritas. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.5 Medições não contábeis A Dívida Líquida para fins de covenants é uma medida não contábil utilizada pela Administração para atendimento dos covenants previstos nos instrumentos de dívida da Companhia e suas controladas. O Índice de Alavancagem é calculado pela divisão da Dívida Líquida para fins de covenants pelo Ebitda Ajustado para fins de covenants, e serve como parâmetro de cálculo para fins da distribuição de dividendos da Companhia e para calcular a alavancagem da Companhia e seu atendimento aos limites estabelecidos nos covenants previstos nas escrituras de emissão de debêntures da Companhia e suas controladas. As medidas não contábeis divulgadas no Formulário de Referência representam informações adicionais às demonstrações financeiras consolidadas da Companhia, e não devem ser utilizados em substituição aos resultados reais, aos fluxos de caixa ou a posição patrimonial e financeira da Companhia. Estes indicadores não compreendem medidas reconhecidas pelas práticas contábeis adotadas no Brasil nem pelas IFRS, não possuem um significado padrão e podem não ser comparáveis a medidas com títulos semelhantes apresentados por outras companhias. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.6 Eventos subsequentes às demonstrações financeiras • Emissão de debêntures e nota comercial Em 27.01.2026, a Copel GeT efetuou a 11ª emissão de debêntures simples, não conversíveis em ações, com garantia adicional fidejussória, em série única no montante de R$ 1.200.000, para investimentos ou reembolso de investimentos, conforme detalhamento constante na Escritura de Emissão. A remuneração corresponde à variação do IPCA + 7,1841% a.a., com prazo de vencimento de 12 anos. A Copel GeT efetuou contratos de swap de taxa de juros para esta emissão de debêntures de modo que o saldo do passivo referente à esta série passou a ter remuneração atrelada à variação de DI. Em 19.01.2026, a Copel DIS efetuou a 1ª emissão de notas comerciais escriturais, em série única no montante de R$ 550.000, para reforço de caixa conforme detalhamento constante no Termo de Emissão. A remuneração corresponde à variação do DI + 0,30% a.a., com prazo de vencimento de 45 dias. Em 29.01.2026 a Copel DIS efetuou a quitação antecipada desta emissão. Em 27.01.2026, a Copel DIS efetuou 11ª emissão de debêntures simples, não conversíveis em ações, com garantia adicional fidejussória, em série única no montante de R$ R$ 2.000.000, para investimentos ou reembolso de investimentos em melhoria, renovação, reforço ou ampliação de ativos de distribuição de energia elétrica, conforme detalhamento constante na Escritura de Emissão. A remuneração corresponde à variação do IPCA + 7,1841% a.a., com prazo de vencimento de 12 anos. A Copel DIS efetuou contratos de swap de taxa de juros para esta emissão de debêntures de modo que o saldo do passivo referente à esta série passou a ter remuneração atrelada à variação de DI. • Repactuação do Uso do Bem Público - Elejor Em 24.02.2026, a Diretoria da Aneel aprovou, por unanimidade, o encerramento da Consulta Pública nº 45/2025, a minuta do termo aditivo ao contrato de concessão e os valores de Uso do Bem Público - UBP a serem repactuados de modo que para a Elejor, controlada da Copel, o valor a ser pago pela repactuação totaliza R$ 420.631. O cálculo considerou apenas o prazo original da concessão, com taxa de desconto líquida de 7,31%. Após a manifestação formal de adesão à repactuação, caberá ao concessionário assinar o termo aditivo ao contrato de concessão, no prazo máximo de 20 dias, contados de sua convocação e à CCEE a cobrança dos valores, descontados de eventuais pagamentos mensais de UBP já realizados pelos agentes após a data de referência, os quais deverão ser pagos no prazo máximo de 30 dias contados da assinatura do termo aditivo, mediante pagamento direto à CDE. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.7 Destinação de resultados Descrição 2025 a. Regras sobre retenção de lucros Conforme disposto no estatuto da Companha, ao fim de cada exercício social, a Diretoria elabora as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras: (i) do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda; (ii) do lucro do exercício, 5% serão aplicados na constituição de reserva legal, que não excederá 20% do capital social; (iii) a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e (iv) outras reservas poderão ser constituídas pela Companhia, na forma e limites legais. a.i. Valores das retenções de lucros Reserva legal: R$ 134.430.670,14 Reserva de retenção de lucros: R$ 1.496.820.064,63 a.ii. Percentuais em relação aos lucros totais declarados Reserva legal: 5% Reserva de retenção de lucros: 55,7% b. Regras sobre distribuição de dividendos. Nos termos do Estatuto Social da Companhia, os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio (“JCP”), que não poderão ser inferiores a 25% do lucro líquido ajustado de acordo com a Lei das S.A. Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a Política de Dividendos da Companhia (“Política de Dividendos”) e sem prejuízo da posterior ratificação da Assembleia Geral. Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável. O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia. Os lucros que deixarem de ser distribuídos serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia. Quando da distribuição de juros sobre capital próprio, o percentual de 25% de dividendo mínimo obrigatório será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável. Abaixo seguem as diretrizes para distribuição de dividendos definidas na Política de Dividendos da Copel: 1. A Assembleia Geral da Companhia deliberará sobre a destinação do lucro líquido do exercício, se existente, e a distribuição de Dividendos/JCP, de acordo com a proposta apresentada pelos órgãos da administração da Companhia, a qual deverá ser elaborada nos termos da legislação e normas relacionadas, sempre observando os seguintes parâmetros: a) Dividendo Obrigatório; b) Índice de Alavancagem Financeira (Dívida Líquida/EBITDA); c) Fluxo de Caixa Disponível (Caixa gerado pelas atividades Operacionais, deduzido do caixa líquido utilizado pelas atividades de investimento) e; Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.7 Destinação de resultados d) No mínimo dois eventos de pagamentos anuais. 2. A decisão de distribuição de Dividendos/JCP, além dos resultados e condições financeiras da Companhia, também deverá considerar perspectivas futuras dos mercados de atuação, estratégias de investimento, covenants financeiros e outros fatores considerados relevantes. 3. Terão direito ao recebimento de Dividendos/JCP os acionistas que estiverem inscritos como proprietários ou usufrutuários da ação na data definida no ato de declaração dos Dividendos/JCP, nos termos do item 1.13 (Critérios para Definição da “Data com Dividendos/JCP”) da Política de Dividendos. 4. No dia seguinte à data de direito definida no ato de declaração dos Dividendos/JCP, a ação será considerada ex-Dividendos/JCP, observados os procedimentos operacionais da central depositária de ativos na qual as ações da Companhia estejam depositadas. 5. Em caso de distribuição de JCP, apenas o montante líquido dos tributos será considerado para fins do cálculo do Dividendo Obrigatório. 6. A distribuição de proventos aos acionistas da Copel poderá ocorrer também na forma de bonificação em ações, sendo que, nesse caso deverá ser distribuída proporcionalmente ao número de ações que o acionista possui, de acordo com cada espécie de ação. 7. Os Dividendos/JCP serão prescritos no prazo de 3 anos contados da data em que foram colocados à disposição do acionista, conforme artigo 287 da Lei das Sociedades por Ações. Parâmetros para Distribuição de Dividendos Regulares O cálculo dos Dividendos Regulares será baseado no Lucro Líquido Ajustado, nos termos da Lei das Sociedades por Ações, de acordo com parâmetros financeiros definidos no final de cada exercício social, conforme o seguinte critério: a) Mínimo de 75% do Lucro Líquido; b) Índice de Alavancagem Financeira abaixo de 2,8x mensurado pela relação Dívida Líquida/Ebitda, considerando faixa de tolerância de 0,3x para mais (3,1x) ou para menos (2,5x) e convergência em até 24 meses para o centro da faixa. Com o objetivo de preservar a capacidade de investimentos sustentáveis da Companhia, os valores calculados acima, exceto o dividendo mínimo obrigatório, estarão limitados ao valor do Fluxo de Caixa Disponível do mesmo exercício social, equivalente ao caixa gerado pelas atividades operacionais, deduzido do caixa líquido utilizado pelas atividades de investimento. c. Periodicidade das distribuições de dividendo Como regra geral, os acionistas da Companhia terão direito de receber dividendos anualmente, conforme deliberado pela Assembleia Geral. Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral. d. Eventuais restrições à distribuição de dividendos impostas por legislação ou por regulamentação especial aplicável à Companhia, por contratos, decisões judiciais, administrativas ou arbitrais Existem restrições nos financiamentos e nas debêntures pertinentes a distribuição de dividendos, quando inadimplentes as obrigações contidas nestes instrumentos. Da mesma forma, existem restrições normativas setoriais a distribuição, quando determinados indicadores não são cumpridos. e. Se o emissor possui uma política de destinação de resultados formalmente aprovada, informando órgão A Companhia possui uma Política de Dividendos, que tem como finalidade estabelecer as diretrizes para a distribuição de proventos por meio de dividendos e/ou juros sobre capital próprio aos acionistas da Companhia, a qual foi aprovada pelo Conselho de Administração em 08.05.2025 e encontra-se disponível no website de Relações com Investidores da Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.7 Destinação de resultados responsável pela aprovação, data de aprovação e, caso o emissor divulgue a política, locais da rede mundial de computadores onde o documento pode ser consultado. Companhia (ri.copel.com) e no site da CVM (https://www.gov.br/cvm/pt-br). A Companhia esclarece ainda que a Política de Dividendos deve ser interpretada em conformidade com a legislação e regulamentação aplicáveis e o disposto no Estatuto Social da Companhia, especialmente considerando que a unificação da base acionária ocorrida em 2025. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.8 Itens relevantes não evidenciados (a) os ativos e passivos detidos pelo emissor, direta ou indiretamente, que não aparecem no seu balanço patrimonial (off-balance sheet items), tais como: (i) carteiras de recebíveis baixadas sobre as quais a entidade não tenha retido nem transferido substancialmente os riscos e benefícios da propriedade do ativo transferido, indicando respectivos passivos Não há carteiras de recebíveis baixadas sobre as quais a Companhia não tenha retido nem transferido substancialmente os riscos e benefícios da propriedade do ativo transferido não evidenciadas nos balanços patrimoniais da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025. (ii) contratos de futura compra e venda de produtos ou serviços A Companhia possui compromissos firmados em contratos de compra, venda e transporte de energia, conforme informado nas notas explicativas nº(s) 32.2.10 e 34 das demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025. Tais compromissos relacionados a contratos de longo prazo ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025. (iii) contratos de construção não terminada A Companhia possui compromissos firmados para aquisição de ativos para obras no segmento de geração, transmissão e distribuição de energia elétrica, conforme informado na nota explicativa nº 34 das demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025. Tais compromissos relacionados a contratos de longo prazo ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025. (iv) contratos de recebimentos futuros de financiamentos Não há contratos de recebimentos futuros de financiamentos não evidenciados nos balanços patrimoniais da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025. (b) outros itens não evidenciados nas demonstrações financeiras Não há outros itens não evidenciados nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.9 Comentários sobre itens não evidenciados (a) como tais itens alteram ou poderão vir a alterar as receitas, as despesas, o resultado operacional, as despesas financeiras ou outros itens das demonstrações financeiras da Companhia Conforme informado no item 2.8 deste Formulário de Referência, a Companhia possui compromissos relacionados a contratos de longo prazo que ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025. Em razão de tais compromissos, o resultado operacional da Companhia será impactado pelo registro de receita de venda de energia e dos custos de compra e transporte de energia, quando tais receitas e custos forem efetivamente realizados em cumprimento aos referidos contratos. Para as obras do segmento de geração, transmissão e distribuição, o impacto mais relevante deve ocorrer no ativo de contrato e ativo imobilizado, na medida em que as aquisições de ativo sejam efetivamente realizadas e, posteriormente, no resultado, em decorrência da depreciação e amortização do ativo. (b) natureza e propósito da operação Os contratos de compra, venda e transporte de energia são firmados para atendimento às demandas da operação da Companhia nos segmentos de geração, distribuição e comercialização de energia elétrica. Os contratos de aquisição de ativos são firmados para atendimento às demandas de investimentos nos segmentos de geração, transmissão e distribuição de energia elétrica. (c) natureza e montante das obrigações assumidas e dos direitos gerados em favor do emissor em decorrência da operação O quadro abaixo apresenta o montante das obrigações assumidas que não estão evidenciadas nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2025 pelos motivos já expostos anteriormente: Em R$ mil 31.12.2025 Contratos de compra e transporte de energia 101.301 Aquisição de ativo para obras de distribuição de energia elétrica 1.049.915 Reforços e melhorias nas instalações de transmissão 259.213 Modernização da UHE GPS 209.734 Aquisição de ativo imobilizado e melhoria nas usinas eólicas 1.830 Adicionalmente, em 31 de dezembro de 2025 a Companhia também possui contratos de venda de energia elétrica que totalizam R$ 5.285.802 mil em valores nocionais. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios (a) Investimentos, incluindo: (i) descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos Geração: No segmento de geração de energia elétrica, destacam-se: • Modernização da Usina Hidrelétrica Governador Bento Munhoz da Rocha Netto (GBM): a UHE GBM consiste em um aproveitamento hidrelétrico construído entre os municípios de Bituruna e Pinhão, no rio Iguaçu, no Estado do Paraná. Embora contendo em sua fase inicial 4 (quatro) unidades geradoras de 419 MW cada uma, a Casa de Força da UHE GBM foi originalmente construída com espaço físico para a instalação de 06 (seis) unidades. Em função de estudos técnico-econômicos da época, foi definida a instalação inicial de apenas 4 (quatro) unidades, totalizando 1.676 MW, porém todas as obras civis, incluindo tomada d’água, conduto forçado e tubo de sucção, foram construídos prevendo a instalação das 6 (seis) unidades. Em 2025 a GET lançou Edital no mercado referente a modernização de todos os serviços auxiliares eletromecânicos e hidromecânicos da usina prevendo o fornecimento dos equipamentos, materiais e serviços, elaboração de projetos, fornecimento, descomissionamento, desmontagem e montagem de equipamentos e sistemas eletromecânicos e comissionamento, além das obras civis necessárias para a Modernização. O orçamento previsto é de 300 milhões, sendo que a modernização deve iniciar em 2026 e deve durar 36 meses. • Modernização da UHE Governado Pedro Viriato de Souza (UHE GPS): localizada em Antonina, com seu reservatório, do Capivari, situado em Campina Grande do Sul. O Contrato para modernização foi assinado em 30 de setembro de 2024 com as empresas ANDRITZ HYDRO LTDA. E ANDRITZ CONSTRUÇÕES E MONTAGENS LTDA., no valor de R$ 244,8 milhões. O objeto é a modernização das 4 Unidades Geradoras (UGs), Pontes Rolantes, componentes da Tomada D’água e Barragem, modernização de um Grupo Auxiliar Unidade Geradora 800kVA, proteção, automação, implantação do Sistema de Monitoramento de Vibração, Reguladores Hidráulicos de Velocidade, Reguladores Eletrônicos de Velocidade, Reguladores Eletrônicos de Tensão, Bicos Injetores, Geradores e Alteração do Sistema de Resfriamento das UG's. Em 2025 foram investidos R$ 21.165.810,58, principalmente nas atividades de projeto e modernização das Pontes Rolantes. • Programa MIR (Melhorias de Instalações no Rio Grande do Norte): englobou sete projetos nas SPEs localizadas no Rio Grande do Norte, com CAPEX planejado de R$ 68,5 milhões. As melhorias visavam atender às condições de operação dos parques existentes e cumprimento a determinações a órgãos reguladores como IPHAN, DNIT e ONS. Todos foram concluídos com sucesso em 2025. Destaque para os projetos de implantação do aerogerador MingYang MySE6.25-172 (fornecido por empresa chinesa – o primeiro aerogerador da empresa a ser instalado nas Américas) no Complexo Eólico Brisa Potiguar e implantação de Filtros Harmônicos na Subestação Cutia. A implantação do aerogerador envolveu 5 contratações (fornecimento aerogerador, BoP civil, RMT, desembaraço aduaneiro e adequações no sistema SCADA), estando o aerogerador liberado para operação comercial em 10/09/2025 (mediante despacho da Aneel). O investimento nesta implantação em 2025 foi de 32,4 milhões. Quanto aos Filtros Harmônicos, a operação iniciou em 11/09/2025, com investimento total em 2025 de 6,75 milhões. Até dezembro/2025, o investimento total no MIR foi de R$ 66,2 milhões. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios Transmissão: Os destaques no segmento de transmissão de energia elétrica são as obras provenientes das resoluções autorizativas, com o objetivo de ampliar e melhorar as instalações existentes, tais como: • Resolução Autorizativa nº 12.638/2022: Implantação de reforços na subestação 230 kV Campo do Assobio, com investimento de cerca de R$ 65 milhões e RAP de aproximadamente R$ 9,7 milhões, com início da operação comercial em dezembro de 2025. • Resolução Autorizativa n.º 13.573/2023: seccionamento da linha de transmissão 230 kV Cascavel – Salto Osório C1 na subestação Foz do Chopim, com a implantação trecho de circuito duplo entre o ponto de seccionamento e a subestação Foz do Chopim e dois módulos de entrada de linha na subestação Foz do Chopim, com investimento total de cerca de R$ 25,5 milhões e RAP de aproximadamente R$ 4,0 milhões, com início da operação comercial em outubro de 2025. • Resolução Autorizativa n.º 14.531/2023: melhorias de grande porte (substituição de transformadores e reatores) nas subestações Maringá, Cascavel, Campo Comprido, Figueira, Londrina COT, Ponta Grossa Sul e Uberaba, com investimento total de cerca de R$ 135,5 milhões e RAP de aproximadamente R$ 22,5 milhões, a partir da entrada em operação comercial dos empreendimentos, cujo prazo previsto pela Aneel é maio de 2026. • Resolução Autorizativa n.º 14.711/2023: implantação de reforços na subestação 230 kV Umuarama Sul, de concessão da Costa Oeste Transmissora de Energia S.A., subsidiária integral da Copel GeT, com investimento de cerca de R$ 33,9 milhões e RAP de aproximadamente R$ 4,5 milhões, com início da operação comercial em novembro de 2025. • Despacho nº 1.373/2024- SCE/ANEEL: implantação de reforços na subestação 230 kV Campo Mourão, com investimento de cerca de R$ 34,4 milhões e RAP de aproximadamente R$ 5,6 milhões, a partir da entrada em comercial, cujo prazo previsto pela Aneel é novembro/2026. • Despacho nº 3.014/2024-SCE/Aneel: implantação de reforços na subestação 230 kV Realeza Sul, com investimento de cerca de R$ 9,0 milhões e RAP de aproximadamente R$ 1,2 milhão, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é abril/2027. • Resolução Autorizativa nº 15.532/2024: implantação de reforços na subestação 525 kV Curitiba Leste, de concessão da Marumbi Transmissora de Energia S.A., subsidiária integral da Copel GeT, com investimento de cerca de R$ 47,1 milhões e RAP de aproximadamente R$ 6,4 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é abril/2027. • Despacho nº 61/2025-SCE/Aneel: implantação de reforços na subestação 230 kV Realeza Sul, com investimento autorizado de R$ 32,6 milhões e RAP autorizada de R$ 4,4 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é julho de 2027. • Resolução Autorizativa nº 15.817/2025: implantação de reforços na subestação 525 kV Bateias, com investimento autorizado de R$ 32,6 milhões e RAP autorizada de R$ 5,5 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é janeiro de 2028. • Despacho nº 1.172/2025-SCE/Aneel: implantação de reforços nas subestações 230 kV Guaíra e Distrito Industrial de São José dos Pinhais, com investimento autorizado de R$ 24,4 milhões e RAP autorizada de R$ 4,2 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é setembro de 2027. • Resolução Autorizativa nº 16.297/2025: implantação de reforços na subestação 500 kV Fernão Dias, sob concessão da Mata de Santa Genebra Transmissão S.A., com investimento autorizado de R$ 127,2 milhões e RAP autorizada de R$ 17,4 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é janeiro de 2029. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios • Despacho nº 3.352/2025-SCE/Aneel: seccionamento da LT 230 kV Cascavel – Medianeira Norte na SE Cascavel Oeste, com a implantação trecho de circuito duplo entre o ponto de seccionamento e a subestação Cascavel Oeste e dois módulos de entrada de linha na subestação Cascavel Oeste, com investimento autorizado de R$ 26,8 milhões e RAP autorizada de R$ 4,5 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é novembro de 2028. • Despacho nº 3.722/2025-SCE/Aneel: implantação de reforços na subestação 230 kV Pilarzinho, com investimento autorizado de R$ 26 milhões e RAP autorizada de R$ 4,3 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é julho de 2028. Distribuição: Os destaques no segmento de distribuição de energia elétrica são os investimentos destinados à expansão e modernização do sistema elétrico de distribuição, através da: (i) implantação de novas subestações, linhas de distribuição de alta tensão e linhas de distribuição de média e baixa tensão; (ii) aprimoramento do sistema de telemedição; e (iii) melhoria da qualidade de fornecimento de energia elétrica na área rural. • Linhas e Subestações Em 2025, foram conectadas subestações para reforçar o sistema elétrico de distribuição, melhorando a qualidade e aumentando a disponibilidade de energia aos consumidores. As obras de novas subestações e ampliações adicionaram aproximadamente 1.003 MVA ao sistema de distribuição concluídas no período adicionaram 3.863 km em linhas de distribuição e transmissão. Ao todo, em 2025 foram investidos aproximadamente R$ 1,2 bilhões nas obras de subestações e linhas de distribuição de alta tensão. • Programa Transformação O Programa Transformação constitui um amplo plano de investimento com o objetivo de modernizar, automatizar e renovar a rede de distribuição e rede de comunicação privada com tecnologias padronizadas para atendimento aos equipamentos de automação. Entre os benefícios esperados estão o reforço das redes rurais para reduzir desligamentos e garantir o suporte ao crescimento do agronegócio no Estado do Paraná, além da redução dos custos com serviços de operação e manutenção (O&M) e comerciais, e aprimoramento no controle dos indicadores de qualidade DEC e FEC. O programa é composto por projetos para manutenção e expansão do sistema elétrico na área de concessão da Copel Distribuição, abrangendo a construção de, aproximadamente, 25 mil km de novas redes, 15 mil novos pontos automatizados e a implementação da tecnologia de redes inteligentes no estado do Paraná. O investimento total desembolsado programa foi de R$ 4,34 bilhões, sendo que no ano de 2025 foi investidos R$ 1,25 bilhão no programa. • Redes elétricas inteligentes - REI O programa de redes elétricas inteligentes tem o objetivo de implantar uma rede de comunicação privada com tecnologia padronizada para atendimento de todos os equipamentos de automação da rede de distribuição e infraestrutura avançada de medição, e o uso de medidores de energia eletrônicos inteligentes. Desta forma, a rede permite uma comunicação bidirecional entre os consumidores e os sistemas de controle centralizados utilizados pela Copel Distribuição. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios O primeiro investimento com tecnologia de redes inteligentes nesse sentido foi concluído em 2018, como projeto piloto para validação da solução. A partir daí o projeto foi dividido nas Fases 1, 2 e 3 para levar, futuramente, a tecnologia a todos os municípios do Estado do Paraná. No total foram investidos R$ 898 milhões nesta obra, sendo que foram desembolsados até o final de 2025 R$ 380 milhões deste montante. Em 2025 foram instalados 909.739 medidores inteligentes de um total de 2.026.837, instalados desde o início do programa. • Paraná Trifásico O projeto Paraná Trifásico consistiu a melhoria e renovação das redes de distribuição rurais na área de concessão da Companhia, com implantação de rede trifásica e criação de redundância nos principais ramais rurais. Teve início em 2020 com o intuito de melhorar a qualidade de fornecimento, renovar os ativos e prover mais segurança aos empregados e à população., com a redução de desligamentos e a ampliação da capacidade de atendimento a propriedades rurais que demandam ligação trifásica. Adicionalmente, promoveu a renovação dos ativos de rede e o aumento da segurança operacional para empregados e para a população, gerando impactos positivos para a economia rural do Estado do Paraná. O programa foi concluído em 2025, com o atendimento a 395 municípios paranaenses e a construção de 25.062 km de redes. O investimento totalizou R$ 3,29 bilhões. • Projeto Confiabilidade Total Iniciado em 2020 o projeto visa assegurar a modernidade nas operações da rede de energia a partir das seguintes premissas: a) manter a comunicação plena entre as equipes e a disponibilidade de equipamentos na rede; b) implementar automação nos equipamentos especiais; c) manter a totalidade de município da concessão com subestação (SE) ou chave especial; e d) ampliar os circuitos de rede e equipamento Self Healing. Até o final de dezembro de 2023 o projeto concluiu 84,35% do cronograma previsto. O projeto foi concluido em 2024, atingindo 89,74% do cronograma previsto, com investimento total de R$ 451,4 milhões. Somente em 2024 o investimento foi de R$ 86,5 milhões. • Redes Compactas e Protegidas A Companhia vem implantando redes compactas predominantemente em áreas urbanas com elevado grau de arborização nas proximidades das redes de distribuição e redes protegidas exclusivamente em áreas rurais. As redes compactas evitam cortes e podas de árvores e melhoram a qualidade do fornecimento, pois reduzem o número de desligamentos. As redes protegidas também melhoram a qualidade e a confiabilidade do sistema, pois evitam interrupções por contato com a vegetação ou outros objetos e intempéries. Ao final de dezembro de 2025, a extensão das redes compactas e protegidas instaladas era de 36.782 km (32.544 km em dezembro de 2024), acréscimo de 4.238 km, 13,02%, em doze meses. • Rede Secundária Isolada A Copel Distribuição também investe em redes secundárias isoladas em baixa tensão (127/220V), que apresentam vantagens significativas em relação à rede aérea convencional, tais como: melhorar os indicadores de Duração Equivalente de Interrupção por Unidade Consumidora - DEC e de Frequência Equivalente de Interrupção por Unidade Consumidora – FEC; dificultar o roubo de energia; melhorar as condições do meio ambiente; reduzir as áreas de podas; aumentar a segurança; reduzir a queda de tensão ao longo da rede; aumentar a vida útil dos transformadores pela redução do número de curtos-circuitos na rede, entre outras. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios Ao final de dezembro de 2025, a extensão das redes de distribuição secundárias isoladas, instaladas, era de 24.724 km (23.686 km em dezembro de 2024), um acréscimo de 1.038 km, 4,38%, em doze meses. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios (ii) fontes de financiamento dos investimentos No exercício social encerrado em 31 de dezembro de 2025, as principais fontes de financiamento para capital de giro e para investimentos em ativos não circulantes da Companhia foram: (i) geração de caixa por meio de suas atividades; (ii) empréstimos e financiamentos de longo prazo; e (iii) captação no mercado de capitais, mediante emissões de títulos de dívida no mercado nacional. As tabelas abaixo apresentam o detalhamento dos contratos vigentes em 31 de dezembro de 2025(saldos em R$ mil). 1. Empréstimos e financiamentos Consolidado Banco Garantias (b) 31.12.2025 31.12.2024 Empresa Copel GET Itaú Unibanco S.A Fidejussória — 1.036.260 Banco do Brasil – Repasse BNDES Receita de comercialização de energia. 53.967 37.507 BNDES Receita de comercialização de energia; receita de serviços de transmissão de energia; cessão fiduciária de direitos creditórios. 473.225 1.107.639 527.192 2.181.406 Copel DIS Banco do Brasil (a) Fidejussória 751.783 751.522 Caixa Econômica Federal Receita própria; emissão de notas promissórias e duplicatas de venda mercantil. 1.916 3.831 753.699 755.353 Complexo Jandaíra Banco do Nordeste do Brasil Fiança bancária 165.043 178.407 Complexo Vilas Banco do Nordeste do Brasil Fiança bancária 486.430 505.155 Complexo Aventura Banco do Nordeste do Brasil Fiança bancária 299.014 313.777 Complexo SRMN Banco do Nordeste do Brasil Fiança bancária 516.798 531.766 Complexo Brisa BNDES Fiança da Copel; penhor de ações; cessão fiduciária de direitos creditórios e de receitas. 49.302 56.551 Complexo São Bento BNDES Penhor de ações; cessão fiduciária de recebíveis de venda de energia; cessão fiduciária de máquinas e equipamentos. 98.241 116.679 Cutia BNDES Cessão fiduciária de direitos creditórios; 100% das ações penhoradas. 477.502 497.199 Costa Oeste BNDES Cessão fiduciária de direitos creditórios; 100% das ações penhoradas. 6.612 8.657 Marumbi BNDES Cessão fiduciária de direitos creditórios; 100% das ações penhoradas. 9.551 11.972 Dívida bruta 3.389.384 5.156.922 (-) Custo de transação (220.962) (30.449) Dívida líquida 3.168.422 5.126.473 Circulante 220.104 1.308.433 Não Circulante 3.169.280 3.318.040 (a) Em dezembro de 2024 foi formalizado o aditivo da Cédula de Credito Bancário emitida pela Copel DIS em favor do Banco do Brasil, com definição da taxa de remuneração em CDI + 1,08% a.a. e com alteração do prazo de vencimento final para junho de 2028. (b) Para todos os contratos, exceto para o empréstimo do Banco do Brasil da Copel DIS, há garantia Fidejussória da Copel ou Copel GET. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios 2. Debêntures Consolidado Emissão Garantia (a) 31.12.2025 31.12.2024 Empresa Copel GeT 5ª Fidejussória – 82.619 6ª – 276.193 7ª 1.041.335 1.598.771 8ª 1.417.381 1.386.822 9ª 1.652.545 1.637.685 10ª 2.113.824 6.225.085 4.982.090 Copel DIS 5ª Fidejussória 472.350 678.738 6ª 641.868 1.620.153 7ª 1.264.553 1.397.531 8ª 402.824 1.206.460 9ª 2.377.775 2.306.827 10ª 3.178.399 8.337.769 7.209.709 Complexo Brisa 2ª Real e fidejussória e penhor de ações da Copel GeT 65.632 183.225 Copel Serviços 1ª Fidejussória 71.610 71.247 Cutia 1ª Real e fidejussória e penhor de ações da Copel GeT 316.081 327.685 MSG 2ª Fidejussória,Cessão Fiduciária de Direitos de Crédito,Penhor de Ações 185.535 MSG 3ª Fidejussória,Cessão Fiduciária de Direitos de Crédito,Penhor de Ações 1.647.526 2.149.142 Dívida bruta 16.849.238 12.773.956 (-) Custo de transação (218.289) (146.591) Dívida líquida 16.630.949 12.627.365 Circulante 1.850.540 2.025.109 Não Circulante 14.780.409 10.602.256 (a) A Copel é interveniente garantidora de todas as emissões apresentadas no quadro. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios (iii) desinvestimentos relevantes em andamento e desinvestimentos previstos • Desinvestimento em ativos de geração de pequeno porte Em 01 de abril de 2025, a Copel divulgou o Comunicado ao Mercado 06/25 comunicando que a Companhia realizou o closing parcial dos desinvestimentos dos ativos de pequeno porte, com o recebimento do valor de R$ 219,5 milhões (49,0% do total da transação), após cumpridas todas as condições precedentes relativas aos ativos envolvidos neste Fechamento. Os ativos que consolidam esta etapa de fechamento foram constituídos pela totalidade do Bloco 1 apresentado no Teaser, adicionado da UHE Guaricana, totalizando 60,4 MW de capacidade instalada. Em 30.04.2025, foi realizado o closing parcial da PCH Chaminé, de 18 MW de capacidade instalada, no montante de R$ 82,6 milhões. Com as operações, a Companhia concluiu 67,0% do desinvestimento total. Em 10 de julho de 2025, a Copel realizou o closing das PCHs Cavernoso I e II, de 20,3 MW de capacidade instalada, com o recebimento do valor de R$ 123,3 milhões (27,0% do total da transação), após cumpridas todas as condições precedentes relativas aos ativos envolvidos na operação. Com isso, a Companhia concluiu 100% do desinvestimento dos pequenos ativos que compõem a transação (Blocos 1 e 2), apresentados no teaser, e que correspondem a 98,7 MW de capacidade instalada. Estes desinvestimentos ocorreram após o cumprimento de todas as condições precedentes relacionadas aos ativos envolvidos em cada fechamento e nas datas de conclusão a Copel GeT transferiu a titularidade das ações das 12 SPEs para a adquirente. A conclusão do desinvestimento da UTE Figueira (Bloco 3) está condicionada à satisfação de condições precedentes, entre elas a extinção da concessão que está em avaliação pelo MME e o valor do desinvestimento será recebido conforme atendimento às condições precedentes usuais estabelecidas no Contrato de Compra e Venda de Ações - CCVA. O desinvestimento trará melhoria da eficiência operacional para o portfólio da Copel GeT e otimização da alocação de capital da Companhia, considerando que a estratégia da Copel se concentra em ativos de maior porte. Adicionalmente, possibilitará o reaproveitamento de profissionais em ativos mais relevantes, os quais já estão devidamente treinados e qualificados. • Desinvestimento UHE Baixo Iguaçu Em 2025, exercemos nosso direito de preferência para adquirir 70% da participação da Neoenergia na Usina Hidrelétrica de Baixo Iguaçu por meio da aquisição da Geração Céu Azul S.A., e posteriormente vendemos essa participação e a restante detida pela Copel Geração e Transmissão no ativo para a EnergoPro, Fatos Relevantes divulgados em 21 de fevereiro, 30 de junho e 22 de outubro de 2025, tendo a assinatura dos contratos ocorrido em fevereiro de 2025 e os fechamentos das operações em junho e outubro de 2025. O desinvestimento demonstra a agilidade da Companhia na estruturação e aproveitamento de boas oportunidades de negócio. • Desinvestimento Ativos de Geração Distribuída Em outubro de 2025 assinamos contrato de compra e venda para alienação de nossos ativos e participações em Geração Distribuída para a Thopen Energia, com assinatura em outubro e fechamento da operação em dezembro de 2025. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios • Fechamento da Operação de SWAP de Ativos com AXIA Energia (Eletrobras) Em maio de 2025 concluímos a transação de swap de ativos com a AXIA Energia (Eletrobras), onde adquirimos a totalidade da Usina Hidrelétrica de Mauá e da empresa de transmissão Mata de Santa Genebra, em troca da nossa usina hidrelétrica de Colíder e de um pagamento em dinheiro. (b) desde que já divulgada, indicar a aquisição de plantas, equipamentos, patentes ou outros ativos que devam influenciar materialmente a capacidade produtiva do emissor Geração: • Modernização da UHE Governador Ney Braga (UHE GNB): em 08 de outubro de 2025 foi assinado junto a EVSA Comércio e Serviços Industriais LTDA o contrato para Modernização dos Sistemas de Elevação da usina, no valor de aproximadamente R$ 30 milhões. Os equipamentos serão reformados e modernizados para subsidiar o plano de modernização futuro das unidades geradoras e equipamentos da usina, projeto com expectativa de término no início de 2029. Adicionalmente ao plano de modernização está em andamento negociações avançadas para a contratação do projeto nomeado como Modernização Fase 1, que contempla parcialmente as unidades geradoras, vertedouro e bombas de esgotamento e drenagem. • Modernização da UHE Governador José Richa (UHE GJR): os sistemas de elevação da usina são essenciais para garantia da disponibilidade e reparos das unidades geradoras. Sendo assim em 13/03/2025 foi assinado contrato com a Konecranes Demag Brasil Ltda com o objeto de modernização dos sistemas de comando, acionamento e alimentação elétrica de pontes e pórticos rolantes, no montante inicial de R$ 13,6 milhões, o prazo para conclusão do projeto é de 2 anos. • Modernização da Usina Hidrelétrica Governador Bento Munhoz da Rocha Netto (GBM): a UHE GBM consiste em um aproveitamento hidrelétrico construído entre os municípios de Bituruna e Pinhão, no rio Iguaçu, no Estado do Paraná. Embora contendo em sua fase inicial 4 (quatro) unidades geradoras de 419 MW cada uma, a Casa de Força da UHE GBM foi originalmente construída com espaço físico para a instalação de 06 (seis) unidades. Em função de estudos técnico-econômicos da época, foi definida a instalação inicial de apenas 4 (quatro) unidades, totalizando 1.676 MW, porém todas as obras civis, incluindo tomada d’água, conduto forçado e tubo de sucção, foram construídos prevendo a instalação das 6 (seis) unidades. Em 2025 a GET lançou Edital no mercado referente a modernização de todos os serviços auxiliares eletromecânicos e hidromecânicos da usina prevendo o fornecimento dos equipamentos, materiais e serviços, elaboração de projetos, fornecimento, descomissionamento, desmontagem e montagem de equipamentos e sistemas eletromecânicos e comissionamento, além das obras civis necessárias para a Modernização. O orçamento previsto é de 300 milhões, sendo que a modernização deve iniciar em 2026 e deve durar 36 meses. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios • Modernização da UHE Governador Pedro Viriato Parigot de Souza (GPS): localizada em Antonina, com seu reservatório, do Capivari, situado em Campina Grande do Sul. O Contrato para modernização foi assinado em 30 de setembro de 2024 com as empresas ANDRITZ HYDRO LTDA. E ANDRITZ CONSTRUÇÕES E MONTAGENS LTDA., no valor de R$ 244,8 milhões. O objeto é a modernização das 4 Unidades Geradoras (UGs), Pontes Rolantes, componentes da Tomada D’água e Barragem, Modernização do Grupo Auxiliar Unidade Geradora 800kVA, Proteção, Automação, Implantação do Sistema de Monitoramento de Vibração, Reguladores Hidráulicos de Velocidade, Reguladores Eletrônicos de Velocidade, Reguladores Eletrônicos de Tensão, Bicos Injetores, Geradores e Alteração do Sistema de Resfriamento das UG's. Em 2025 foram investidos R$ 21.165.810,58, principalmente nas atividades de projeto e modernização das Pontes Rolantes. • Programa MIR (Melhorias de Instalações no Rio Grande do Norte): englobou sete projetos nas SPEs localizadas no Rio Grande do Norte, com CAPEX planejado de R$ 68,5 milhões. As melhorias visavam atender às condições de operação dos parques existentes e cumprimento a determinações a órgãos reguladores como IPHAN, DNIT e ONS. Todos foram concluídos com sucesso em 2025. Destaque para os projetos de implantação do aerogerador MingYang MySE6.25-172 (fornecido por empresa chinesa – o primeiro aerogerador da empresa a ser instalado nas Américas) no Complexo Eólico Brisa Potiguar e implantação de Filtros Harmônicos na Subestação Cutia. A implantação do aerogerador envolveu 5 contratações (fornecimento aerogerador, BoP civil, RMT, desembaraço aduaneiro e adequações no sistema SCADA), estando o aerogerador liberado para operação comercial em 10/09/2025 (mediante despacho da Aneel). O investimento nesta implantação em 2025 foi de 32,4 milhões. Quanto aos Filtros Harmônicos, a operação iniciou em 11/09/2025, com investimento total em 2025 de 6,75 milhões. Até dezembro/2025, o investimento total no MIR foi de R$ 66,2 milhões. Distribuição: O segmento de distribuição traz como preceito o atendimento a uma área de concessão prédeterminada, o que acarreta o fato de que, salvo raras exceções em que uma distribuidora encampa uma nova área de concessão, a área de atuação permanece estanque por um longo período. Sendo assim, a expansão não ocorre por meio de aquisições de novas plantas ou equipamentos que ampliam geograficamente ou substancialmente sua produção, mas sim, de forma incremental e contínua dos ativos disponibilizados para prestação do serviço, em sua área de concessão. Nesta esteira, uma das formas de mensurar a ‘capacidade produtiva’ de uma distribuidora seria por meio de sua base de ativos (Base de Remuneração Regulatória - BRR). O programa de investimentos da Copel Distribuição alocou mais de R$ 10 bilhões entre 2021 e 2025 e prevê alocar outros R$ 1,9 bilhões este ano para melhoria contínua e excelência operacional. Tal volume de investimento ocorre em paralelo com a execução eficiente de um plano agressivo de melhoria operacional e redução de custos, resultando em aumento futuro da receita e da qualidade do serviço. (c) novos produtos e serviços, indicando: (i) descrição das pesquisas em andamento já divulgadas Conforme legislação, as concessionárias e permissionárias de geração, transmissão e distribuição de energia elétrica estão obrigadas a destinar anualmente o percentual de 1% de sua Receita Operacional Líquida - ROL para projetos de PDI e PEE. A Aneel regulamenta o Programa de Pesquisa, Desenvolvimento e Inovação do Setor Elétrico por meio dos PROPDI. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios Em 2025, a Copel Geração e Transmissão S.A. aplicou cerca de R$ 2,8 milhões na execução de projetos aderentes ao programa PDI, sendo 3 deles cooperados com outras empresas do SE, sendo a maioria com possibilidade de afetar diretamente a redução dos impactos nocivos ao meio ambiente relacionados às atividades da Companhia. Destaca-se que no ano de 2025 a Copel GeT obteve a soma de R$ 103.317,47 em royalties provenientes da comercialização do MEDCAP no mercado nacional, além de sua introdução no mercado americano com expressiva previsão de royalties para o próximo ano. O MEDCAP, de fabricação nacional, foi totalmente concebido no âmbito do programa de PDI da Companhia e tem como função diagnosticar bancos de capacitores em subestações de energia, garantindo a integridade dos módulos capacitivos sem a necessidade de desmontar o banco para ensaios. Sua aplicação nas atividades da Copel já vem otimizando significativamente o tempo trabalho e custos operacionais. Em 2025, a Copel GeT deu início a quatro novos projetos de PDI ANEEL objetivando o desenvolver tecnologias inovadoras com altos níveis de maturidade (TRL9) para serem incorporadas de forma a otimizar atividades e procedimentos em curto e médio prazos, bem como, disponibilizá-las comercialmente por meio de licenciamento, rendendo royalties para a Companhia. Abaixo seguem os principais projetos do programa de PDI: • PD-06491-0009/2023, TESTE RÁPIDO PARA ANALISAR METAIS PESADOS E MICROCISTINA EM RESERVATÓRIOS E MANANCIAIS, iniciado nos primeiros meses de 2025, com o objetivo de desenvolver e disponibilizar comercialmente um kit portátil de baixo custo para monitoramento e diagnóstico da qualidade de água de reservatórios e afluentes diretamente em campo, de forma rápida, eficiente, diferentemente das soluções convencionais disponíveis que dependem de contratação de serviços especializados e de alto custo; • PD-06491-0010/2025, TRATAMENTO REGULATÓRIO E MODELO DE NEGÓCIO PARA SISTEMAS DE ARMAZENAMENTO DE ENERGIA HIDRÁULICA SAEH, tem como objetivo desenvolver um modelo de negócio capaz de viabilizar a implantação de usinas reversíveis em circuitos fechado, semiaberto e aberto no sistema interligado nacional (SIN) proposição que, espera-se trazer subsídios para adequar a devida remuneração pelo investimento, hoje não regulamentada no Brasil; • PD-06491-0011/2024, LINHA DE PRODUÇÃO E INSERÇÃO DE MERCADO DA TECNOLOGIA SISTEMA DE SENSORIAMENTO DE BUCHAS CAPACITIVAS, que, dando sequência à Cadeia da Inovação ANEEL, tem o objetivo de entregar ao mercado um sistema inovador para diagnóstico em tempo real de transformadores de potência, prevenindo e evitando falhas catastróficas em sistemas de transmissão de energia; e • PD-06491-0012/2024, SISTEMA INTEGRADO DE MODELAGEM DA OPERAÇÃO E PREVISÃO DE PREÇO (SIMOPP), que é também fruto da evolução tecnológica obtida da execução de projetos de PDI anteriores. Tem como objetivo consolidar o conhecimento adquirido em um software que opere como ferramenta unificada para previsão de despachos ótimos onde, de forma inovadora, serão considerados aprimoramentos como desagregação das séries sintéticas do médio para o curto prazo, diversificação do número de patamares em ambos os prazos e consideração de montantes de energia provenientes das usinas não despacháveis. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios Em complementação, com a consolidação da totalidade das participações da Mata de Santa Genebra Transmissão S.A. em seu portfólio, a Copel GeT absorve e segue com a execução do projeto Aneel PD-08852-0001/2024, de título RUÍDOS EM SUBESTAÇÕES DE TRANSMISSÃO: MONITORAMENTO, QUALIFICAÇÃO E MODELAGEM COMPUTACIONAL, cujo objetivo é de obter medições em campo, mapear, qualificar e desenvolver um modelo matemático-computacional para predição da propagação sonora do ruído gerado pela subestação Fernão Dias, localizada no município de Atibaia-SP, permitindo a definição e aplicação de possíveis soluções acústicas para mitigar incômodos à população em suas proximidades. Estima-se, portanto, a disponibilização de pelo menos três novos produtos comercialmente inovadores para usufruto da Copel e do setor elétrico ao fim dos próximos dois anos, que permitirão melhorias nos processos de operação e manutenção, aumento da segurança e eficiência nos trabalhos de campo e geração de royalties, atrelados a possibilidade de redução/mitigação de impactos nocivos ao meio ambiente e aumento da garantia de bem-estar do consumidor. Já a Copel Distribuição investiu cerca de R$ 25,2 milhões distribuídos em categorias de projetos dentro do escopo da distribuição de energia elétrica, como qualidade e confiabilidade dos serviços, planejamento, segurança, operação, medição, entre outros, e R$ 88,5 milhões em 174 projetos de PEE. Adicionalmente, conforme a Lei nº 14.120/2021, foram destinados R$ 18,1 milhões à Conta de Desenvolvimento Energético (CDE), contribuindo para a modicidade tarifária. A seguir são elencados os principais projetos do programa de PDI: • Sensoriamento e Auditoria inteligente do ambiente de trabalho: O projeto apresenta uma solução de Inteligência Artificial com computação de borda que atua como um Guardião da Vida virtual nos trabalhos de construção, operação e manutenção de redes elétricas. A plataforma integra visão computacional, detecção de objetos e sensoriamento, analisando imagens provenientes de câmeras instaladas no local de trabalho ou nos próprios eletricistas para identificar, em tempo real, desvios operacionais e condições de risco com base nas Regras de Ouro da Copel. Além da atuação descentralizada em campo, o mesmo modelo é aplicado de forma centralizada em servidor para auditoria massiva de vídeos após as atividades, ampliando a cobertura e automatizando a gestão da segurança com mínima dependência humana. A solução também se integra ao Centro de Operação, permitindo comunicação direta, geração de alertas, registro seguro de evidências e análise de padrões para treinamento e melhoria contínua. A implementação do projeto eleva a segurança e a eficiência operacional, acelera a tomada de decisão e fortalece a cultura de prevenção, impactando positivamente trabalhadores, processos e sociedade; Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios • Plataforma de baixo custo para testes, pré certificação e homologação de dispositivos aderentes ao padrão Wi-SUN/FAN: Este projeto foi criado para garantir que os medidores inteligentes usados pela Copel funcionem bem juntos, mesmo quando são fabricados por empresas diferentes. Isso é importante porque a Copel está implantando uma grande rede elétrica inteligente no Paraná, que atendeu cerca de 1,5 milhão de residências e empresas na primeira fase. Para que essa rede funcione corretamente, os medidores precisam seguir um padrão de comunicação comum. Se isso não acontecer, pode haver problemas como falta de leitura à distância, necessidade de visitas presenciais e perda de benefícios como religação automática e controle do consumo pelo cliente. A solução desenvolvida é uma plataforma de testes de baixo custo, que permite verificar se os medidores estão dentro do padrão e se conseguem se comunicar entre si. Com isso, a Copel e seus fornecedores podem reduzir riscos, evitar custos desnecessários e garantir que a tecnologia seja confiável e expansível. Além de ajudar a Copel, essa plataforma pode ser usada por outras empresas e fabricantes, fortalecendo o uso de padrões abertos e promovendo a interoperabilidade no Brasil e no mundo. O projeto contribui para que a rede elétrica inteligente seja mais segura, eficiente e preparada para o futuro; e • Desenvolvimento de nova topologia de redes aéreas com cabo coberto com reforço estrutural para regiões rurais: A Copel está modernizando a rede elétrica rural por meio do programa Paraná Trifásico, que implantou 25 mil km de novas redes em todo o Estado. Somado à isso, o projeto de P&D teve como objetivo propor uma nova configuração de rede protegida, mais moderna, segura e eficiente. O projeto teve como escopo avaliar diferentes materiais e soluções para tornar a rede mais resistente e confiável, como cabos cobertos com reforço estrutural, cruzetas e isoladores mais modernos, além de dispositivos que protegem contra descargas elétricas. Também, estudar formas de facilitar a montagem e a manutenção, garantindo maior durabilidade e segurança para quem trabalha na rede. O resultado dessas melhorias é oferecer energia de melhor qualidade, reduzir interrupções e aumentar a proteção contra acidentes, beneficiando milhares de famílias e produtores rurais em todo o Paraná. Adicionalmente, em 2025 deu-se continuidade a implementação de obras de implantação do projeto de eficiência energética em escolas. Também, foram iniciados os projetos Trocou/Economizou, voltado ao subsídio à aquisição de refrigeradores por consumidores residenciais, o projeto de eficiência energética em hospitais universitários do Estado do Paraná e, o projeto de eficiência energética destinado a consumidores residenciais afetados por evento climático de 07.11.2025 no município de Rio Bonito do Iguaçu. (ii) montantes totais gastos pelo emissor em pesquisas para desenvolvimento de novos produtos ou serviços No exercício encerrado em 31 de dezembro de 2025, as controladas da Companhia realizaram investimentos importantes, observado que a Copel GeT aplicou aproximadamente R$ 2,8 milhões em projetos de PDI e a Copel Distribuição aplicou R$ 25,2 milhões em PDI e R$ 88,5 milhões em PEE. (iii) projetos em desenvolvimento já divulgados As informações referentes aos projetos em PDI da Companhia foram divulgadas no item (i) acima. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.10 Plano de Negócios (iv) montantes totais gastos pelo emissor no desenvolvimento de novos produtos ou serviços As informações referentes aos montantes totais gastos pela Companhia em PDI no desenvolvimento de novos produtos ou serviços foram divulgadas no item (ii) acima. (d) oportunidades inseridas no plano de negócios do emissor relacionadas a questões ASG Em 19 de agosto de 2022, o Conselho de Administração da Copel em sua 217ª Reunião Ordinária aprovou a visão estratégica de longo prazo da Companhia, horizonte 2030, aplicável à Holding e Unidades de Negócio, a qual permanece vigente nesta data. Um dos objetivos basilares da estratégia da Companhia é reforçar sua vocação ASG por meio de iniciativas como: (i) Portfólio de geração 100% de fontes renováveis, após a descarbonização integral, através do desinvestimento em fontes térmicas e expansão notadamente em energia eólica e solar. (ii) Acelerar posicionamento nas avenidas da transição energética, investindo em geração distribuída (a partir de fontes solares) e em soluções voltadas à eficiência energética e mobilidade elétrica em sua área de atuação. Por sua vez, a Companhia traduz sua estratégia de longo prazo em Planos Anuais. No Plano 2024, o qual permanece vigente nesta data, aprovado pelo Conselho de Administração em 13 de dezembro de 2023, na sua 245ª Reunião Ordinária, além de fortalecer o alinhamento com os Temas Materiais da Copel, foram deliberados os seguintes compromissos ASG: • Alcançar 100% de geração de energia a partir de fontes renováveis, desinvestindo nas duas termoelétricas que integravam o portfólio da Companhia. Importante reforçar que o desinvestimento na UEG Araucária foi totalmente concluído em 2024 e o Contrato de Compra e Venda da UTE Figueira foi assinado em dezembro de 2024, aguardando o cumprimento das condições precedentes para fechamento da operação. • Expandir o sistema de distribuição de energia da Copel com uso de redes elétricas inteligentes, mediante aplicação de tecnologias que automatizam o sistema, tornando-o mais eficiente, seguro e confiável, além de possibilitar ao cliente o controle do consumo de energia por meio de aplicativo. • Aumento da oferta de energia certificada como proveniente de fonte renovável (Certificado Internacional de Energia Renovável”, ou “I-REC”), em linha com o engajamento da Companhia na diminuição das emissões geradas pelo consumo de energia e seus impactos. • Emitir “títulos verdes” (Green Bonds) na captação de recursos para projetos da Companhia benéficos ao meio ambiente e ao clima. • Avançar com a eletrificação da frota de veículos leves da Copel, substituindo os veículos à combustão. Formulário de Referência - 2026 - CIA PARANAENSE DE ENERGIA - COPEL 2.11 Outros fatores que influenciaram de maneira relevante o desempenho operacional Publicidade e Patrocínio a) Critérios utilizados pela Copel para utilização de recursos com publicidade, patrocínios, parcerias e convênios: Além da comunicação institucional sobre os negócios e serviços da Companhia, sua utilidade pública e a prestação de contas da administração, as iniciativas de publicidade e patrocínio da Copel também observam o previsto na Resolução ANEEL nº 1000/2021, que estabelece que as concessionárias de prestação do serviço público de distribuição de energia elétrica devem desenvolver e implementar, em caráter rotineiro e de maneira eficaz, campanhas com vistas a: (i) informar ao consumidor, em particular e ao público em geral, sobre os cuidados especiais que a energia elétrica requer no seu uso; (ii) divulgar os direitos e deveres específicos do consumidor de energia elétrica; e (iii) orientar sobre o uso racional da energia elétrica. A Copel faz apoios financeiros a projetos, eventos e atividades de iniciativa de terceiros, de cunho cultural, socioambiental, esportivo, educacional, técnico-científico, inovação ou estratégico, mediante contrapartidas de divulgação que gerem (a) reconhecimento da atuação da Copel, (b) agreguem valor à sua marca, e (c) incrementem vendas e disseminem o seu nome, promovendo e ampliando o relacionamento junto aos públicos de interesse e colaborando para o cumprimento da sua função social, conforme previsto nas políticas internas. Os patrocínios seguem a Política de Patrocínios da Copel Holding e são aprovados por uma Comissão de Análise de Patrocínios, garantindo que os investimentos sejam feitos de forma estratégica e alinhada aos objetivos da companhia. Como empresa de capital aberto, buscamos apoiar iniciativas que reforcem nossos valores e diretrizes, promovendo impacto positivo na sociedade. Em 2024, apoiamos diversos projetos nas áreas social, educacional, cultural, esportiva e de inovação, contribuindo para o desenvolvimento sustentável e para a construção de um legado significativo nas comunidades onde atuamos. b) Valores gastos pela Copel com publicidade, patrocínios, parcerias e convênios: Abaixo encontram-se discriminados os investimentos realizados pela Companhia e suas controladas em publicidade, patrocínios, parcerias e convênios em 2025: Processo Holding DIS GeT COM SER Eólicas SPE Total Geral AERP-Associação das Emissoras de Rádio 1.507.676 9.213.807 3.025.429 13.746.912 Divulgação e Anúncio 766.235 512.244 512.244 152.909 10.786 308.588 97.070 2.195.953 Propaganda e Publicidade 5.378.383 564.058 218.414 1.192.927 133.208 7.486.991 Patrocínio: Divulgação da Marca COPEL 6.193.744 766.769 48.038 95 7.008.646 Talento Olímpico Paranaense-TOP 5.224.200 5.234.160 Total Geral 19.080.198 3.804.126 10.892.755 1.345.931 10.786 308.588 308.588 35.672.662 Anexo II 1 Proposta da Administração para 71ª AGO e 213ª AGE INFORMAÇÕES COMPLEMENTARES À PROPOSTA DA ADMINISTRAÇÃO PARA A DESTINAÇÃO DO LUCRO LÍQUIDO VERIFICADO NO EXERCÍCIO DE 2025, DE ACORDO COM O ANEXO A DA RESOLUÇÃO CVM 81/22. 1. Informar o lucro líquido do exercício: R$ 2.688.613.402,80 (dois bilhões, seiscentos e oitenta e oito milhões, seiscentos e treze mil, quatrocentos e dois reais e oitenta centavos). 2. Informar o montante global e o valor por ação dos dividendos, incluindo dividendos antecipados e juros sobre o capital próprio já declarados: Juros sobre Capital Próprio – JCP com base no resultado da Companhia apurado em 2025 no valor total bruto de R$ 1.100.000.000,00 (um bilhão e cem milhões de reais) deliberados na 264ª Reunião Extraordinária do Conselho de Administração de 18.11.2025 com pagamento realizado em 19.01.2026, totalizando R$ 0,37036160091 por ação ordinária – ON. Para referência, o montante total líquido de JCP aprovado em 18.11.2025 e imputado ao dividendo obrigatório correspondeu a R$ 996.973.795,90 (novecentos e noventa e seis milhões, novecentos e setenta e três mil, setecentos e noventa e cinco reais e noventa centavos.) Dividendos com base na reserva de retenção de lucros de exercícios anteriores não capitalizadas no montante total líquido de R$ 1.350.000.000,00 (um bilhão e trezentos e cinquenta milhões de reais) deliberados na 269ª Reunião Ordinária do Conselho de Administração de 10.12.2025, sob a vigência do regime tributário então vigente, e cujo pagamento ocorrerá em 30.06.2026, totalizando R$ 0,45453469202 por ação ordinária - ON. 3. Informar o percentual do lucro líquido do exercício distribuído: Considerando os valores já declarados, os valores distribuídos com base no resultado do exercício representam: 40,91% do lucro líquido do exercício 42,36% do lucro líquido ajustado conforme NE 27.6 Adicionando os valores de proventos distribuídos com base em lucro de exercícios anteriores, o percentual do lucro líquido é de: 91,13% do lucro líquido do exercício 94,35% do lucro líquido ajustado conforme NE 27.6 4. Informar o montante global e o valor por ação de dividendos distribuídos com base em lucro de exercícios anteriores: 2 Proposta da Administração para 71ª AGO e 213ª AGE Dividendos no valor de R$ 1.350.000.000,00 (um bilhão e trezentos e cinquenta milhões de reais) deliberados na 269ª Reunião Ordinária do Conselho de Administração de 10.12.2025, sob a vigência do regime tributário então vigente, e cujo pagamento ocorrerá em 30.06.2026, totalizando R$ 0,45453469202 por ação ordinária - ON. 5. Informar, deduzidos os dividendos antecipados e juros sobre capital próprio já declarados: a. O valor bruto de dividendo e juros sobre capital próprio, de forma segregada, por ação de cada espécie e classe. b. A forma e o prazo de pagamento dos dividendos e juros sobre capital próprio. c. Eventual incidência de atualização e juros sobre os dividendos e juros sobre capital próprio. d. Data da declaração de pagamento dos dividendos e juros sobre capital próprio considerada para identificação dos acionistas que terão direito ao seu recebimento. Não aplicável, visto que não há proposta de distribuição de dividendos e/ou juros sobre capital próprio adicionais aos já declarados anteriormente. 6. Caso tenha havido declaração de dividendos ou juros sobre capital próprio com base em lucros apurados em balanços semestrais ou em períodos menores: a. Informar o montante dos dividendos ou juros sobre capital próprio já declarados. Juros sobre Capital Próprio – JCP no valor total bruto de R$ 1.100.000.000,00 (um bilhão e cem milhões de reais) deliberados na 264ª Reunião Extraordinária do Conselho de Administração de 18.11.2025, totalizando R$ 0,37036160091 por ação ordinária – ON. Para referência, o montante total líquido de JCP aprovado em 18.11.2025 e imputado ao dividendo obrigatório correspondeu a R$ 996.973.795,90 (novecentos e noventa e seis milhões, novecentos e setenta e três mil, setecentos e noventa e cinco reais e noventa centavos) b. Informar a data dos respectivos pagamentos. Juros sobre Capital Próprio – JCP no valor de R$ 1.100.000.000,00 (um bilhão e cem milhões de reais) deliberados na 264ª Reunião Extraordinária do Conselho de Administração de 18.11.2025 com pagamento realizado em 19.01.2026. 7. Fornecer tabela comparativa indicando os seguintes valores por ação de cada espécie e classe: a. Lucro líquido do exercício e dos 3 (três) exercícios anteriores. b. Dividendo e juro sobre capital próprio distribuído nos 3 (três) exercícios anteriores. 3 Proposta da Administração para 71ª AGO e 213ª AGE 8. Havendo destinação de lucros à reserva legal: a. Identificar o montante destinado à reserva legal. Foi destinado à Reserva Legal o montante total de R$ 134.430.670,14 (cento e trinta e quatro milhões, quatrocentos e trinta mil, seiscentos e setenta reais e quatorze centavos). b. Detalhar a forma de cálculo da reserva legal. O montante destinado à Reserva Legal equivale a 5% do lucro líquido do exercício de 2025, conforme estabelecido no artigo 193 da Lei nº 6.404, de 15.12.1976 (“Lei das S.A.”) e no artigo 83, parágrafo 2º, inciso II, do Estatuto Social. 9. Caso a companhia possua ações preferenciais com direito a dividendos fixos ou mínimos: a. Descrever a forma de cálculos dos dividendos fixos ou mínimos. b. Informar se o lucro do exercício é suficiente para o pagamento integral dos dividendos fixos ou mínimos. c. Identificar se eventual parcela não paga é cumulativa. d. Identificar o valor global dos dividendos fixos ou mínimos a serem pagos a cada classe de ações preferenciais. e. Identificar os dividendos fixos ou mínimos a serem pagos por ação preferencial de cada classe. Não se aplica, pois, em decorrência da migração ao Novo Mercado, a partir de 22.12.2025, a Companhia passou a possuir exclusivamente ações ordinárias, negociadas sob o código CPLE3. 4 Proposta da Administração para 71ª AGO e 213ª AGE 10. Em relação ao dividendo obrigatório: a. Descrever a forma de cálculo prevista no estatuto. Nos termos do art. 84 do Estatuto Social da Companhia, seus acionistas têm direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não podem ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei das S.A.. b. Informar se ele está sendo pago integralmente. O dividendo mínimo obrigatório da Companhia no exercício findo em 31 de dezembro de 2025, correspondente a R$ 649.205.016,16 (seiscentos e quarenta e nove milhões, duzentos e cinco mil, dezesseis reais e dezesseis centavos), está sendo integralmente pago, considerando que já foram distribuídos e imputados ao dividendo obrigatório o montante total líquido de R$ 2.346.973.795,90 (dois bilhões, trezentos e quarenta e seis milhões, novecentos e setenta e três mil, setecentos e noventa e cinco reais e noventa centavos), composto pelo valor líquido de Juros sobre Capital Próprio, de R$ 996.973.795,90, e de Dividendos, de R$ 1.350.000.000,00 (um bilhão e trezentos e cinquenta milhões de reais), montante superior, portanto, ao valor do dividendo mínimo obrigatório. Para referência, este montante também supera o patamar mínimo previsto na Política de Dividendos (75% do lucro líquido ajustado), o que resultaria em R$ 1.947.615.048,48 (um bilhão, novecentos e quarenta e sete milhões, seiscentos e quinze mil, quarenta e oito reais e quarenta e oito centavos). c. Informar o montante eventualmente retido. Não há montante retido em relação ao dividendo mínimo obrigatório. 11. Havendo retenção do dividendo obrigatório devido à situação financeira da companhia: a. Informar o montante da retenção. b. Descrever, pormenorizadamente, a situação financeira da companhia, abordando, inclusive, aspectos relacionados à análise de liquidez, ao capital de giro e fluxos de caixa positivos. c. Justificar a retenção dos dividendos. 5 Proposta da Administração para 71ª AGO e 213ª AGE Não houve retenção do dividendo obrigatório. 12. Havendo destinação de resultado para reserva de contingências: a. Identificar o montante destinado à reserva. b. Identificar a perda considerada provável e sua causa. c. Explicar porque a perda foi considerada provável. d. Justificar a constituição da reserva. Não houve destinação de resultado para reserva de contingências. 13. Havendo destinação de resultado para reserva de lucros a realizar: a. Informar o montante destinado à reserva de lucros a realizar. b. Informar a natureza dos lucros não-realizados que deram origem à reserva. Não houve destinação de resultado para reserva de lucros a realizar. 14. Havendo destinação de resultado para reservas estatutárias: a. Descrever as cláusulas estatutárias que estabelecem a reserva. b. Identificar o montante destinado à reserva. c. Descrever como o montante foi calculado. Não houve destinação de resultado para reservas estatutárias. 15. Havendo retenção de lucros prevista em orçamento de capital: a. Identificar o montante da retenção. Propõe-se a retenção de R$ 1.496.820.064,63 (um bilhão, quatrocentos e noventa e seis milhões, oitocentos e vinte mil, sessenta e quatro reais e sessenta e três centavos) para constituição da reserva de retenção de lucros, cuja finalidade é assegurar o programa de investimentos da 6 Proposta da Administração para 71ª AGO e 213ª AGE Companhia, conforme estabelecido no artigo 196 da Lei das S.A., com base em orçamento de capital submetido à AGO para aprovação. b. Fornecer cópia do orçamento de capital. Em conformidade com a Lei das S.A. e a Resolução CVM nº 80/2022, o quadro abaixo demonstra a proposta de orçamento de capital para o ano de 2026, aprovado na 271ª reunião ordinária do Conselho de Administração da Companhia, realizada em 26.02.2026, para posterior deliberação da Assembleia Geral em abril de 2026. A Proposta de Orçamento de Capital integra o conjunto de informações do Formulário DFP referente ao exercício social encerrado em 31 de dezembro de 2025. 16. Havendo destinação de resultado para a reserva de incentivos fiscais: a. Informar o montante destinado à reserva. b. Explicar a natureza da destinação. Não houve destinação de resultado para a reserva de incentivos fiscais. Anexo III ANEXO III INFORMAÇÕES COMPARATIVAS DA REMUNERAÇÃO E INFORMAÇÕES SOBRE REMUNERAÇÃO DOS ADMINISTRADORES E DO CONSELHO FISCAL CONFORME O ITEM 8 DO FORMULÁRIO DE REFERÊNCIA INFORMAÇÕES COMPARATIVAS DA REMUNERAÇÃO a. Diferenças entre os valores da proposta do ano 2026 em relação ao ano 2025: Valor Proposto 2025 Valor Proposto 2026 R$ 61.181.672,00 R$ 65.458.216,46 A proposta de remuneração global dos administradores para o ano de 2026 representa uma variação de 7% em relação ao ano de 2025 e reflete a manutenção da nova estratégia de remuneração aprovada na 69ª AGO, bem como a previsão adicional de incentivos de longo prazo relacionados à superação de desafios previstos para o ano de 2026. b. Valores aprovados na proposta do ano 2025 e valores efetivamente realizados: Valor Proposto 2025 Valor Realizado 2025 R$ 61.181.672,00 R$ 53.641.512,41 O valor proposto para o ano de 2025 considerou ajustes ainda decorrentes da nova estratégia de remuneração aprovada na 69ª AGO. Desse montante, 38% foram categorizados como remuneração em ações (item 8.2 do Formulário de Referência). A principal variação no valor global realizado decorre da não realização de todas as outorgas de ações previstas para 2025. INFORMAÇÕES CONFORME SEÇÃO 8 DO FORMULÁRIO DE REFERÊNCIA 8.1. Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos: (a) objetivos da política ou prática de remuneração, informando se a política de remuneração foi formalmente aprovada, órgão responsável por sua aprovação, data da aprovação e, caso o emissor divulgue a política, locais na rede mundial de computadores onde o documento pode ser consultado As práticas de remuneração para membros de órgãos estatutários da empresa são apreciadas pelo Comitê de Gente e aprovadas pelo Conselho de Administração e são norteadas pelos desafios Manual para participação em Assembleia Geral de Acionistas estratégicos da empresa e ancorados pela Política de Indicação, Remuneração e Avaliação Anual de Desempenho - NPC0315 (“Política de Remuneração”, que é periodicamente discutida. A versão atualmente vigente da Política de Remuneração foi aprovada na 268ª Reunião Ordinária do Conselho de Administração, realizada em 12 de novembro de 2025, e está disponível para consulta em https://ri.copel.com/governanca-corporativa/estatutos-politicas-e-regimentos/). Seus princípios e diretrizes são: (i) zelar para que a remuneração dos membros dos órgãos estatutários, fixada pela Assembleia Geral ou por outro órgão máximo com essa atribuição, da empresa em que a Copel detenha participação societária, considere a legislação aplicável, as responsabilidades, o tempo dedicado às funções, a qualificação e competência necessárias, bem como os riscos inerentes de cada cargo; (ii) estabelecer práticas de remuneração que estejam alinhadas às referências de mercado, com base em pesquisas salariais, observando, entre outras características, porte similar ao da Companhia, faturamento, número de colaboradores, abrangência, diversidade e complexidade, visando garantir a atração e retenção de profissionais com as competências requeridas; (iii) garantir que as práticas de remuneração considerem instrumentos de incentivo de curto e longo prazo, visando garantir a atração e a retenção de profissionais com as competências e os valores requeridos; evitando-se o estabelecimento de metas imediatistas e sem sustentação relacionadas à remuneração variável, que prejudiquem a organização no longo prazo, ou, ainda, a criação de desafios inatingíveis ou inconsistentes, que induzam a Diretoria a expor a organização a riscos extremos ou desnecessários; (iv) reforçar a meritocracia, promovendo uma cultura alinhada a resultados, motivando os membros dos Órgãos Estatutários a superarem resultados e a criarem valor sustentável e de longo prazo para os acionistas e as demais Partes Interessadas; (v) recomendar ao CAD que faça constar, da estrutura da remuneração variável, um sistema de freios e contrapesos que estabeleça os limites de atuação dos envolvidos e evite que uma mesma pessoa controle o processo decisório e a sua respectiva fiscalização; (vi) recomendar ao CAD que faça constar, da estrutura da remuneração dos membros dos órgãos estatutários, a necessidade do alcance dos objetivos e das metas ESG estipuladas pela Companhia, orientando o desempenho e reforçando o compromisso com a criação de valor de forma sustentável para os acionistas e demais Partes Interessadas; (vii) alinhar as prioridades e esforços da Diretoria Executiva e dos órgãos estatutários a fim de agregar valor à Companhia, buscando constantemente o equilíbrio nas relações com as Partes Interessadas; e (viii) estabelecer a prática de recuperação de remuneração variável (Clawback) e assegurar que os Diretores Executivos, nos termos da NORMA 040132 - Recuperação de Remuneração Variável Elegível, assinem o Termo de Reconhecimento e Aceitação referente à remuneração variável elegível para recuperação, conforme anexo I da referida NORMA. (b) práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando: i. os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam; Nos termos do seu regimento interno, o Comitê de Gente tem como competência a elaboração e acompanhamento da estratégia de remuneração dos Administradores, membros de Comitês de Assessoramento e conselheiros fiscais, bem como analisar, avaliar e recomendar a estratégia de remuneração de conselheiros, membros de comitês de assessoramento e executivos, incluindo a proposta de remuneração global para submissão à Assembleia Geral, bem como as diretrizes remuneratórias gerais, como norteadoras à padronização de políticas e mecanismos de remuneração dos Administradores, observadas as estratégias da Companhia e referenciais de mercado. Ainda, caberá ao Conselho de Administração discutir, quando proposto pela Diretoria, a aprovação do plano diretor e do modelo de gestão de pessoas relativos à remuneração, plano de benefícios, incluindo as condições gerais de negociação coletiva e o Programa de Participação nos Lucros e Manual para participação em Assembleia Geral de Acionistas Resultados, meritocracia, desempenho, cultura organizacional, clima organizacional, equidade, desenvolvimento e sucessão. A remuneração anual global dos membros dos órgãos estatutários será fixada pelos acionistas da Companhia em Assembleia Geral, nos termos do artigo 152 da Lei das Sociedades por Ações ou, para os casos das empresas em que a Copel detenha participação societária, da forma como a legislação ou seus instrumentos societários definirem. Caberá ao Conselho de Administração, após fixado o montante global da remuneração dos administradores da Companhia, dividi-la entre cada um dos órgãos da administração da Companhia e determinar o montante individual a ser atribuído a cada membro. ii. critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos Para a definição da remuneração individual dos membros da Diretoria Executiva, do Conselho de Administração, dos Conselheiros Fiscais e dos membros dos Comitês de Assessoramento, o Conselho de Administração, com o apoio do Comitê de Gente – CDG, utiliza-se de pesquisas salariais especializadas que observam outras empresas com características similares especializadas observando, entre outras características, porte similar ao da Companhia, faturamento, número de empregados; abrangência, diversidade e complexidade, visando garantir a atração e retenção de profissionais com as competências requeridas pela Companhia. Como base de comparação de prática remuneratórias, foram utilizadas pesquisas de mercado que consideraram: (i) empresas do mesmo setor de atuação ou setor correlatos ao negócio; (ii) empresas que possuam práticas consistentes de gestão do capital humanos; (iii) empresas de capital pulverizado; e (iv) empresas com semelhança de porte. Esses elementos permitiram a definição da estrutura da remuneração, da composição do mix remuneratório, bem como da estratégia de posicionamento dos executivos e conselheiros em relação ao mercado. iii. com que Frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor. O Conselho de Administração, com o apoio do Comitê de Gente, avalia anualmente a adequação da Política de Remuneração. Nesse sentido, a última revisão da Política de Remuneração ocorreu em 12 de novembro de 2025. (c) composição da remuneração, indicando: i. descrição dos diversos elementos que compõem a remuneração, incluindo, em relação a cada um deles: seus objetivos e alinhamento aos interesses de curto, médio e longo prazo do emissor; sua proporção na remuneração total nos 3 últimos exercícios sociais; sua metodologia de cálculo e de reajuste; e principais indicadores de desempenho nele levados em consideração, inclusive, se for o caso, indicadores ligados a questões ASG; O modelo de remuneração prevê o pagamento de parcela fixa e variável, bem como benefícios diretos e indiretos, que são concedidos de acordo com posicionamento de mercado do cargo e desempenho, podendo ter componentes diferentes de acordo com especificidades relacionadas à experiência, participação em comitês de assessoramento, dentre outras características. Manual para participação em Assembleia Geral de Acionistas A remuneração está estruturada da seguinte forma: (i) parcela fixa, em que estão contemplados os honorários pagos mensalmente; (ii) benefícios, que são classificados como diretos e indiretos, incluindo plano de saúde, verba de representação e outros determinados nas práticas da Companhia; e (iv) parcela variável (de curto e longo prazo). Os Incentivos de Curto Prazo e de Longo Prazo estão atrelados ao atingimento de metas e indicadores de desempenho, além de outros requisitos que sejam definidos pelo Conselho de Administração. Abaixo são apresentadas as especificações da remuneração para cada órgão estatutário: Diretoria Estatutária • Salário ou pró-labore: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo executivo, bem como o desempenho individual, experiência, formação e conhecimento do executivo. • Incentivo de Curto Prazo – ICP: correspondente à parcela variável de curto prazo, paga por meio de bônus, condicionado ao atingimento de metas de indicadores desdobrados do planejamento estratégicos aprovado e acompanhado pelo Conselho de Administração com o assessoramento do Comitê de Gente e tem por objetivo alinhar interesses da diretoria estatutária, com os objetivos estratégicos da Companhia. • Incentivo de Longo Prazo – ILP: correspondente à parcela variável de longo prazo, compreende os incentivos concedidos no âmbito do Plano de Outorga(s) de Ações Restritas e Ações Restritas de Performance, mediante condições, requisitos, regramentos e limites estabelecidos no citado Plano e respectivos Programas. Esse elemento objetiva (i) atrelar a remuneração dos executivos aos objetivos de longo prazo; (ii) atrelar parcela significativa da remuneração do executivo à geração de valor sustentável e de longo prazo da Copel; (iii) fomentar a cultura da meritocracia e alta performance; e (iv) atrair e reter talentos chave capazes e alavancar o sucesso da Copel. • Benefícios diretos e indiretos: correspondentes à parcela complementar composta por plano de saúde, e auxílio alimentação (verba de representação), que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros da diretoria. • Benefícios pós-emprego: correspondente à parcela complementar composta por plano de previdência privada. Conselho de Administração: • Salário ou pró-labore: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo conselheiro. • Adicional de Comitê: Os membros e coordenadores receberão adicional, a partir da segunda participação nos comitês de assessoramento; • Incentivo de Longo Prazo – ILP: correspondente à parcela variável de longo prazo, compreende os incentivos concedidos no âmbito do Plano de Outorga(s) de Ações Restritas, mediante condições, requisitos, regramentos e limites estabelecidos no citado Plano e respectivos Programas. Esse elemento objetiva (i) atrelar a remuneração aos objetivos de longo prazo; (ii) atrelar parcela significativa da remuneração à geração de valor da Copel; e (iii) atrair e reter talentos capazes e alavancar o sucesso da Copel. • Benefícios diretos e indiretos: correspondentes à parcela complementar composta por plano de saúde, que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros do conselho. Manual para participação em Assembleia Geral de Acionistas • Benefícios pós-emprego: correspondente à parcela complementar composta por plano de previdência privada. Conselho Fiscal e Comitês de Assessoramento: • Salário ou pró-labore: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo Conselheiro. • Benefícios diretos e indiretos: correspondentes à parcela complementar composta por plano de saúde, que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros do conselho. • Benefícios Pós-emprego: correspondente à parcela complementar composta por plano de previdência privada. Proporção de cada elemento na remuneração total – 3 últimos exercícios sociais: Exercício social 2025 Elementos Conselho de Administração Diretoria Estatutária Conselho Fiscal Salário ou pró-labore 31,32% 25,21% 100,00% Benefícios direto e indireto 0,24% 3,18% 0,00% Participações em comitês 30,84% 0,00% 0,00% Outros 0,00% 1,79% 0,00% Bônus 0,00% 24,98% 0,00% Participação de resultados 0,00% 0,00% 0,00% Participação em reuniões 0,00% 0,00% 0,00% Pós-emprego 3,09% 2,14% 0,00% Cessação do cargo 0,00% 11,99% 0,00% Baseada em ações 34,51% 30,71% 0,00% Total da remuneração 100,00% 100,00% 100,00% Exercício social 2024 Elementos Conselho de Administração Diretoria Estatutária Conselho Fiscal Salário ou pró-labore 38,07% 20,35% 100,00% Benefícios direto e indireto 0,18% 1,84% 0,00% Participações em comitês 18,00% 0,00% 0,00% Outros 0,00% 2,78% 0,00% Bônus 0,00% 16,49% 0,00% Participação de resultados 0,00% 0,00% 0,00% Manual para participação em Assembleia Geral de Acionistas Participação em reuniões 0,00% 0,00% 0,00% Pós-emprego 2,29% 2,06% 0,00% Cessação do cargo 0,00% 11,86% 0,00% Baseada em ações 41,45% 44,62% 0,00% Total da remuneração 100,00% 100,00% 100,00% Exercício social 2023 Elementos Conselho de Administração Diretoria Estatutária Conselho Fiscal Salário ou pró-labore 58,1% 62,7% 99,3% Benefícios direto e indireto 0,5% 1,8% 0,0% Participações em comitês 37,6% 0,0% 0,0% Outros 0,0% 0,0% 0,0% Bônus 0,0% 27,9% 0,0% Participação de resultados 0,0% 0,0% 0,0% Participação em reuniões 0,0% 0,0% 0,0% Pós-emprego 3,8% 7,6% 0,7% Cessação do cargo 0,0% 0,0% 0,0% Baseada em ações 0,0% 0,0% 0,0% Total da remuneração 100% 100% 100% Metodologia de cálculo e de reajuste Em conformidade com o disposto no artigo 152 da Lei das Sociedades por Ações, a remuneração global dos administradores deverá ser fixada na Assembleia Geral Ordinária. A cada ano, a Companhia considera a análise de posicionamento na faixa salarial frente a referência de mercado, a performance do executivo, bem como a aplicação da recomposição inflacionária, para avaliar possíveis reajustes aos honorários, além de reajustes na verba de representação e no plano de saúde, nos valores individualizados de cada membro do Conselho de Administração, dos Comitês Estatutários, do Conselho Fiscal e da Diretoria Executiva. a) Conselho de Administração: Em linha com as melhores práticas de mercado, o mix remuneratório do Conselho compõem-se com parcela fixa entre 60 e 75% do total, enquanto a parcela variável de longo prazo posiciona-se entre 25 e 40% do total. Foi definido que o patamar da remuneração fixa dos conselheiros se posiciona no P50 (percentil 50%) do mercado e a remuneração total anual alvo se posiciona no P75 (percentil 75%). Manual para participação em Assembleia Geral de Acionistas Os membros e Coordenadores dos Comitês de Assessoramento ao Conselho de Administração, receberão adicional (a partir da 2ª participação) que se posiciona no P50 (percentil 50%) do mercado. b) Diretoria: Em linha com as melhores práticas de mercado, o mix remuneratório da Diretoria compõem-se com parcela fixa menor (entre 25 e 30% do total), enquanto as parcelas variáveis de curto e longo prazo, vinculadas ao atingimento de metas e resultados representa a maior parcela (entre 70 e 75% do total). Ainda, foi definido que os patamares alvo da remuneração fixa da diretoria se posiciona no P50 (percentil 50%) do mercado e, condicionado ao atingimento de metas, requisitos e critérios estabelecidos no Plano de outorga(s) de Ações Restritas e Ações Restritas por Desempenho, a remuneração total anual poderá se posicionar no P75 (percentil 75%). Em caso de atingimento de resultados extraordinários, poderá atingir o P90 (percentil 90%). Indicadores de desempenho Os indicadores de desempenho que fundamentam a remuneração da Diretoria originam-se do planejamento estratégico da Companhia. Este planejamento é delineado por diretrizes estratégicas focadas em maximizar a criação de valor tanto para acionistas como para todos os stakeholders, fomentando um crescimento sustentável e integrado. A realização dos objetivos estratégicos é avaliada por meio de indicadores e metas estabelecidos para o curto prazo e longo prazo, englobando critérios vinculados à ESG, à otimização e eficiência financeira e operacional, bem como a preservação e criação de valor à Companhia. A Copel adota indicadores relacionados à temática Ambiental, Social e Governança - ASG como parte do programa de remuneração variável em todos os níveis organizacionais, sendo que, para o ano de 2026, a entrada na carteira da Dow Jones é a principal métrica de reconhecimento das práticas ESG da Copel. Objetivos de Curto Prazo A Companhia estabelece objetivos estratégicos claros e alinhados entre as diretorias, com indicadores e metas consistentes aprovadas pelo Conselho de Administração. Estes comparáveis aos de empresas similares, tanto no setor de energia elétrica quanto em outros setores, em âmbito nível nacional e internacional. Avaliamos o cumprimento de metas de curto prazo que abrangem indicadores como rentabilidade financeira, sinergia entre os negócios, inovação e transformação digital, eficiência operacional, qualidade dos serviços ao cliente e otimização de custos, fronteiras regulatórias e critérios ESG. As métricas ESG são integradas aos critérios de remuneração variável em todos os níveis da Companhia, com indicadores e metas aprovadas pelo Conselho de Administração. Seu propósito consiste em promover o engajamento e o alinhamento dos executivos com o aprimoramento contínuo da estratégia da Companhia, vinculada ao desempenho em critérios ESG. Indicadores de Longo Prazo A visão de longo prazo é da Companhia é mensurada a partir de metas de desempenho definidas pelo Conselho de Administração. Estão englobados nos indicadores de longo prazo os critérios determinados para a aquisição do direito às Ações de Performance, que, conforme estabelecido no Plano, poderá ser determinado com base nos seguintes elementos, considerados a critério do Manual para participação em Assembleia Geral de Acionistas Conselho de Administração:(i) Total Shareholder Return - TSR Absoluto; e/ou (ii) valorização das ações da Companhia; e/ou (iii) proventos declarados e distribuídos pela Companhia; e/ou (iv) métricas de desempenho específicas do Participante e/ou da Companhia e suas áreas e/ou no âmbito do setor de atuação da Companhia. Dentre os Programas já realizados do “Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho”, todos consideram o TSR como critério para recebimento das Ações de Performance. O Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho estabelece diretrizes claras, condições, requisitos e limitações que apoiam e impulsionam a ambição da Companhia a longo prazo. As metas são ponderadas e sinalizam progressos esperados para cada posição, evidenciando que o desempenho excepcional dos executivos impulsionará a alavancagem dos negócios da companhia, com retribuição proporcional definida pelo programa. Os indicadores e metas a serem alcançados compõem a estratégia competitiva da empresa, sendo considerados o desempenho mínimo das ações previsto no Plano para os incentivos relacionados à performance. Isso significa que o participante somente adquirirá os direitos relativos às Ações de Performance caso seja verificada a valorização mínima da ação, conforme estabelecido no Plano. ii. razões que justificam a composição da remuneração; A implementação do novo modelo remuneratório em 2024, buscou alinhar a remuneração da alta administração aos objetivos de longo prazo da Copel. Este modelo busca atrelar parte significativa da remuneração à geração de valor da Companhia (ILP), promover uma cultura de meritocracia e alto desempenho; e atrair e reter talentos. Além disso, pretende também sincronizar os interesses dos acionistas e administradores, visando que esses sejam incentivados e retribuídos, na medida em que, no exercício de suas funções, contribuem para o crescimento sustentável e geração de valor ao negócio. A estratégia se concretiza ao definir a remuneração dos administradores em um patamar estratégico, considerando a combinação de remuneração fixa mensal e uma parcela variável, esta última vinculada ao atingimento de indicadores e metas de desempenho que refletem o propósito e a visão de curto, médio e longo prazo da Companhia. E estrutura de remuneração também considera os desafios estratégicos da Companhia e critérios específicos às funções dos administradores, como responsabilidade, tempo na função, competências, relevância estratégica para o negócio, reputação e resultados alcançados. Esses fatores, bem como a comparação com negócios similares no mercado, são elementos-chave nos debates periódicos que moldam o sistema de incentivos e recompensas da Copel. iii. a existência de membros não remunerados pelo emissor e a razão para esse fato Em regra, todos os membros das Diretorias, do Conselho de Administração, Comitês de Assessoramento e do Conselho Fiscal são remunerados pela Companhia, exceto em eventuais hipóteses específicas de renúncia individual à remuneração. (d) existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos Manual para participação em Assembleia Geral de Acionistas A remuneração global dos Administradores, dos Conselheiros Fiscais e membros dos Comitês Estatutários é suportada integralmente pela Copel, não havendo participação no custeio por qualquer subsidiária, controlada ou controladores diretos ou indiretos. (e) existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor Não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia. 8.2. Em relação à remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo: Remuneração total prevista para o Exercício Social corrente em 31/12/2026 - Valores Anuais Conselho de Administração Diretoria Estatutária Conselho Fiscal Total Nº Total de Membros 9 9 3 21 Nº de Membros Remunerados 9 9 3 21 Remuneração fixa anual Salário ou prólabore 5.376.000,00 11.178.889,14 494.202,00 17.049.091,14 Benefícios direto e indireto 54.213,61 1.872.377,26 4.514,84 1.931.105,72 Participações em comitês 2.430.000,00 0,00 0,00 2.430.000,00 Outros 0,00 400.000,00 0,00 400.000,00 Descrição de outras remunerações fixas Verba a título de Sign in bonus Remuneração variável Bônus 0,00 10.214.623,35 0,00 10.214.623,35 Participação de resultados 0,00 0,00 0,00 0,00 Participação em reuniões 0,00 0,00 0,00 0,00 Comissões 0,00 0,00 0,00 0,00 Outros 0,00 0,00 0,00 0,00 Descrição de outras remunerações variáveis 0,00 0,00 0,00 0,00 Pós-emprego 363.165,60 1.107.302,10 4.401,59 1.474.869,28 Cessação do cargo 0,00 0,00 0,00 0,00 Baseada em ações 4.448.345,00 27.510.181,97 0,00 31.958.526,97 Manual para participação em Assembleia Geral de Acionistas Observação (i) O valor apresentado neste quadro é estimativo para proposta de remuneração para o Exercício Social de 2026. (ii) O valor total apresentado neste quadro não considera os encargos sociais de ônus do empregador, conforme o Ofício Circular/Anual-2026-CVM/SEP. (iii) O número de membros foi apurado da forma especificada no Ofício Circular/Anual-2026-CVM/SEP . (iv) os valores de remuneração baseada em ações correspondem a outorga de ILP para o exercício social 2026. Total da remuneração 12.671.724,21 52.283.373,82 503.118,43 65.458.216,46 Remuneração total realizada para o Exercício Social corrente em 31/12/2025 - Valores Anuais Conselho de Administração Diretoria Estatutária Conselho Fiscal Total Nº Total de Membros 9 9 3 21 Nº de Membros Remunerados 9 9 2,08 20,08 Remuneração fixa anual Salário ou prólabore 3.584.000,00 10.552.658,64 337.881,83 14.474.540,47 Benefícios direto e indireto 28.021,52 1.333.007,78 0,00 1.361.029,30 Participações em comitês 3.527.961,53 0,00 0,00 3.527.961,53 Outros 0,00 750.000,00 0,00 750.000,00 Descrição de outras remunerações fixas Verba a título de Sign in bônus Verba a título de Sign in bônus Remuneração variável Bônus 0,00 10.456.364,26 0,00 10.456.364,26 Participação de resultados 0,00 0,00 0,00 0,00 Participação em reuniões 0,00 0,00 0,00 0,00 Comissões 0,00 0,00 0,00 0,00 Outros 0 0 0 0,00 Descrição de outras remunerações variáveis 0 0 0 0,00 Pós-emprego 353.056,43 894.183,83 0,00 1.427.240,26 Cessação do cargo 0,00 5.019.718,39 0,00 5.019.718,39 Baseada em ações 3.948.345,00 12.856.313,20 0,00 16.804.658,20 Observação (i) O valor total apresentado neste quadro não considera os encargos sociais de ônus do empregador, conforme o Ofício Circular/Anual-2026-CVM/SEP. (ii) O número de membros foi apurado da forma especificada no Ofício Circular/Anual-2026-CVM/SEP. Manual para participação em Assembleia Geral de Acionistas Remuneração total realizada para o Exercício Social corrente 31/12/2024 - Valores Anuais Conselho de Administração Diretoria Estatutária Conselho Fiscal Total Nº Total de Membros 9,00 8,17 3,75 20,92 Nº de Membros Remunerados 8,83 8,17 3,00 20,00 Remuneração fixa anual Salário ou prólabore 3.185.475,98 8.190.448,01 466.652,56 11.842.576,55 Benefícios direto e indireto 15.351,74 741.352,82 0,00 756.704,56 Participações em comitês 1.505.654,73 0,00 0,00 1.505.654,73 Outros 0,00 1.120.000,00 0,00 1.120.000,00 Descrição de outras remunerações fixas Verba a título de Sign in bônus Verba a título de Sign in bônus Remuneração variável Bônus 0,00 6.636.201,68 0,00 6.636.201,68 Participação de resultados 0,00 0,00 0,00 0,00 Participação em reuniões 0,00 0,00 0,00 0,00 Comissões 0,00 0,00 0,00 0,00 Outros 0 0 0 0,00 Descrição de outras remunerações variáveis 0 0 0 0,00 Pós-emprego 191.921,17 829.365,10 0,00 1.021.286,27 Cessação do cargo 0,00 4.775.000,00 0,00 4.775.000,00 Baseada em ações 3.468.345,00 17.962.796,86 0 21.431.141,86 Observação (i) O valor total apresentado neste quadro não considera os encargos sociais de ônus do empregador, conforme o Ofício Circular/Anual- 2026-CVM/SEP (ii) O número de membros foi apurado da forma especificada no item 10.2.8.2 do Ofício Circular/Anual-2026-CVM/SEP (iii) Valores de remuneração baseada em ações correspondem a outorga de ILP. Total da remuneração 11.441.384,48 41.862.246,10 337.881,83 53.641.512,41 Manual para participação em Assembleia Geral de Acionistas (iii) Valores de remuneração baseada em ações correspondem a outorga de ILP. Total da remuneração 8.366.748,62 40.255.164,47 466.652,56 49.088.565,65 Remuneração total realizada para o Exercício Social 31/12/2023 - Valores Anuais Conselho de Administração Diretoria Estatutária Conselho Fiscal Total Nº Total de Membros 9 7 5 21 Nº de Membros Remunerados 9 7 4,42 20,42 Remuneração fixa anual Salário ou prólabore 1.736.596,20 6.292.880,36 622.743,95 8.652.220,51 Benefícios direto e indireto 14.964,78 176.806,23 0,00 191.771,01 Participações em comitês 1.124.060,05 0 0 1.124.060,05 Outros 0 0 0 Descrição de outras remunerações fixas 0 0 0 Remuneração variável 0 Bônus 0,00 2.797.827,13 0,00 2.797.827,13 Participação de resultados 0 0 0 Participação em reuniões 0 0 0 Comissões 0 0 0 Outros 0 0 0 0,00 Descrição de outras remunerações variáveis 0 0 0 Pós-emprego 114.714,39 767.519,14 4.107,55 886.341,08 Cessação do cargo Baseada em ações Observação O valor total apresentado neste quadro não considera os encargos conforme determina o Ofício Circular/Anual-2026-CVM/SEP, o que diverge do valor aprovado na AGO de 28/04/2023 (com encargos). O número de membros foi apurado da forma especificada no Ofício Circular/Anual-2026-CVM/SEP. Total da remuneração 2.990.335,42 10.035.032,86 626.851,50 13.652.219,78 Manual para participação em Assembleia Geral de Acionistas 8.3. Em relação à remuneração variável dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo: Remuneração variável prevista para o exercício social corrente em 31/12/2026 Conselho de Administração Diretoria Estatutária Conselho Fiscal Total Nº Total de Membros 9,00 9,00 3,00 21,00 Nº de Membros Remunerados - 9,00 - 9,00 Bônus Valor mínimo previsto no plano de remuneração - - - - Valor máximo previsto no plano de remuneração - 12.257.548,02 - 12.257.548,02 Valor previsto no plano de remuneração, caso as metas sejam atingidas - 10.214.623,35 - 10.214.623,35 Participação nos resultados Valor mínimo previsto no plano de remuneração 0 0 0 0 Valor máximo previsto no plano de remuneração 0 0 0 0 Valor previsto no plano de remuneração, caso as metas sejam atingidas 0 0 0 0 Remuneração variável realizada para o exercício social corrente em 31/12/2025 Conselho de Administração Diretoria Estatutária Conselho Fiscal Total Nº Total de Membros 9,00 9,00 3,00 21,00 Nº de Membros Remunerados - 9,00 - 9,00 Bônus Valor mínimo previsto no plano de remuneração - - - - Valor máximo previsto no plano de remuneração - 11.677.191,60 - 11.677.191,60 Manual para participação em Assembleia Geral de Acionistas Valor previsto no plano de remuneração, caso as metas sejam atingidas - 9.730.993,00 - 9.730.993,00 Valor efetivamente reconhecido no resultado 10.456.364,26 10.456.364,26 Participação nos resultados Valor mínimo previsto no plano de remuneração 0 0 0 0 Valor máximo previsto no plano de remuneração 0 0 0 0 Valor previsto no plano de remuneração, caso as metas sejam atingidas 0 0 0 0 Remuneração variável realizada para o exercício social corrente em 31/12/2024 Conselho de Administração Diretoria Estatutária Conselho Fiscal Total Nº Total de Membros 9 8,17 3,75 20,92 Nº de Membros Remunerados 0 8,17 0 8,17 Bônus Valor mínimo previsto no plano de remuneração 0 0 0 - Valor máximo previsto no plano de remuneração 0 7.292.336,90 0 7.292.336,90 Valor previsto no plano de remuneração, caso as metas sejam atingidas 0 6.076.947,42 0 6.076.947,42 Valor efetivamente reconhecido no resultado 0 6.636.201,68 0 6.636.201,68 Participação nos resultados Valor mínimo previsto no plano de remuneração 0 0 0 0 Valor máximo previsto no plano de remuneração 0 0 0 0 Valor previsto no plano de remuneração, caso as metas sejam atingidas 0 0 0 0 Remuneração variável - exercício social encerrado em 31/12/2023 Manual para participação em Assembleia Geral de Acionistas Conselho de Administração Diretoria Estatutária Conselho Fiscal Total Nº Total de Membros 9 7 5 21 Nº de Membros Remunerados 0,00 7 0,00 7 Bônus 0 0,00 0 0 Valor mínimo previsto no plano de remuneração 0 0,00 0 0 Valor máximo previsto no plano de remuneração - 3.873.953,40 - 3.873.953,40 Valor previsto no plano de remuneração, caso as metas sejam atingidas - 3.228.294,50 - 3.228.294,50 Valor efetivamente reconhecido no resultado 0,00 2.797.827,13 2.797.827,13 Participação nos resultados Valor mínimo previsto no plano de remuneração 0 0 0 0 Valor máximo previsto no plano de remuneração 0 0 0 0 Valor previsto no plano de remuneração, caso as metas sejam atingidas 0 0 0 0 Valor efetivamente reconhecido no resultado 0,00 0,00 0,00 0,00 8.4. Em relação ao plano de remuneração baseado em ações do conselho de administração e da diretoria estatutária, em vigor no último exercício social e previsto para o exercício social corrente, descrever: (a) termos e condições gerais; O Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho (Performance Shares) (o “Plano”) da Companhia, aprovado na 210ª Assembleia Geral Extraordinária, estabelece regras e diretrizes gerais para outorga aos participantes de ações restritas (“Ações Restritas”) e/ou ações restritas por desempenho, conforme o caso (“Ações de Performance”), observados os termos, condições e requisitos nele estabelecidos, e tem por objetivos: (i) alinhar a remuneração da administração e posições-chave da Companhia aos objetivos de longo prazo da Companhia; (ii) atrelar parcela da remuneração à geração de valor da Companhia; (iii) fomentar cultura de meritocracia e alta performance na Companhia; e (iv) reter e atrair talentos que agreguem valor à Companhia. São elegíveis como participantes do Plano membros do Conselho de Administração da Companhia e Diretores estatutários, diretores não estatutários e empregados em posições gerencial e de Manual para participação em Assembleia Geral de Acionistas liderança e/ou em outras posições-chave na Companhia ou nas sociedades controladas, diretas e indiretas, da Companhia (“Pessoas Elegíveis”). Caberá ao Conselho de Administração selecionar, dentre as Pessoas Elegíveis, aquelas participantes do Plano, que celebrarão os contratos de outorgas com a Companhia (“Contrato de Outorga”), e aos quais serão outorgadas ações de emissão da Companhia (“Participantes”). Ainda, caberá ao Conselho de Administração a administração do Plano, assessorado pelo Comitê de Gente, sendo-lhes atribuídas as competências para a administração, monitoramento e execução do Plano ou dos programas criados no âmbito do Plano, sempre observados os limites, diretrizes, termos e condições estabelecidos no Plano. O Plano prevê a possibilidade de outorga de duas modalidades de ações restritas, que darão aos beneficiários direito ao recebimento de ações ordinárias de emissão da Copel: (a) Ações Restritas, sujeitas a período de carência e de restrição, além dos demais termos e condições previstos no Plano e nos Programas e Contratos de Outorgas aplicáveis; e (b) de Ações de Performance, sujeitas a período de carência e de restrição, metas de desempenho e aos demais termos e condições previstos no Plano e nos Programas e Contratos de Outorgas aplicáveis. Aos Participantes que sejam membros do Conselho de Administração da Copel não será permitida a outorga de Ações de Performance, sendo somente admitida a outorga de incentivos consubstanciados em Ações Restritas. (b) data de aprovação e órgão responsável; O Plano foi aprovado na 210ª Assembleia Geral Extraordinária, em 22 de abril de 2024. (c) número máximo de ações abrangidas; No âmbito do Plano, poderão ser entregues aos Participantes (i) Ações Restritas em número correspondente a até 0,2% do capital social total da Companhia, e (ii) Ações de Performance em número correspondente a até 0,8% do capital social total da Companhia (“Limites do Plano”). Os Limites do Plano serão considerados em bases totalmente diluídas, computando-se nesse cálculo todas as Ações Restritas ou Ações de Performance, conforme o caso, já outorgadas nos termos do Plano, liquidadas ou não, exceto aquelas que tenham sido extintas ou canceladas sem terem sido liquidadas, por qualquer motivo, e que voltarão a ficar disponíveis para novas outorgas no âmbito do Plano. Se qualquer Ação Restrita ou Ação de Performance, conforme o caso, for extinta ou cancelada sem ter sido liquidada em efetiva entrega ao Participante, por qualquer motivo, a(s) Ação(ões) de referência a tal Ação Restrita ou Ação de Performance, conforme o caso, tornarse- á(ão) novamente disponível(is) para futuras outorgas no âmbito do Plano. Para fins de determinação do número total de Ações Restritas ou Ações de Performance, conforme o caso, abrangidas nos Limites do Plano, serão considerados os critérios aplicáveis para determinação do preço de referência de cada Ação Restrita ou Ação de Performance, conforme o caso, na forma definida pelo Conselho de Administração em cada Programa. (d) número máximo de opções a serem outorgadas; Não há outorga de opções no âmbito do Plano. (e) condições de aquisição de ações; Os Participantes selecionados pelo Conselho de Administração participarão do Plano a partir da assinatura do respectivo Contrato de Outorga com a Companhia. Manual para participação em Assembleia Geral de Acionistas O Participante somente adquirirá os direitos relativos às Ações Restritas e/ou Ações de Performance depois de verificadas todas as condições previstas neste Plano, nos Programas e Contratos específicos. Os direitos dos Participantes em relação às Ações Restritas e/ou Ações de Performance somente serão plenamente adquiridos se os Participantes permanecerem continuamente vinculados à Copel ou às suas controladas da Copel, conforme o caso, no período compreendido entre a data de outorga e o final do correspondente período de carência, observadas as regras referentes ao desligamento dos Participantes. A aquisição dos direitos relativos às Ações Restritas ocorrerá após o transcurso de 2 (dois) anos contados da data da outorga, exceto se de outra forma estabelecido pelo Conselho de Administração. O Conselho de Administração não poderá estabelecer prazo de carência inferior a 2 (dois) anos contados da data da outorga a Participantes que sejam membros do Conselho de Administração da Copel. Em razão do processo de transição da Companhia para estrutura de corporação (companhia aberta com capital disperso e sem acionista controlador), com o objetivo de reter os atuais profissionais que fizeram parte do processo de transformação, o plano prevê que, para a primeira outorga, aos Conselheiros de Administração que ocupem ou venham a ocupar cargo no prazo de gestão que esteja em curso na data da aprovação do Plano, prazo menor poderá ser estabelecido, desde que o referido prazo de carência seja ao menos igual ao período remanescente do mandato em curso. A aquisição dos direitos relativos às Ações de Performance ocorrerá após o transcurso de 3 (três) anos contados da data da outorga, podendo o Conselho de Administração, em caráter excepcional, estabelecer prazo maior. A aquisição dos direitos relativos às Ações de Performance também estará sujeitas às metas de performance relevantes ao negócio, determinadas pelo Conselho de Administração, alinhado ao desempenho da Companhia e dentro dos limites do apetite a riscos, que poderão ser determinadas com base nos seguintes elementos: (i) TSR Absoluto; e/ou (ii) valorização das ações da Companhia; e/ou (iii) proventos declarados e distribuídos pela Companhia; e/ou (iv) métricas de desempenho do Participante; e/ou (v) métricas de desempenho da Companhia e suas áreas; e/ou (vi) métricas de desempenho no âmbito do setor de atuação da Companhia. Ainda, o Participante somente adquirirá os direitos relativos às Ações de Performance caso seja verificada a valorização mínima da ação, correspondente ao valor final da ação, apurado na data do transcurso do prazo de carência, igual ou superior (i) ao valor inicial da ação correspondente a R$ 8,25 (oito reais e vinte e cinco centavos) acrescido (ii) da variação positiva do IPCA mais 5% ao ano entre 11.08.2023 e a data final do transcurso do prazo de carência. A definição do preço de referência de cada Ação de Performance no valor de R$ 8,25 (oito reais e vinte e cinco centavos), corresponde ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.2023 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador. O Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas e/ou Ações de Performance a determinadas condições, bem como impor período de restrição à negociação (lock-up) e outras restrições e condições à transferência das ações adquiridas pelo Participante no âmbito do Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das ações atribuídas aos Participantes. No caso das Ações Restritas, os Participantes que sejam membros do Conselho de Administração estarão sujeitos a prazo de restrição à negociação (lock-up) das ações de no mínimo 2 (dois) anos a contar da efetiva entrega das ações. Manual para participação em Assembleia Geral de Acionistas (f) critérios para fixação do preço de aquisição ou exercício; Não há preço de aquisição ou exercício a ser pago pelo Participante no âmbito do Plano, uma vez que as ações são atribuídas aos Participantes sem custo ou contraprestação financeira, observados os termos e condições do Plano, dos Programas e dos Contratos de Outorga aplicáveis. Caso, ao término do período de carência, a Companhia não possua em tesouraria número suficiente de ações de emissão da Companhia para transferir as ações aos Participantes, o Conselho de Administração poderá, a seu exclusivo critério, emitir ações, dentro do limite do capital autorizado, observada a legislação aplicável. Nesse caso, o preço de subscrição será estabelecido pelo Conselho de Administração, a seu critério, podendo estabelecer baixo valor, para fins de atendimento aos requisitos aplicáveis ao aumento de capital, incluindo para lotes de ações, de forma a preservar, da melhor forma possível, o equilíbrio econômico ao Participante e a natureza gratuita da outorga prevista no Plano. Para fins de definição econômica da outorga e de determinação do número de ações, o preço de referência de cada Ação Restrita será determinado pelo Conselho de Administração, a cada outorga, com base na média ponderada por volume da cotação da ação ordinária de emissão da Companhia negociada em até 90 (noventa) pregões que antecedem a data final de transcurso do prazo de carência ou a data da outorga. O preço de referência de cada Ação de Performance será determinado pelo Conselho de Administração, a cada outorga, e será equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos), correspondente ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.2023 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.2023 até a data da outorga ou a data final de transcurso do prazo de carência. (g) critérios para fixação do prazo de aquisição ou exercício; Conforme item “e” acima, formalizado o Contrato de Outorga com a Companhia, o participante somente adquirirá os direitos relativos às ações outorgadas depois de verificadas todas as condições previstas no Plano, no respectivo programa e no Contrato de Outorga específico. Satisfeitas tais condições, desde que observados os requisitos legais e regulamentares pertinentes, após o transcurso do período de carência, a Companhia procederá a transferência ao participante da quantidade de ações correspondente às Ações a que o participante faça jus, sem qualquer custo para o participante. (h) forma de liquidação; Com o propósito de satisfazer a outorga de Ações Restritas e/ou Ações de Performance nos termos do Plano, a Companhia, sujeita à lei e regulamentação aplicáveis, transferirá ações mantidas em tesouraria por meio de operação privada, sem custo para o participante, respeitadas eventuais períodos de restrição em vigor que possam proibir e/ou requerer a postergação da efetiva transferência das ações ordinárias de emissão da Companhia. Caso, ao término do respectivo período de carência, a Companhia não possua em tesouraria número suficiente de ações de emissão da Companhia para transferir as Ações aos Participantes, o Conselho de Administração poderá, a seu exclusivo critério, emitir ações, dentro do limite do capital autorizado, observada a legislação aplicável. Nesse caso, o preço de subscrição será estabelecido pelo Conselho de Administração, a seu critério, podendo estabelecer baixo valor, para Manual para participação em Assembleia Geral de Acionistas fins de atendimento aos requisitos aplicáveis ao aumento de capital, incluindo para lotes de ações, de forma a preservar, da melhor forma possível, o equilíbrio econômico ao participante e a natureza gratuita da outorga prevista no Plano. Nos termos do programa ou Contrato de Outorga aplicáveis, o Conselho de Administração poderá estabelecer, alternativamente à entrega e transferência de parcela ou da totalidade das Ações correspondentes às Ações Restritas e/ou Ações de Performance, o pagamento de determinado montante em moeda corrente nacional. (i) restrições à transferência das ações; As Ações Restritas e/ou Ações de Performance poderão estar sujeitas a período de restrição, a ser determinado pelo Conselho de Administração, no qual as ações ordinárias de emissão da Companhia adquiridas em decorrência das Ações Restritas e/ou das Ações de Performance, conforme o caso, não poderão ser negociadas, alienadas, vendidas, permutadas, doadas, alugadas ou de qualquer outra forma transferida, bem como não poderão ser objeto de gravames ou outro ato de disposição, pelo participante. Sem prejuízo do quanto estabelecido no Plano, o Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas a determinadas condições, bem como impor período de restrição e outras restrições e condições à transferência das ações ordinárias de emissão da Companhia adquiridas pelo Participante no âmbito do Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das ações ordinárias de emissão da Companhia atribuídas aos Participantes. O Conselho de Administração não poderá estabelecer período de restrição inferior a 2 (dois) anos a Participantes que sejam Conselheiros de Administração. (j) critérios e eventos que, quando verificados, ocasionarão a suspensão, alteração ou extinção do plano; O Plano entrou em vigor quando da aprovação na 210ª Assembleia Geral da Companhia, e permanecerá vigente pelo prazo de 3 (três) anos, podendo ser extinto ou cancelado, a qualquer tempo, por decisão da Assembleia Geral ou, ainda, suspenso pelo Conselho de Administração, independentemente do consentimento dos participantes, sem prejuízo dos Contratos de Outorga em vigor existentes. Em caso de operações de reorganização societária, tais como, mas não limitadas a incorporação, fusão, cisão e incorporação de ações, caberá ao Conselho de Administração, a seu exclusivo critério, determinar, no âmbito da estrutura societária resultante, a substituição das Ações Restritas e/ou Ações de Performance existentes por novo incentivo, ou a realização de ajustes nos Programas existentes, de forma a manter o equilíbrio das relações entre as partes. (k) efeitos da saída do administrador dos órgãos do emissor sobre seus direitos previstos no plano de remuneração baseado em ações. Exceto se de outra forma determinado pelo Conselho de Administração, ou estabelecido no programa ou Contrato de Outorga aplicável, em caso de término da relação jurídica existente entre o participante e a Companhia ou sociedade por ela controlada, por qualquer motivo (“Desligamento”), as seguintes regras deverão ser observadas. Se o Desligamento ocorrer por iniciativa do participante, por qualquer motivo, incluindo pedido de demissão ou renúncia de sua posição ou cargo, ou se o Desligamento ocorrer por decisão da Companhia ou de suas controladas por justa causa ou violação dos deveres e atribuições de seu Manual para participação em Assembleia Geral de Acionistas cargo, todas as Ações Restritas e/ou Ações de Performance existentes na data do Desligamento estarão automaticamente extintas, de pleno direito, independentemente de qualquer aviso ou notificação, e sem direito a qualquer indenização. No caso de o Desligamento ocorrer por iniciativa da Companhia ou de suas controladas sem justa causa, ou sem violação dos deveres e atribuições de seu cargo de administrador, por encerramento de seu mandato sem que haja reeleição, ou, ainda, por aposentadoria, o participantes terá direito à parcela das Ações Restritas e/ou Ações de Performance proporcional ao período de carência transcorrido até a data do Desligamento, sendo que as demais Ações Restritas e/ou Ações de Performance estarão automaticamente extintas, de pleno direito, independentemente de qualquer aviso ou notificação, e sem direito a qualquer indenização. Nesse caso serão mantidos vigentes os demais termos e condições aplicáveis com relação à parcela proporcional das Ações Restritas e/ou Ações de Performance, de modo que a determinação do número de Ações e a efetivação da transferência das Ações permanecerá na forma e data prevista originalmente, desde que observados os demais termos e condições pertinentes aplicáveis ao Participante. No caso de Desligamento por falecimento ou a invalidez permanente do participante, serão considerados antecipados os períodos de carência e o participante (ou seus herdeiros ou sucessores legais) fará jus à totalidade das Ações Restritas e/ou Ações de Performance outorgadas, sendo mantidos vigentes os demais termos e condições aplicáveis com relação às Ações Restritas e/ou Ações de Performance, de modo que a determinação do número de Ações e o prazo para a efetivação da transferência das Ações permanecerá na forma e data prevista originalmente, desde que observados os demais termos e condições pertinentes aplicáveis. Não obstante as previsões acima, o Conselho de Administração, a seu exclusivo critério e sempre que julgar adequado aos interesses da Companhia, poderá estabelecer novos critérios e regras a serem aplicados no caso de Desligamento, assim como estabelecer tratamento diferenciado a cada participante no caso de Desligamento. 8.5. Em relação à remuneração baseada em ações sob a forma de opções de compra de ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) preço médio ponderado de exercício de cada um dos seguintes grupos de opções: (i) em aberto no início do exercício social; (ii) perdidas e expiradas durante o exercício social e (iii) exercidas durante o exercício social; e (e) diluição potencial em caso de exercício de todas as opções em aberto A Companhia não possui plano de remuneração variável baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária. 8.6. Em relação à cada outorga de opções de compra de ações realizada nos 3 últimos exercícios sociais e previstas para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) data de outorga; (e) quantidade de opções outorgadas; (f) prazo para que as opções se tornem exercíveis; (g) prazo máximo para exercício das opções; (h) prazo de restrição à transferência das ações recebidas em decorrência do exercício das opções; (i) valor justo das opções na data da outorga; e (j) Manual para participação em Assembleia Geral de Acionistas multiplicação da quantidade de ações outorgadas pelo valor justo das opções na data da outorga A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária. 8.7 Em relação às opções em aberto do conselho de administração e da diretoria estatutária ao final do último exercício social, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número total de membros; (d) em relação às opções ainda não exercíveis: (i) quantidade; (ii) data em que se tornarão exercíveis; (iii) prazo máximo para exercício das opções; (iv) prazo de restrição à transferência das ações; (v) preço médio ponderado de exercício; e (vi) valor justo das opções no último dia do exercício social; (e) em relação às opções exercíveis: (i) quantidade; (ii) prazo máximo para exercício das opções; (iii) prazo de restrição à transferência das ações; (iv) preço médio ponderado de exercício; e (v) valor justo das opções no último dia do exercício social; e (f) valor justo do total das opções no último dia do exercício social A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária. 8.8. Em relação às opções exercidas relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) número de ações; (e) preço médio ponderado de exercício; (f) preço médio ponderado de mercado das ações relativas às opções exercidas; (g) multiplicação do total das opções exercidas pela diferença entre o preço médio ponderado de exercício e o preço médio ponderado de mercado das ações relativas às opções exercidas. A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária. 8.9. Em relação à remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; e (d) diluição potencial em caso de outorga de todas as ações aos beneficiários No exercício social encerrado em 31 de dezembro de 2023, a Companhia não tinha remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e da Diretoria Estatutária. Ações a serem entregues diretamente aos beneficiários - previsão para o exercício social corrente (2026) Conselho de Administração Diretoria Estatutária Nº total de membros 9 9 Manual para participação em Assembleia Geral de Acionistas Nº total de membros remunerados 9 9 Diluição potencial 0,011% 0,059% Ações a serem entregues diretamente aos beneficiários - exercício social finalizado (2025) Conselho de Administração Diretoria Estatutária Nº total de membros 9 9 Nº total de membros remunerados 9 9 Diluição potencial 0,011% 0,033% Ações a serem entregues diretamente aos beneficiários - exercício social finalizado (2024) Conselho de Administração Diretoria Estatutária Nº total de membros 9 9 Nº total de membros remunerados 9 9 Diluição potencial 0,010% 0,050% 8.10 Em relação à cada outorga de ações realizada nos 3 últimos exercícios sociais e previstas para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) data de outorga; (e) quantidade de ações outorgadas; (f) prazo máximo para entrega das ações; (g) prazo de restrição à transferência das ações; (h) valor justo das ações na data da outorga; e (i) multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga No exercício social encerrado em 31 de dezembro de 2023, a Companhia não tinha remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e da Diretoria Estatutária. Ações a serem entregues diretamente aos beneficiários – previsão para o exercício social corrente (2026) Conselho de Administração Diretoria Estatutária Nº total de membros 9 9 Nº total de membros remunerados 9 9 Data da outorga 02/05/2025 (Outorga em 2025 para todo o mandato, correspondente a dois exercícios (2025 e 2026). Valores divididos igualmente entre as tabelas dos anos correspondentes) 02/05/2026 Quantidade de ações outorgadas 321.270 992.296 Manual para participação em Assembleia Geral de Acionistas Prazo máximo para entrega das ações 25/04/2027 (Término do mandato em curso) 3 anos Prazo de restrição à transferência das ações 2 anos Conforme determinação do Conselho de Administração Valor justo das ações na data da outorga 8,91 9,86 Preço médio ponderado por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que antecedem a Data da Outorga Preço projetado equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos) por cada Ação de Performance, corrigido com base na variação acumulada mensal do IPCA mais 10% ao ano desde 11.08.23 até a Data da Outorga (utilizado dia 02/05/2026), descontados os proventos distribuídos na “data ex” do período Multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga 2.862.515,70 9.784.038,56 Ações a serem entregues diretamente aos beneficiários – exercício social finalizado (2025) Conselho de Administração Diretoria Estatutária Nº total de membros 9 9 Nº total de membros remunerados 9 9 Data da outorga 25/04/2025 02/05/2025 Quantidade de ações outorgadas 321.270 991.573 Prazo máximo para entrega das ações 25/04/2027 (Término do mandato em curso) 3 anos Prazo de restrição à transferência das ações 2 anos 180 dias 8,91 9,40 Manual para participação em Assembleia Geral de Acionistas Valor justo das ações na data da outorga Preço médio ponderado por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que antecedem a Data da Outorga. Preço equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos) por cada Ação de Performance, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.23 até a Data da Outorga (utilizado dia 02/05/2025) Multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga 2.862.515,70 9.320.786,20 Ações a serem entregues diretamente aos beneficiários - exercício social finalizado (2024) Conselho de Administração Diretoria E statutária Nº total de membros 9 8,17 Nº total de membros remunerados 9 9 Data da outorga 02/05/2024 02/05/2024 Quantidade de ações outorgadas 288.363 1.483.597 Prazo máximo para entrega das ações 30/04/2025 (Término do mandato em curso) 3 parcelas de 1/3 do valor total outorgado: 25/10/2025, 25/10/2026 e 25/10/2027 (Ações Restritas); 3 anos (Ações Performance) Prazo de restrição à transferência das ações 2 anos Sem restrição (Ações Restritas); 180 dias (Ações Performance) Valor justo das ações na data da outorga 8,72 8,72 (Ações Restritas); 8,82 (Ações Performance) Preço médio ponderado preliminar por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que Ações Restritas: Preço médio ponderado preliminar por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que antecedem a Data da Outorga (utilizado dia 02/05/2024) Manual para participação em Assembleia Geral de Acionistas antecedem a Data da Outorga (utilizado dia 02/05/2024) Ações Performance: Preço equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos) por cada Ação de Performance, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.23 até a Data da Outorga (utilizado dia 02/05/2024) Multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga 2.514.525 13.023.028 8.11 Em relação às ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) número de ações; (e) preço médio ponderado de aquisição; (f) preço médio ponderado de mercado das ações adquiridas; e (g) multiplicação do total das ações adquiridas pela da diferença entre o preço médio ponderado de aquisição e o preço médio ponderado de mercado das ações adquiridas Nos exercícios sociais encerrados em 31 de dezembro de 2023 e 2024 a Companhia não tinha ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e para a Diretoria Estatutária nos três últimos exercícios sociais. Ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária - exercício social finalizado (2025) Conselho de Administração Diretoria Estatutária Nº total de membros 9 9 Nº total de membros remunerados 9 3 Nº de ações 312.205 221.521 Preço médio ponderado de aquisição 0 0 Preço médio ponderado de mercado das ações adquiridas 11,04 13,36 Multiplicação do total das ações adquiridas pela da diferença entre o preço médio ponderado de aquisição e o preço médio ponderado de mercado das ações adquiridas 3.446.743,20 2.959.520,56 Manual para participação em Assembleia Geral de Acionistas 8.12 Descrição sumária das informações necessárias para a compreensão dos dados divulgados nos itens 8.5 a 8.11, tal como a explicação do método de precificação do valor das ações e das opções, indicando, no mínimo: (a) modelo de precificação: Plano de outorga ações restritas A precificação das ações restritas tem como base o preço da ação negociada em mercado na data da outorga ajustada pelos dividendos, sendo assim um dado observável. Plano de outorga de ações restritas por performance A Companhia adota como método de precificação das ações restritas por performance o modelo Monte Carlo. A Companhia compreende que o Monte Carlo é considerado um modelo apropriado para a precificação das ações restritas outorgadas a seus administradores, que considera em seu racional de cálculo as seguintes informações: preço atual da ação, o preço de exercício da opção, a volatilidade da opção, a taxa de juros livre de risco e o tempo até o vencimento. (b) dados e premissas utilizadas no modelo de precificação, incluindo o preço médio ponderado das ações, preço de exercício, volatilidade esperada, prazo de vida da opção, dividendos esperados e a taxa de juros livre de risco; Os dados e premissas utilizadas no modelo de precificação são apresentados na tabela a seguir: (c) método utilizado e as premissas assumidas para incorporar os efeitos esperados de exercício antecipado; Plano de ações restritas Manual para participação em Assembleia Geral de Acionistas O preço foi calculado com base no preço da ação ordinária na data da outorga, ajustada pelos dividendos esperados. Plano de ações restritas por performance A Companhia adota como método de precificação das ações restritas por performance o modelo Monte Carlo. (d) forma de determinação da volatilidade esperada; A forma da volatilidade estimada utiliza dados históricos dos preços negociados da ação da Companhia. (e) se alguma outra característica da opção foi incorporada na mensuração de seu valor justo Não se aplica. 8.13. Informar a quantidade de ações, cotas e outros valores mobiliários conversíveis em ações ou cotas, emitidos, no Brasil ou no exterior, pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, que sejam detidas por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão AÇÕES DETIDAS POR MEMBROS DO CONSELHO DE ADMINISTRAÇÃO, DA DIRETORIA ESTATUTÁRIA E CONSELHEIROS FISCAIS Posição: Dezembro/2025 Órgão Quantidade de ações ON Conselho de Administração 441.373 Diretoria Estatutária 221.521 Conselho Fiscal 736 8.14. Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários, fornecer as seguintes informações em forma de tabela: a. Órgão Membros da Diretoria Membros da Diretoria Membros do Conselho de Administração Membros do Conselho de Administração Manual para participação em Assembleia Geral de Acionistas b. Número de membros 3 4 6 1 c. Número de membros remunerados 3 4 6 1 d. Nome do plano Plano III Plano IV Plano III Plano IV e. Quantidade de administradores que reúnem condições para se aposentar (elegível) 2 0 5 0 f. Condições para se aposentar antecipadamente 45 anos de idade, com no mínimo 5 anos de contribuição. 45 anos de idade, com no mínimo 5 anos de contribuição. 45 anos de idade, com no mínimo 5 anos de contribuição. 45 anos de idade, com no mínimo 5 anos de contribuição. g. Valor acumulado atualizado das contribuições até 31/01/2026, descontada a parcela relativa às contribuições feitas diretamente pelos administradores 3.057.375,77 512.583,39 1.948.422,86 44.924,29 h. Valor total acumulado das contribuições realizadas durante o período de 31/01/2025 a 31/01/2026, descontada a parcela relativa a contribuições feitas diretamente pelos administradores 824.061,01 421.501,13 535.409,45 44.924,29 i. Possibilidade de resgate antecipado e quais condições Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora. Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora. Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora. Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora. 8.15. Em forma de tabela, indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal: Diretoria Estatutária Conselho de Administração Conselho Fiscal 31/12/25 31/12/24 31/12/23 31/12/25 31/12/24 31/12/ 23 31/12/25 31/12/24 31/12/ 23 Nº de membros 9 8,17 7 9,00 9,00 9 3,00 3,75 5 Nº total de membros remunerados 9 8,17 7 9 8,83333 9 2,08 3,00 4,41666 72 Manual para participação em Assembleia Geral de Acionistas Valor da maior remuneração (Reais) 11.585.944,68 14.349.355,8 1 1.693.062,88 2.848.946,60 2.078.751, 40 411.609, 60 175.362,00 168.740,80 155.498, 40 Valor da menor remuneração¹ (Reais) 1.579.546,61 2.994.364,28 1.427.797,89 750.300,80 589.203,20 267.546, 24 175.362,00 168.740,80 141.367, 68 Valor médio da remuneração² (Reais) 4.651.360,68 4.927.192,71 1.433.576,12 1.271.264,94 947.179,09 332.259, 49 162.183,28 155.550,85 141.928, 64 Observação Diretoria Estatutária 31/12/2025 A Diretoria Estatutária era composta por 9 (nove) diretores membros, sendo 1 (um) presidente, 5 (cinco) vice-presidentes e 3 (três) diretores. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2026-CVM/SEP de 26/02/2026. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses. Foram considerados os valores referentes ao Plano de Outorga(s) de Ações Restritas. 31/12/2024 A Diretoria Estatutária era composta por 9 (nove) diretores membros, sendo 1 (um) presidente, 5 (cinco) vice-presidentes e 3 (três) diretores. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2025-CVM/SEP de 27/02/2025. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses. Foram considerados os valores referentes ao Plano de Outorga(s) de Ações Restritas. 31/03/2023 A Diretoria Estatutária era composta de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. Conforme especificado no item 10.2.8.2 do OFÍCIO CIRCULAR/ANUAL-2024- CVM/SEP de 07/03/2024, o valor da remuneração média dos diretores, deve ser calculada dividindo o valor total de remuneração dos membros pelo número de membros remunerados, independentemente se houve ou não descontinuidade de vínculo de algum membro no exercício. Por outro lado, conforme o disposto no item 10.2.8.13, do mesmo ofício da CVM, a menor remuneração é aquela obtida dentre os membros que receberam remuneração durante os 12 (doze) meses do ano, desconsiderando eventuais diretores que tiveram vínculos parciais durante o exercício. Para o exercício de 2023, um membro da diretoria foi desconsiderado para o cálculo do valor mínimo da remuneração tendo em vista Manual para participação em Assembleia Geral de Acionistas que teve seu vínculo descontinuado no exercício, o que justifica o valor da média da remuneração dos diretores ser inferior à remuneração mínima. Os valores consideram a deliberação da 209ª AGE de 18.12.2023, com a suplementação orçamentária para recomposição da remuneração e a restituição da previsão de pagamento de remuneração variável dos diretores. Conselho de Administração 31/12/2025 O Conselho de Administração era composto por 9 (nove) conselheiros. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2026- CVM/SEP de 26/02/2026. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses. Foram considerados os valores referentes ao Plano de Outorga(s) de Ações Restritas. 31/12/2024 O Conselho de Administração era composto por 9 (nove) conselheiros. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2025-CVM/SEP de 27/02/2025. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses. Foram considerados os valores referentes ao Plano de Outorga(s) de Ações Restritas. 31/03/2023 O Conselho de Administração era composto de 9 (nove) conselheiros. Conforme especificado no item 10.2.8.2 do OFÍCIO CIRCULAR/ANUAL-2024-CVM/SEP de 07/03/2024, o valor da remuneração média dos conselheiros, deve ser calculada dividindo o valor total de remuneração dos membros pelo número de membros remunerados, independentemente se houve ou não descontinuidade de vínculo de algum membro no exercício. Por outro lado, conforme o disposto no item 10.2.8.13, do mesmo ofício da CVM, a menor remuneração é aquela obtida dentre os membros que receberam remuneração durante os 12 (doze) meses do ano, desconsiderando eventuais conselheiros que tiveram vínculos parciais durante o exercício. Os valores consideram a deliberação da 209ª AGE de 18.12.2023, pela suplementação orçamentária para recomposição da remuneração. Conselho Fiscal Manual para participação em Assembleia Geral de Acionistas 31/12/2025 O Conselho Fiscal era composto por 3 (três) conselheiros titulares e igual número de suplentes. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2026-CVM/SEP de 26/02/2026. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Um dos nossos membros renunciou à remuneração, e por isso não foi considerado para o cálculo do valor médio da remuneração anual, embora permaneça a ser computado para a indicação do número de membros. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses. 31/12/2024 O Conselho Fiscal era composto por 3 (três) conselheiros titulares e igual número de suplentes. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2025-CVM/SEP de 27/02/2025. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Um dos nossos membros renunciou à remuneração, e por isso não foi considerado para o cálculo do valor médio da remuneração anual, embora permaneça a ser computado para a indicação do número de membros. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses. 31/03/2023 O Conselho Fiscal era composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. Conforme especificado no item 10.2.8.2 do OFÍCIO CIRCULAR/ANUAL- 2024-CVM/SEP de 07/03/2024, o valor da remuneração média dos conselheiros, deve ser calculada dividindo o valor total de remuneração dos membros pelo número de membros remunerados, independentemente se houve ou não descontinuidade de vínculo de algum membro no exercício. Por outro lado, conforme o disposto no item 10.2.8.13, do mesmo ofício da CVM, a menor remuneração é aquela obtida dentre os membros que receberam remuneração durante os 12 (doze) meses do ano, desconsiderando eventuais conselheiros que tiveram vínculos parciais durante o exercício. Em 2023, 02 (dois) membros receberam remuneração do emissor em 12 (doze) meses. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.8.b do OFÍCIO CIRCULAR/ANUAL-2023- CVM/SEP. Os valores consideram a deliberação Manual para participação em Assembleia Geral de Acionistas da 209ª AGE de 18.12.2023, pela suplementação orçamentária para recomposição da remuneração. 8.16. Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor A Companhia não possui instrumentos de indenização para os Administradores em caso de destituição do cargo ou aposentadoria. No entanto, a critério do Conselho de Administração, mediante recomendação do Comitê de Gente, poderão ser destinados valores a título de cessação em razão de destituição do cargo, sem prejuízo do montante global aprovado em AGO. 8.17. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto. Nos exercícios sociais encerrados em 31 de dezembro de 2025, 2024 e 2023, não existiram partes relacionadas ao controlador que integraram o Conselho de Administração, a Diretoria Estatutária ou o Conselho Fiscal da Companhia. Tendo em vista a concretização da transformação em corporação (companhia com capital disperso sem controlador) da Companhia em 11.08.2023 e a consequente ausência de controlador, desde então, este item 8.17 não é aplicável. 8.18. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados Nos exercícios sociais encerrados em 31 de dezembro de 2025, 2024 e 2023, não foram reconhecidos valores no resultado da Companhia indicados como remuneração de Administradores e membros do Conselho Fiscal, agrupados por órgão, recebidos por qualquer razão que não a função que ocupam. Do mesmo modo, não há previsão, para o exercício social corrente, de reconhecimento de valores dessa natureza. 8.19. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do Manual para participação em Assembleia Geral de Acionistas conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos Nos três últimos exercícios sociais, não houve remuneração dos membros da Administração e Conselho Fiscal reconhecidas no resultado de controladas da Companhia, dos controladores diretos ou indiretos da Companhia ou de sociedades sob controle comum. Do mesmo modo, não há previsão, para o exercício social corrente, de reconhecimento de valores dessa natureza. 8.20. Fornecer outras informações que o emissor julgue relevantes As informações relevantes já foram apresentadas nos textos contidos neste documento. Anexo IV FRE – Indicados para compor o Conselho Fiscal da Copel Holding Mandato abril 2026 a abril 2027 Nome DEMETRIUS NICHELE MACEI Nacionalidade Brasileira CPF 787.870.509-78 4 Passaporte N/A Data de nascimento 26/12/1970 Profissão Advogado Órgão administração Conselho Fiscal Cargo eletivo ocupado Conselheiro Fiscal Titular Outros cargos/funções Não ocupa. Data de eleição 23/04/2026 Prazo do mandato abril 2026 a abril 2027 Data de posse 24/04/2026 Eleito pelo controlador N/A Data de início do 1º mandato 02/05/2019 Membro independente Sim Experiência profissional (últimos 5 anos): Presidente do Conselho Fiscal da: Companhia Paranaense de Energia S.A.; Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., Copel Renováveis S.A. (atualmente Copel Serviços S.A.) (desde 2019); Presidente do Conselho de Administração da Companhia de Saneamento do Paraná - Sanepar (desde 2024); Professor de Direito Tributário na graduação, mestrado e doutorado na Faculdade de Direito Curitiba ‐ UNICURITIBA (desde 2011); Presidente do Conselho Fiscal da Copel Telecomunicações S.A. (2019-2021); Presidente do Conselho Fiscal da F.D.A. Geração de Energia Elétrica S.A. (2019-2020); e Titular da Câmara Superior de Recursos Fiscais do Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda-CARF/ME (2015- 2019). Declaração de eventuais condenações (últimos 5 anos): Declara que não esteve sujeito à condenação criminal, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados ou condenação transitada em julgado, na esfera judicial ou objeto de decisão final administrativa, que tivesse ocasionado a suspensão ou inabilitação para prática de qualquer atividade profissional ou comercial, estando, assim, devidamente habilitado para a prática de suas atividades profissionais. Declara, também, que não é considerado pessoa exposta politicamente, nos termos da regulamentação aplicável. Nome JOSÉ PAULO DA SILVA FILHO Nacionalidade Brasileira CPF 386.730.294-49 4 Passaporte N/A Data de nascimento 14/04/1963 Profissão Contador Órgão administração Conselho Fiscal Cargo eletivo ocupado Conselheiro Fiscal Suplente Outros cargos/funções Não ocupa. Data de eleição 23/04/2026 Prazo do mandato abril 2026 a abril 2027 Data de posse 24/04/2026 Eleito pelo controlador N/A Data de início do 1º mandato 29/04/2021 Membro independente Sim Experiência profissional (últimos 5 anos): Conselheiro fiscal suplente dos Conselhos Fiscais da: Companhia Paranaense de Energia - Copel, Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., Copel Serviços S.A. (desde 2024); Conselheiro fiscal titular da JBS S.A., e da Eldorado Brasil Celulose S.A. (desde 2014); Conselheiro fiscal titular dos Conselhos Fiscais da: Companhia Paranaense de Energia - Copel, Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., Copel Serviços S.A. (2021-2024), da Copel Telecomunicações S.A. (2019-2021); Membro titular do Conselho Fiscal da F.D.A. Geração de Energia S.A. (2019-2020). Declaração de eventuais condenações (últimos 5 anos): Declara que não esteve sujeito à condenação criminal, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados ou condenação transitada em julgado, na esfera judicial ou objeto de decisão final administrativa, que tivesse ocasionado a suspensão ou inabilitação para prática de qualquer atividade profissional ou comercial, estando, assim, devidamente habilitado para a prática de suas atividades profissionais. Declara, também, que não é considerado pessoa exposta politicamente, nos termos da regulamentação aplicável. FRE – Indicados para compor o Conselho Fiscal da Copel Holding Mandato abril 2026 a abril 2027 Nome SERGIO HENRIQUE DA FONSECA Nacionalidade Brasileira CPF 023.936.847-94 4 Passaporte N/A Data de nascimento 20/11/1971 Profissão Contador Órgão administração Conselho Fiscal Cargo eletivo ocupado Conselheiro Fiscal Titular Outros cargos/funções Não ocupa. Data de eleição 23/04/2026 Prazo do mandato abril 2026 a abril 2027 Data de posse 24/04/2026 Eleito pelo controlador N/A Data de início do 1º mandato 25/04/2025 Membro independente Sim Experiência profissional (últimos 5 anos): Conselheiro fiscal titular dos Conselhos Fiscais da: Companhia Paranaense de Energia - Copel, Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., Copel Serviços S.A. (desde 2025); Sócio majoritário da Probitas, consultoria e assessoria financeira, fiscal, societário e contábil (desde 2010). Declaração de eventuais condenações (últimos 5 anos): Declara que não esteve sujeito à condenação criminal, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados ou condenação transitada em julgado, na esfera judicial ou objeto de decisão final administrativa, que tivesse ocasionado a suspensão ou inabilitação para prática de qualquer atividade profissional ou comercial, estando, assim, devidamente habilitado para a prática de suas atividades profissionais. Declara, também, que não é considerado pessoa exposta politicamente, nos termos da regulamentação aplicável. Nome PAULO ROBERTO FRANCESCHI Nacionalidade Brasileira CPF 171.891.289-72 4 Passaporte N/A Data de nascimento 12/06/1951 Profissão Contador Órgão administração Conselho Fiscal Cargo eletivo ocupado Conselheiro Fiscal Suplente Outros cargos/funções Não ocupa. Data de eleição 23/04/2026 Prazo do mandato abril 2026 a abril 2027 Data de posse 24/04/2026 Eleito pelo controlador N/A Data de início do 1º mandato 25/04/2025 Membro independente Sim Experiência profissional (últimos 5 anos): Conselheiro fiscal suplente dos Conselhos Fiscais da: Companhia Paranaense de Energia - Copel, Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., Copel Serviços S.A. (desde 2025); Sócio da Audicontrol Auditoria e Controle (desde 1995); e Conselheiro Fiscal Titular: Triunfo Participações e Investimentos S.A. (desde 2011); Equatorial Pará Distribuidora de Energia S.A. (desde 2012); Equatorial Maranhão Distribuidora de Energia S.A. (desde 2015); Companhia Estadual de Distribuição de Energia Elétrica - CEEE (desde 2021); Petróleo Brasileiro S.A. - PETROBRAS (desde 2024); Conselheiro Fiscal Titular: Companhia de Saneamento do Paraná - SANEPAR (2018-2023); Alliar - Centro de Imagem Diagnósticos S.A. (2022-2023); Equatorial Energia S.A. (2010-2020); Conselheiro Fiscal Suplente: Weg S.A. (2014-2024); Odontoprev S.A. (2015-2024). Declaração de eventuais condenações (últimos 5 anos): Declara que não esteve sujeito à condenação criminal, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados ou condenação transitada em julgado, na esfera judicial ou objeto de decisão final administrativa, que tivesse ocasionado a suspensão ou inabilitação para prática de qualquer atividade profissional ou comercial, estando, assim, devidamente habilitado para a prática de suas atividades profissionais. Declara, também, que não é considerado pessoa exposta politicamente, nos termos da regulamentação aplicável. FRE – Indicados para compor o Conselho Fiscal da Copel Holding Mandato abril 2026 a abril 2027 Nome JOSÉ LUIZ DE ARAUJO ROLIM Nacionalidade Brasileira CPF 102.318.277-76 4 Passaporte N/A Data de nascimento 21/09/1983 Profissão Empresário Órgão administração Conselho Fiscal Cargo eletivo ocupado Conselheiro Fiscal Titular Outros cargos/funções Não ocupa. Data de eleição 23/04/2026 Prazo do mandato abril 2026 a abril 2027 Data de posse 24/04/2026 Eleito pelo controlador N/A Data de início do 1º mandato N/A Membro independente Sim Experiência profissional (últimos 5 anos): Sócio e Diretor da BR Habit Ltda (desde 2018); Sócio, Diretor e membro do Comitê de Investimentos da Radar Gestora de Recursos Ltda (2018-2025); Diretor de Gestão dos Fundos de Renda Variável, Analista de Equities e membro do Comitê de Investimentos da Vinci Partners (2009-2017). Declaração de eventuais condenações (últimos 5 anos): Declara que não esteve sujeito à condenação criminal, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados ou condenação transitada em julgado, na esfera judicial ou objeto de decisão final administrativa, que tivesse ocasionado a suspensão ou inabilitação para prática de qualquer atividade profissional ou comercial, estando, assim, devidamente habilitado para a prática de suas atividades profissionais. Declara, também, que não é considerado pessoa exposta politicamente, nos termos da regulamentação aplicável. Nome RICARDO BERTUCCI Nacionalidade Brasileira CPF 003.673.579-50 4 Passaporte N/A Data de nascimento 02/08/1977 Profissão Contador Órgão administração Conselho Fiscal Cargo eletivo ocupado Conselheiro Fiscal Suplente Outros cargos/funções Não ocupa. Data de eleição 23/04/2026 Prazo do mandato abril 2026 a abril 2027 Data de posse 24/04/2026 Eleito pelo controlador N/A Data de início do 1º mandato N/A Membro independente Sim Experiência profissional (últimos 5 anos): Sócio Senior da Audicontrol Auditoria e Controle (desde 2011); Sócio da Audicontrol Contadores Associados (desde 2016); Conselheiro Fiscal Titular da Alliança Saúde e Participações S.A. (2023-2024) e da Centrais Elétricas Brasileiras S.A. – Eletrobras (2023-2024). Declaração de eventuais condenações (últimos 5 anos): Declara que não esteve sujeito à condenação criminal, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados ou condenação transitada em julgado, na esfera judicial ou objeto de decisão final administrativa, que tivesse ocasionado a suspensão ou inabilitação para prática de qualquer atividade profissional ou comercial, estando, assim, devidamente habilitado para a prática de suas atividades profissionais. Declara, também, que não é considerado pessoa exposta politicamente, nos termos da regulamentação aplicável. FRE – Indicado para compor o Conselho de Administração da Copel Holding Mandato abril 2025 a abril 2027 Nome HARRY SCHMELZER JUNIOR Nacionalidade Brasileira CPF 444.489.619-15 4 Passaporte N/A Data de nascimento 12/07/1958 Profissão Engenheiro Eletricista Órgão administração Conselho de Administração Cargo eletivo ocupado Conselheiro de Administração Outros cargos/funções Não ocupa. Data de eleição 23/04/2026 Prazo do mandato abril 2025 a abril 2027 Data de posse 24/04/2026 Eleito pelo controlador N/A Data de início do 1º mandato 24/04/2026 Membro independente Sim Experiência profissional (últimos 5 anos): Membro dos Conselhos de Administração da WPA Participações e Serviços S.A. e da ESM S.A. (ambos desde 2025); Membro do Conselho de Administração da WEG S.A. (desde 2024); Membro do Conselho de Administração da Dexco S.A. (2024-2026) e Diretor Presidente Executivo da WEG S.A. (2018-2024). Declaração de eventuais condenações (últimos 5 anos): Declara que não esteve sujeito à condenação criminal, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados ou condenação transitada em julgado, na esfera judicial ou objeto de decisão final administrativa, que tivesse ocasionado a suspensão ou inabilitação para prática de qualquer atividade profissional ou comercial, estando, assim, devidamente habilitado para a prática de suas atividades profissionais. Declara, também, que não é considerado pessoa exposta politicamente, nos termos da regulamentação aplicável. Por fim, declara que é considerado conselheiro independente à luz dos critérios de independência previstos no Regulamento do Novo Mercado e na regulamentação da CVM. 7.4. Composição dos Comitês Não aplicável, tendo em vista que os candidatos aos Conselhos de Administração e Fiscal da Companhia não fazem parte de nenhum Comitê. 7.5. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre: (a) administradores do emissor; (b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor; (c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor; (d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor Não aplicável, tendo em vista que os candidatos não se enquadram nas relações descritas neste item. 7.6. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e: (a) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, participação igual ou superior a 99% (noventa e nove por cento) do capital social; (b) controlador direto ou indireto do emissor; e (c) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas Conforme parecer constante no Background Check dos candidatos aos Conselhos de Administração e Fiscal da Companhia, não há relações de subordinação, prestação de serviço ou controle a serem reportadas com base neste item.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 23, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.